As filed with the Securities and Exchange Commission on November 28, 2005.
Registration No. 333-129628

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOREADOR RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1311	75-0991164
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

G. Thomas Graves III
4809 Cole Avenue, Suite 108	4809 Cole Avenue, Suite 108
Dallas, Texas 75205	Dallas, Texas 75205
(214) 559-3933	(214) 559-3933
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:
Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

Approximate date of commencement of proposed sale of Securities to the public: As soon as practical after this Registration Statement becomes effective.
If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
If any of the Securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, please check the following box.     ☑
If this Form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these Securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and is not soliciting an offer to buy these Securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2005
PROSPECTUS
TOREADOR RESOURCES CORPORATION
$86,250,000 5.00% Convertible Senior Notes due 2025
3,518,813 Shares of Common Stock (i) Issuable Upon Conversion of the Notes, (ii) Issuable Upon Exercise of Outstanding Warrants to Purchase Common Stock and (iii) Currently Issued and Outstanding

SECURITIES
This prospectus covers resales by selling holders of the following securities as further described herein (each individually, a “Selling Security Holder,” and collectively, the “Selling Security Holders”) of: (1) our 5.00% senior convertible notes due 2025 (the “Notes”); and (2) shares of our common stock, par value 0.15625 per share: (i) into which the Notes are convertible; (ii) into which warrants to purchase the common stock (the “Warrants”) are exercisable; and (iii) which are currently issued and outstanding. The Selling Security Holders listed herein may from time to time offer and sell: (i) an aggregate of up to $86,250,000 principal amount of the Notes; and (ii) up to 3,518,813 shares of the common stock issuable and issued, as applicable, upon conversion of the Notes, exercise of the Warrants and currently issued and outstanding (the 3,518,813 shares of the common stock, collectively with the Notes, the “Securities”). Sales may be made through brokers or through dealers who are expected to receive customary commissions or discounts. We will receive no proceeds from the sale of the Securities sold by the Selling Security Holders under this prospectus.
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration or continuous offering process. Under this shelf process, the Selling Security Holders may from time to time sell the Securities described in this prospectus in one or more offerings.
This prospectus provides you with a general description of the Securities that the Selling Security Holders may offer. Each time a Selling Security Holder sells any of the Securities, that Selling Security Holder is required to provide you with a prospectus and/or a prospectus supplement containing specific information about the Selling Security Holder and the terms of the Securities being offered. A prospectus supplement may include other special considerations applicable to those Securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
The registration statement, of which this prospectus is a part, including the exhibits to the registration statement, provides additional information about us and the Securities offered by the Selling Security Holders under this prospectus. The registration statement, including the exhibits, can be read on the website maintained by the Commission or at the offices of the Commission.
RANKING OF THE NOTES
The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are and will be subordinated to all of our existing and future secured indebtedness and effectively subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of September 30, 2005, we had no secured indebtedness that ranked senior to the Notes, and our subsidiaries had $4.8 million of indebtedness or other obligations and trade payables of approximately $14.0 million that ranked effectively senior to the Notes. Any future secured indebtedness and indebtedness incurred by our subsidiaries would rank effectively senior to the Notes.

CONVERSION OF THE NOTES
Holders may convert their Notes at any time prior to the close of business on the business day immediately preceding their stated maturity.
The initial conversion rate, which is subject to adjustment, is 23.3596 shares of common stock per $1,000 principal amount of Notes. This represents an initial conversion price of approximately $42.81 per share.
A holder that surrenders Notes for conversion in connection with certain fundamental changes that occur before October 1, 2010 may in certain circumstances be entitled to an increased conversion rate up to an additional $7.0078 shares of common stock per $1,000 principal amount of Notes. However, in lieu of increasing the conversion rate applicable to those Notes, we may in certain circumstances elect to adjust the conversion rate and our related conversion obligation so that the Notes will be convertible into shares of an acquiring company’s common stock.
REDEMPTION AND REPURCHASE OF THE NOTES
Beginning on October 6, 2008, and prior to October 1, 2010, we may redeem the Notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the redemption date, if the closing sale price of our common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption.
On or after October 1, 2010, irrespective of the price of our common stock, we may from time to time at our option redeem the Notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date.
On each October 1, 2010, October 1, 2015 and October 1, 2020, holders may require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date.
Holders may require us to repurchase all or a portion of their Notes upon a fundamental change, as described in this prospectus, at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
OUR COMMON STOCK
3,518,813 shares of common stock, par value $0.15625 per share, representing: (i) 2,014,766 shares of common stock initially issuable upon conversion of the Notes at an initial conversion rate, subject to adjustment, of 23.3596 shares of common stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $42.81 per share and up to 604,423 additional shares of common stock issuable upon conversion of the Notes registered hereunder upon a make-whole fundamental change which represents an additional 7.0078 shares of common stock per $1,000 principal amount of Notes; (ii) 56,490 shares of common stock issuable upon exercise of warrants held by certain of the Selling Security Holders listed below; and (iii) 843,134 shares of common stock currently issued and outstanding. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), such number of shares shall include an indeterminate number of shares of common stock that may be issued in connection with stock dividends, stock splits or similar events.
TRADING AND LISTING
The Notes are eligible for trading in private offerings, resale and trading through automated linkages or the PORTAL Market of the National Associate of Securities Dealers, Inc. The Notes sold using this prospectus, however, will no longer be eligible for trading on the PORTAL Market. We do not intend to apply for listing of the Notes on any Securities exchange or for the inclusion of the Notes in any automated quotation system.
Our common stock is listed on the Nasdaq National Market under the symbol “TRGL.” On November 25, 2005, the last reported sale price of our common stock as reported by the Nasdaq National Market was $23.30 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.
Neither the Commission nor any state securities commission has approved or disapproved of these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or that the information contained in any document incorporated by reference is accurate as of any date other than the date the document was filed with the Commission.

PROSPECTUS SUMMARY
This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our Notes or Common Stock. You should read the entire prospectus, including the documents incorporated by reference, carefully, especially the section entitled “Risk Factors” beginning on page 14. The terms “Company,” “we,” “us,” “our,” and similar terms refer to Toreador Resources Corporation and its consolidated subsidiaries, unless the context otherwise requires. The term “Toreador” refers to Toreador Resources Corporation as a stand-alone entity, unless the context otherwise requires. All “$” or “dollar” amounts are in U.S. dollars, unless otherwise indicated. Certain oil and gas industry terms used in this prospectus such as “proved reserves” are defined in the section entitled “Certain Definitions” beginning on page 100 of this prospectus.
THE COMPANY
Toreador Resources Corporation is an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. We also focus on prospects where we do not have to compete directly with major integrated or large independent oil and natural gas producers and where extensive geophysical data is available. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas.
We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in offshore and onshore Turkey, Hungary, Romania and the Paris Basin, France. We also own various non-operating working interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At September 30, 2005, we held interests in approximately 4.7 million gross acres and approximately 3.8 million net acres, of which 97% is undeveloped. At December 31, 2004, our estimated net proved reserves were 13.8 MMBOE.
Historically, our operations have been concentrated in the Paris Basin in France and in south central onshore Turkey. These two regions accounted for 88% of our total proved reserves as of December 31, 2004 and approximately 76% of our total production through the nine month period ended September 30, 2005.
Since 2002, we have expanded to offshore Turkey in the Black Sea, and more recently, Hungary and onshore Romania. Going forward, we expect the majority of our capital expenditures will be dedicated to exploring and developing discoveries in these regions. Approximately half of our capital budget for the 18 month period from July 1, 2005 to December 31, 2006, is dedicated to developing our South Akcakoca natural gas project offshore Turkey. We made our first discovery there in September 2004 and since that time, we have drilled three development wells, each of which was successful. We plan to drill an additional 13 development wells by the end of 2006 and expect production to commence by mid-2006. This project is located in an area of approximately 50,000 acres within our approximately 962,000 acre Western Black Sea permit.
RECENT DEVELOPMENTS
On September 16, 2005, we sold 806,450 shares of our common stock to certain accredited investors pursuant to a private placement. The net proceeds of approximately $23.8 million will be used for general corporate purposes, including the funding of our capital expenditures requirements in 2005 and 2006.
On September 27 and September 30, 2005, we sold an aggregate principal amount of $86,250,000 of the Notes. We will use the net proceeds of approximately $83.0 million for general corporate purposes, including the funding of our capital expenditures requirements in 2005 and 2006.

On August 31, 2005, we announced a revised capital budget for the last six months of 2005, and a preliminary capital budget for the year ended December 31, 2006. In accordance with this 18 month capital budget, we expect to spend approximately $127 million from July 1, 2005 through December 31, 2006 on our exploration and development activities, primarily in Turkey, Hungary, Romania and France. We have revised our estimated full year capital spending for 2005 to approximately $71 million from a previously announced estimate of $53 million, and we expect our 2006 capital spending to be approximately $79 million. The increase from our previous 2005 capital spending estimate and our projected 2006 capital budget are based primarily upon the accelerated appraisal and development of the South Akcakoca natural gas project in Turkey’s western Black Sea and projects available as a result of our recent acquisition in Hungary.
On October 3, 2005, an attempt to set a Guardian-style production structure on the recently completed Ayazli-2 and Ayazli-3 wells was unsuccessful. It was subsequently determined that the structure and the two wells are not salvageable and will have to be redrilled. We do not believe that this event will effect our time line to have the first gas sales in the second half of 2006, nor do we expect it to have a material financial impact since the wells and the structure are covered by insurance.
On November 10, 2005, we announced our third quarter 2005 financial results and provided an operational update. Our operating income for the third quarter of 2005 was $1.7 million, an increase of 7.9% from the third quarter in 2004, and our total revenues were $8.8 million, an increase of 55.7% from the same period in 2004. With respect to oil and gas production, our production was approximately 159,000 BOE in the third quarter of 2005, a nominal decrease from the third quarter 2004, which we feel was primarily due to natural declines in production.
Operational Update
Turkey
We established our initial position in Turkey at the end of 2001 through the acquisition of Madison Oil Company. In Turkey, we currently hold interests in 22 exploration and three exploitation permits covering approximately 2.0 million net acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $67 million in this region drilling three exploration wells, 19 development wells and constructing pipelines and processing facilities to transport our production to an onshore delivery system. Our exploration and development program focuses on the following areas:

Western Black Sea permits

We currently are the operator and hold a 36.75% working interest in the Western Black Sea permits, which cover approximately 962,000 gross acres.

South Akcakoca Sub-Basin

The South Akcakoca sub-basin is an area of approximately 50,000 acres located in the Western Black Sea permits offshore Turkey. We discovered gas in September 2004 with the Ayazli-1 well and since that time have drilled three delineation wells with a 100% success rate. These are the Akkaya-1, Ayazli-2 and Ayazli-3 wells. The development program is continuing; the Cayagzi-1 delineation well was drilled to total depth and did not encounter hydrocarbons, and so that well is currently being plugged and abandoned, with the “Prometheus” jack-up rigs scheduled to begin drilling development wells on the Akkaya structure where we successfully tested a gas well in May of 2005. We expect to drill three additional development wells in the remainder of 2005, nine development wells in 2006, three of which will require a floating rig, and complete the first phase of pipeline and facility construction with production to begin in the second half of 2006. The first phase of infrastructure development includes: setting up to six production platforms; laying two subsea pipelines; constructing the onshore processing facility for the entire sub-basin development; and constructing the onshore pipeline to tie into the national pipeline operated by the Turkish national gas utility. Estimated capital expenditures in this area for the 18 month period from July 1, 2005 through December 31, 2006 are anticipated to be approximately $57 million.

Eregli Sub-Basin

The Eregli sub-basin is an area of approximately 75,000 acres located in the Western Black Sea permits offshore Turkey. We plan to shoot a high resolution 2D seismic survey on the permit in preparation for an exploration program, which we expect to commence in mid-2006. We also plan to drill three exploration wells prior to the end of 2006. Estimated capital expenditures for the 18 month period from July 1, 2005 through December 31, 2006 are anticipated to be approximately $6 million.

Thrace Black Sea permits

The Thrace Black Sea permits are located offshore Turkey in the Black Sea between Bulgarian waters and the Bosporus Straits. We are the operator and until June 2005, held a 100% working interest in the permit covering 844,000 net acres. In June 2005, HEMA Endustri A.S., a Turkish-based conglomerate, agreed to pay 100% of the first $1.5 million of the geophysical and exploration costs on this acreage to receive an option for a 50% interest in this permit.

Eastern Black Sea permit

We were recently awarded an exploration permit on three blocks in the Black Sea offshore Turkey in the coastal waters to the west northwest of the city of Trabzon. The three blocks total approximately 357,062 acres. We are the operator of and hold 100% interest in this permit.

Calgan permit

Onshore in south central Turkey, we currently operate and hold a 75% working interest in the Calgan exploration permit, which covers an area of approximately 92,000 net acres. In 2004, we drilled the Calgan-2 exploratory well which encountered oil shows. In October 2005, we drilled a lateral extension. During 2006, we expect to drill four development wells. Estimated capital expenditures in this permit for the 18 month period from July 1, 2005 through December 31, 2006 are expected to be approximately $4 million. Additionally, we are participants in a development well in the Cendere Field, located east of the Calgan permit, with a 20% working interest.

Southeast Turkey permit

Onshore in southeast Turkey, east southeast of our Calgan permit, we were recently granted an exploration permit on one block of approximately 95,897 acres. The block is west of some existing oil fields. We are operator of and hold 100% interest in this permit.
Hungary
We established our initial position in Hungary in June 2005 through the acquisition of Pogo Hungary Ltd. from Pogo Producing Company for $9 million. We currently hold an interest in one exploration permit covering two blocks aggregating approximately 764,000 net acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $14 million acquiring and processing seismic data as well as drilling three exploration wells and one development well.

Szolnok Block

Two gas wells were drilled by the previous operator of our acquired permit in the Szolnok Block, each of which initially tested at over 4 Mmcf per day. We expect to construct a gas processing facility and tie-in pipeline for two existing suspended gas producing wells in early 2006, once we complete negotiations and finalize a gas contract with the Hungarian national oil company. In addition, extensive 2D and 3D seismic surveys conducted on the Szolnok Block by the prior owner delineated multiple prospects, and we intend to start exploration drilling on the Szolnok Block in 2006.

Tompa Block

The Tompa Block prospect, where we expect to commence drilling in the first quarter of 2006, is located in the northeast corner of the Tompa Block, situated between two existing producing fields. Extensive 2D and 3D seismic surveys conducted on the Tompa Block by the prior owner delineated multiple drilling prospects.
Romania
We established our initial position in Romania in early 2003 through the award of an exploration permit in the Viperesti block. We hold a 100% interest in one rehabilitation and two exploration permits covering approximately 625,000 net acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $20 million acquiring and processing seismic data as well as drilling 10 re-entry wells, one exploration well and one development well.

Viperesti permit

We currently are the operator and hold 100% of this exploration permit, covering approximately 324,000 acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $8 million gathering geological and geophysical data, reprocessing existing seismic data, re-entering a well and drilling an exploratory well.

Moinesti permit

We are the operator and hold 100% of this exploration permit, covering approximately 300,000 net acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $5 million gathering geological and geophysical data and reprocessing seismic data.

Fauresti rehabilitation permit

We are the operator and hold 100% of this permit covering approximately 1,325 net acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $7 million re-entering nine wells and drilling a development well.
France
We established our initial position in France at the end of 2001 through the acquisition of Madison Oil Company. We hold interests in permits covering five producing oil fields in the Paris Basin on approximately 24,261 net acres as well as four exploration permits covering approximately 278,946 net acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $24 million drilling up to 15 development wells and up to five exploration wells and participating 33 1/3% in another exploration well.

Charmottes Field

We hold a 100% working interest and operate the permit covering the Charmottes Field, which currently has 12 producing oil wells. Operations are being conducted to optimize production parameters on two recently drilled horizontal wells, the Charmottes-108H and the Charmottes-110H. We expect that the wells will be on production by mid-November 2005. Construction is ongoing on a drilling pad located on the southeast flank of the Charmottes Field. The Donnmarie exploitation well, located in a deeper formation of the Charmottes Field, spudded in October 2005. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $12 million on four development wells, including the Donnmarie exploitation well.

Neocomian Complex

Pursuant to two exploitation permits, we operate and hold a 100% working interest in the permits covering the Neocomian Fields, a group of four oil fields. The property currently has 81 producing oil wells. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $5 million drilling up to 11 development wells.

Courtenay permit

We hold a 100% working interest and are the operator of this permit covering approximately 183,000 acres which surrounds the Neocomian Fields. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $2 million drilling up to four exploratory wells.

Nemours permit

We hold a 33 1/3% working interest in this permit covering approximately 37,300 gross acres which is operated by Lundin Petroleum AB. Core and log data show the potential presence of oil in the La Tonne-1 exploration well. The well is currently suspended awaiting testing of the potential discovery. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $1.5 million for our interest in an exploration well.

Aufferville permit

We hold a 100% working interest and operate this permit covering approximately 33,100 acres. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $3 million drilling an exploration well.
United States
We intend to spend approximately $2 million in the United States from July 1, 2005 through the end of 2006. Currently, we hold non-operating working interests in 923 gross wells (51 net wells) primarily in Texas, Oklahoma, New Mexico, Kansas and Louisiana.
BUSINESS STRATEGY
Our business strategy is to grow our oil and natural gas reserves, production volumes and cash flows through drilling internally generated prospects, primarily in the international arena. We also seek complementary acquisitions of new interests in our core geographic areas of operation.
We seek to:
Target underexplored basins in international regions. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas. We focus on countries where we can establish large acreage positions that we believe offer multi-year investment opportunities and concentrate on prospects where extensive geophysical data is available. Currently, we have international operations in Turkey, Hungary, Romania and France. We believe our concentrated and extensive acreage positions have allowed us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale.
Accelerate development of South Akcakoca Natural Gas Project. We intend to spend approximately half of our estimated capital budget for the period beginning on July 1, 2005 and ending on December 31, 2006 to accelerate the development of our South Akcakoca Natural Gas Project. We discovered gas in this basin in September of 2004 and we believe that the basin could significantly increase our reserves and production.

Maintain a deep inventory of drilling prospects. Our South Akcakoca gas project, where we plan to drill 13 wells prior to the end of 2006, is located on approximately 50,000 gross acres within our approximately 962,000 gross acre Western Black Sea permits. It is the only area we have explored within these permits and we believe there are significant additional drilling opportunities within and outside of the South Akcakoca sub-basin. Similarly, we believe our Hungarian and Romanian positions offer multi-year drilling opportunities. As of September 30, 2005, we had identified approximately 63 gross wells to be drilled in the remainder of 2005 and 2006 on our approximately 4.7 million gross acres (approximately 3.8 million net acres).
Pursue new permits and selective property acquisitions. We target incremental acquisitions in our existing core areas through the pursuit of new permits. Our additional growth initiatives include identifying acquisitions of (i) producing properties that will enable us to increase our production and (ii) reserve and acreage positions on favorable economic terms. Generally, we seek properties and acquisition candidates where we can apply our existing technical knowledge base.
Manage our risk exposure. Because exploration projects have a higher degree of risk than development projects, we generally plan to limit our exploratory expenditures to approximately one-third of the total annual capital expenditure budget per year. We have balanced our exploration and development activities to support our overall goal of growing and maintaining a long-lived reserve base. We also expect to make significant investments in seismic data. By equipping our geologists and geophysicists with state-of-the-art seismic information, we intend to increase the number of higher potential prospects we drill. As appropriate, we may enter into joint ventures in order to reduce our risk exposure in exchange for a portion of our interests.
Maintain operational flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our drilling program and capital expenditure budget. We may defer capital projects in order to seize attractive acquisition opportunities. If certain areas generate higher-than-anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere.
Leverage experienced management, local expertise and technical knowledge. We have assembled a management team with considerable technical expertise and industry experience. The members of our management team average more than 25 years of experience in the industry. In addition, our management team has experience working in over 40 countries. Additionally, we have an extensive team of technical experts and many of these experts are nationals in the countries in which we operate. We believe this provides us with local expertise in our countries of operations.
CORPORATE INFORMATION
We were incorporated in 1951 and were formerly known as Toreador Royalty Corporation. We are a Delaware corporation and our shares of common stock are listed on the Nasdaq National Market under the symbol “TRGL.” Our principal offices are located at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205, and our telephone number is 214.559.3933 or 800.966.2141. Our website address is http://www.toreador.net. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.
THE OFFERING

Issuer	Toreador Resources Corporation (Nasdaq: TRGL)
THE NOTES

Notes	$86,250,000 aggregate principal amount of 5.00% convertible senior Notes due October 1, 2025.

Maturity	The Notes will mature on October 1, 2025, unless earlier redeemed, repurchased or converted.

Interest payment dates	We will pay 5.00% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1 and October 1 of each year, starting on April 1, 2006, to holders of record at the close of business on the preceding March 15 and September 15, respectively. Interest accrues on the Notes from, and including, September 27, 2005 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking	The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are and will be subordinated to all of our existing and future secured indebtedness and effectively subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of September 30, 2005, we had no secured indebtedness that would rank senior to the Notes, and our subsidiaries had $4.8 million of indebtedness or other obligations and trade payables of approximately $14.0 million that would rank effectively senior to the Notes. Any future secured indebtedness and indebtedness incurred by our subsidiaries would rank effectively senior to the Notes. See “Description of Notes— Ranking”.

Conversion rights	Holders may convert their Notes at any time prior to the close of business on the business day immediately preceding their stated maturity. The initial conversion rate, which is subject to adjustment as described under “Description of the Notes—Conversion Rate Adjustments,” is 23.3596 shares of common stock per $1,000 principal amount of Notes. This represents an initial conversion price of approximately $42.81 per share.

A holder that surrenders Notes for conversion in connection with certain fundamental changes that occur prior to October 1, 2010 may be entitled to an increase in the conversion rate. However, in lieu of increasing the conversion rate applicable to those Notes, we may in certain circumstances elect to change our conversion obligation so that, in lieu of delivering shares of our common stock in respect of such conversion obligation, we will deliver shares of the acquiring company’s common stock. See “Description of Notes—Conversion rights—Adjustment to the conversion rate upon make-whole fundamental changes—Fundamental changes involving an acquisition of us by a public acquirer.”

Sinking fund	None.

Provisional redemption	We may redeem the Notes in whole or in part for cash at any time beginning on October 6, 2008 and prior to October 1, 2010, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, including additional interest, if any, to but excluding the redemption date, if the closing sale price of our common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. See “Description of Notes—Provisional redemption.”

Redemption of Notes at our option	On or after October 1, 2010, irrespective of the closing sale price of our common stock, we may from time to time at our option redeem the Notes, in whole or in part, in cash at a redemption price equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Optional redemption.”

Purchase of Notes by us at the option of the holder	On each of October 1, 2010, October 1, 2015 and October 1, 2020 the holders may require us to purchase all or a portion of the Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. See “Description of Notes—Purchase of Notes by us at the option of the holder.”

Right of holder to require us to repurchase Notes if a fundamental change occurs	If a fundamental change, as described in this prospectus, occurs, unless the Notes have been previously converted, the holders may require us to repurchase all or a portion of the Notes at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of Notes—Holders may require us to repurchase their Notes upon a fundamental change.”

Events of default	If an event of default on the Notes has occurred and is continuing, the principal amount of the Notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of Notes—Events of default.”

Use of proceeds	We will not receive any of the proceeds from the sale of the Notes or Common Stock offered by this prospectus.

DTC eligibility	The Notes were issued in book-entry-only form and will be represented by one or more global securities, without interest coupons, registered in the name of a nominee of the Depository Trust Company (“DTC”). The Notes were deposited with the trustee as custodian for DTC. Beneficial interests in the Notes are and will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their Notes for Certificated Securities. See “Description of Notes—Form, denomination and registration of Notes.”

THE COMMON STOCK

Common Stock	3,518,813 shares of common stock, par value $0.15625 per share, representing: (i) 2,014,766 shares of Common Stock initially issuable upon conversion of the Notes at an initial conversion rate, subject to adjustment, of 23.3596 shares of common stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $42.81 per share and up to 604,423 additional shares of common stock issuable upon conversion of the Notes registered hereunder upon a make-whole fundamental change which represents an additional 7.0078 shares of common stock per $1,000 principal amount of Notes; (ii) 56,490 shares of common stock issuable upon exercise of warrants held by certain of the Selling Security Holders listed below; and (iii) 843,134 shares of common stock currently issued and outstanding. Pursuant to Rule 416 under the Securities Act, such number of shares shall include an indeterminate number of shares of common stock that may be issues in connection with a stock dividend, stock split, recapitalization or similar event.

Common stock to be outstanding after this offering	18,109,871 shares at November 25, 2005.[1]

Certain U.S. federal income tax considerations	For a discussion of certain U.S. federal tax considerations relating to the purchase, ownership and disposition of the Notes and shares of Common Stock into which the Notes are convertible see “Certain United States federal income tax considerations.”

Risk factors	In analyzing an investment in the Notes and Common Stock offered pursuant to this prospectus, you should carefully consider, along with other matters included or incorporated by reference in this prospectus, the information set forth under “Risk factors.”
1 Assumes the issuance of the 604,423 additional shares upon conversion of the Notes upon a make-whole fundamental changes. Does not include (i) 1,087,480 shares issuable upon exercise of currently issued stock options; (ii) 119,962 shares issuable upon conversion of the second amended and restated convertible debenture; and (iii) 450,000 shares issuable upon conversion of the Series A-1 Convertible Preferred Stock.
SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated financial data as of December 31, 2004 and for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by Hein & Associates LLP, and our consolidated financial statements as of and for the year ended December 31, 2002 have been audited by Ernst & Young LLP. The following summary consolidated financial data as of September 30, 2005 and for the nine-month periods ended September 30, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements.
This information is only a summary and should be read together with “Management’s discussion and analysis of financial condition and results of operations” in this prospectus, and the consolidated financial statements and related notes, “Management’s discussion and analysis of financial condition and results of operations,” and the other financial information from our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A, and our Quarterly Report on Form 10-Q for the period ended September 30, 2005, incorporated by reference in this prospectus and on file with the Commission.

For more details on how you can obtain our Commission reports incorporated by reference into this prospectus, see “Where you can find additional information.”

	Year ended			Nine months ended
	December 31,			September 30,

Statement of operations data	2002	2003	2004(1)	2004	2005

(in thousands, except per share data)				(unaudited)
Revenues:
Oil and natural gas sales	$17,456	$17,845	$22,336	$15,807	$22,348
Loss on commodity derivatives	(2,150)	(1,017)	(1,322)	(1,180)	—
Lease bonuses and rentals	69	18	14	—	—

Total revenues	15,375	16,846	21,028	14,627	22,348
Costs and expenses:
Lease operating	6,071	6,651	6,873	5,036	6,372
Exploration and acquisition	2,234	2,411	3,402	984	1,913
Dry hole and abandonment	—	—	—	—	1,506
Depreciation, depletion and amortization	3,797	3,246	3,538	2,568	2,881
Impairment of oil and natural gas properties	525	171	—	—	—
Reduction in force	—	511	172	—	—
General and administrative	5,270	2,983	5,474	3,851	5,104

Total costs and expenses	17,897	15,973	19,459	12,439	17,776

Operating income (loss)	(2,522)	873	1,569	2,188	4,572

Other income (expense):
Equity in earnings (loss) of unconsolidated investments	(1,186)	22	(18)	21	117
Gain (loss) on sale of properties and other assets	(2,143)	80	(336)	45	12
Foreign currency exchange gain	437	979	5,044	4,811	155
Turkish currency remeasurement	—	—	(1,140)	—	—
Other income (expense)	(621)	173	396	265	589
Interest expense	(1,692)	(1,193)	(1,611)	(1,373)	(305)

Total other income (expense)	(5,205)	61	2,335	3,769	568

Income (loss) from continuing operations before income taxes	(7,727)	934	3,904	5,957	5,140
Benefit from income taxes	(2,061)	(266)	(3,576)	(896)	659

Income (loss) from continuing operations, net of income taxes	(5,666)	1,200	7,480	6,853	4,481
Income (loss) from discontinued operations, net of income taxes	(441)	1,182	17,539	18,354	25

Net income (loss)	(6,107)	2,382	25,019	25,207	4,506
Dividends on preferred shares	374	500	714	(540)	(644)

Net income (loss) applicable to common shares	$(6,481)	$1,882	$24,305	$24,667	$3,862

Basic income (loss) per share from:
Continuing operations	$(0.65)	$0.07	$0.71	$0.67	$0.28
Discontinued operations	(0.04)	0.13	1.83	1.93	—

	$(0.69)	$0.20	$2.54	2.60	0.28

	Year ended			Nine months ended
	December 31,			September 30,

Statement of operations data	2002	2003	2004(1)	2004	2005

(in thousands, except per share data)				(unaudited)
Diluted income (loss) per share from:
Continuing operations	$(0.65)	$0.07	$0.60	$0.56	$0.27
Discontinued operations	(0.04)	0.13	1.37	1.48	—

	$(0.69)	$0.20	$1.97	$2.04	$0.27

Weighted average shares outstanding:
Basic	9,343	9,338	9,571	9,503	13,891
Diluted	9,343	9,347	12,817	12,406	14,857

(1)	In January 2004, we sold our U.S. mineral and royalty interests. The gain on the sale, net of related tax, and the operating results of the interests sold are reflected in the above table as discontinued operations.

	Year ended			Nine months ended
	December 31,			September 30,

Statement of cash flows data	2002	2003	2004	2004	2005

(in thousands)				(unaudited)
Cash flow provided by (used in):
Operating activities	$6,362	$6,879	$94	$(299)	$7,677
Investing activities	(1,668)	(3,241)	24,426	28,689	(50,385)
Financing activities	(5,873)	(1,869)	(20,864)	(21,703)	145,651
Capital expenditures for oil and natural gas property and equipment	(6,178)	(3,713)	16,743	12,434	49,795

	As of December 31,	As of September 30,
Balance sheet data	2004	2005

(in thousands)
		(unaudited)
Cash and cash equivalents	$4,977	$108,395
Total assets	94,674	252,312
Long-term debt (including current portion)(1)	9,022	91,955
Stockholders’ equity	63,258	131,463

(1)	The actual long-term debt, including current maturities, consists of approximately $1.5 million aggregate principal amount owing under our second amended and restated convertible debenture. The second amended and restated convertible debenture bears interest at a rate of 6% per annum, payable quarterly in arrears in cash or in shares of our common stock, at our option, is convertible into shares of our common stock at any time at a conversion price of $6.75 per share and matures on March 31, 2006.

SUMMARY OPERATING DATA
The following table summarizes our oil and natural gas production, net of royalties, for the periods indicated. This information is unaudited.

					Nine months
	Year ended December 31, 2004				ended
					September 30,
	United States	France	Turkey	Total	2005

Production:
Oil (Bbls)	69,649	396,806	73,118	539,573	395,365
Daily average (Bbls/ Day)	191	1,087	200	1,478	1,448
Gas (Mcf)	567,639	—	—	567,639	395,785
Daily average (Mcf/ Day)	1,555	—	—	1,555	1,450
Daily average (BOE/ Day)	450	1,087	200	1,737	1,690
Unit prices:
Average oil price ($/Bbl)	$38.45	$35.39	$31.05	$35.24	$49.20
Average gas price ($/Mcf)	5.65	—	—	5.65	7.04
Average equivalent price ($/BOE)	35.83	35.39	31.05	35.00	48.21
Unit costs ($/BOE):
Lease operating	$10.66	$10.98	$10.44	$10.84	$13.85
Exploration and acquisition	8.29	0.36	25.90	5.35	4.11
Depreciation, depletion and amortization	7.88	3.97	9.11	5.58	6.28
Impairment of oil and natural gas properties	0.04	—	—	0.01	—
General and administrative	21.96	2.97	11.76	8.63	11.04
Interest and other	3.15	1.52	16.90	3.71	(1.23)

Total	$51.98	$19.80	$74.11	$34.40	$34.05

SUMMARY OIL AND NATURAL GAS RESERVES
LaRoche Petroleum Consultants, Ltd., an independent petroleum engineering firm, prepared the estimates of net proved reserves and discounted present value (pretax) for this prospectus. The following table sets forth information about our estimated net proved reserves at December 31, 2004, at December 31, 2003 and as adjusted at December 31, 2003 to reflect the sale of U.S. mineral and royalty interests in January 2004.

	At December 31,	At December 31,	At December 31,
	2004	2003(1)	2003

		As Adjusted	Actual

Proved developed:
Oil (MBbl)	8,444	7,878	8,863
Gas (MMcf)	4,875	5,803	11,158
Total (MBOE)	9,256	8,845	10,723
Proved undeveloped:
Oil (MBbl)	4,499	4,746	4,842
Gas (MMcf)	58	124	124
Total (MBOE)	4,509	4,767	4,863
Total proved (MBOE)	13,765	13,612	15,586
Discounted present value at 10% (pretax) (in thousands)	$115,142	$85,596	$116,071

(1)	Proved reserves as if the sale of U.S. mineral and royalty interests had been effective on December 31, 2003.

RATIO OF EARNINGS TO FIXED CHARGES

									Nine months
									ended
	Year ended December 31,								September 30,

	2000	2001		2002		2003		2004	2004	2005

Ratio of earnings to fixed charges	3.52%	(5.49	)*	(2.53	)*	(0.95	)*	2.07	3.54	4.94

*	Earnings were insufficient to cover fixed charges by (i) approximately $88,000 for the year ended December 31, 2003,(ii) approximately$7.3 million for the year ended December 31, 2002 and (iii) by approximately $5.1 million for the year ended December 31, 2001.
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” means income from continuing operations before equity in earnings of unconsolidated subsidiaries and income taxes plus fixed charges (excluding capitalized interest). “Fixed charges” means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs) on outstanding debt plus (i) debt-related fees and (ii) amortization of deferred loan costs.

RISK FACTORS
Any investment in our Notes or Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our Notes or Common Stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our Notes or Common Stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition or results of operations. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the price of the Notes or the market price of the Common Stock to decline, perhaps significantly, and you could lose all or part of your investment.
RISKS RELATED TO OUR BUSINESS
Our growth depends on our ability to obtain additional capital.
Effectuation of our business strategy will require substantial capital expenditures. Our capital expenditure budget for the period from July 1, 2005 to December 31, 2006 is approximately $127 million. In order to fund our future growth, we will need to obtain additional capital. The amount and timing of our future capital requirements will depend upon a number of factors, including:
• drilling results and costs;
• transportation costs;
• equipment costs and availability;
• marketing expenses;
• oil and natural gas prices;
• requirements and commitments under existing permits;
• staffing levels and competitive conditions; and
• any purchases or dispositions of assets.
Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Our failure or inability to obtain any required additional financing on favorable terms could materially and adversely affect our growth, cash flow and earnings, including our ability to meet our capital expenditures budget.
We retired our senior secured credit facilities in January 2004. Although we have a $25 million reserve-based credit facility secured by our U.S. assets and a $15 million reserve-based credit facility secured by our French assets, our ability to borrow under these facilities is limited because of our borrowing base restrictions. At September 30, 2005, there were $4.8 million outstanding under the $15 million facility and no amount outstanding under the $25 million facility. As of September 30, 2005, approximately $3 million in additional borrowings were available under the $15 million facility. As of September 30, 2005, approximately $3.3 million was available under the $25 million facility.
No assurance can be given that we will have the needed additional capital to fund our growth under these facilities. We also may utilize the capital currently expected to be available from our present operations to fund other opportunities.

The terms of our indebtedness may restrict our ability to grow.
Our $15 million facility restricts our ability to incur additional indebtedness because of financial ratios which we must meet. In addition, our $25 million facility restricts the ability of the borrowers, two of our domestic subsidiaries, to incur additional indebtedness because of financial ratios which we must meet.

Thus, we may not be able to obtain sufficient capital to grow our business and we may lose opportunities to acquire interests in oil and natural gas properties or related businesses because of our inability to fund such growth.
Our ability to comply with the restrictions and covenants of our indebtedness in the future is uncertain and is affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants could result in a default, which could permit the lender to accelerate repayments and foreclose on the collateral securing the indebtedness.
In addition, our pursuit of capital could result in the issuance of potentially dilutive equity securities. Any additional future indebtedness may limit our financial and operating flexibility in a manner similar to and potentially more restrictive than the facilities discussed above. We also may utilize the capital currently expected to be available from our present operations to fund other opportunities.

Acquisition prospects may be difficult to assess and may pose additional risks to our operations.
On a consistent basis, we evaluate and, where appropriate, pursue acquisition opportunities on terms we consider favorable. In particular, we pursue acquisitions of businesses or interests that will complement and allow us to expand our exploration activities; however, currently, we have no binding commitments related to any acquisitions. The successful acquisition of interests in oil and natural gas properties requires an assessment of:
• recoverable reserves;
• exploration potential;
• future oil and natural gas prices;
• operating costs;
• potential environmental and other liabilities and other factors; and
• permitting and other environmental authorizations required for our operations.
In connection with such an assessment, we would expect to perform a review of the subject properties that we believe to be generally consistent with industry practices. Nonetheless, the resulting conclusions are necessarily inexact and their accuracy inherently uncertain, and such an assessment may not reveal all existing or potential problems, nor will it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. As a result, acquired properties may prove to be worth less than we pay for them.
Future acquisitions could pose numerous additional risks to our operations and financial results, including:
• problems integrating the purchased operations, personnel or technologies;
• unanticipated costs;
• diversion of resources and management attention from our core business;
• entry into regions or markets in which we have limited or no prior experience; and
• potential loss of key employees, particularly those of any acquired organization.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do.
We operate in the highly competitive areas of oil and natural gas exploration, development, production, leasing, and acquisition activities. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:
• seeking to acquire desirable producing properties or new leases for future exploration;
• marketing our oil and natural gas production;
• integrating new technologies; and
• seeking to acquire the equipment and expertise necessary to develop and operate our properties.
Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil and natural gas companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Our business exposes us to liability and extensive regulation on environmental matters.
Our operations are subject to numerous federal, state, local and foreign laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations not only expose us to liability for our own negligence, but may also expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time those actions were taken. We may incur significant costs as a result of environmental accidents, such as oil spills, natural gas leaks, ruptures, or discharges of hazardous materials into the environment, including clean-up costs and fines or penalties. Additionally, we may incur significant costs in order to comply with environmental laws and regulations and may be forced to pay fines or penalties if we do not comply.

A significant portion of our operations is conducted in Turkey, Hungary, Romania and France. Therefore, we are subject to political and economic risks and other uncertainties.
We have international operations and are subject to the following foreign issues and uncertainties that can affect our operations adversely:
• the risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;
• taxation policies, including royalty and tax increases and retroactive tax claims;
• exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;
• laws and policies of the United States affecting foreign trade, taxation and investment;
• the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and
• the possibility of restrictions on repatriation of earnings or capital from foreign countries.

Terrorist activities may adversely affect our business.
Terrorist activities, including events similar to those of September 11, 2001, or armed conflict involving the United States or any other country in which we hold interests, may adversely affect our business activities and financial condition. If events of this nature occur and persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in our revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We are highly dependent upon key personnel.
Our continued success is dependent to a significant degree upon the services of our executive officers and upon our ability to attract and retain qualified personnel who are experienced in the various phases of our business. If we lose the services of one or more of our executive officers or are unable to attract and retain qualified geologists, geophysicists and other technical personnel, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected. We do not maintain key man life insurance for any of our executive officers.

Our marketing of oil and natural gas production principally depends upon facilities operated by others, and these operations may change and have a material adverse effect on our marketing.
Our marketing of oil and natural gas production principally depends upon facilities operated by others. The operations of those facilities may change and have a material adverse effect on our marketing of oil and natural gas production. In addition, we rely upon third parties to operate many of our properties and may have no control over the timing, extent and cost of development and operations. As a result of these third-party operations, we cannot control the timing and volumes of production. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. Our access to transportation options also can be affected by U.S. federal and state regulation and foreign regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. These factors and the availability of markets are beyond our control. If market factors dramatically change, the financial impact on our revenues could be substantial and could adversely affect our ability to produce and market oil and natural gas.

We may not be able to renew our permits or obtain new ones.
We do not hold title to properties in Turkey, Hungary, Romania and France, but have exploration and exploitation permits granted by these countries’ respective governments. There can be no assurance that we will be able to renew any of these permits when they expire, convert exploration permits into exploitation permits or obtain additional permits in the future.

Since we do not hold title to our foreign properties but rather hold exploitation and exploration permits granted to us by the applicable foreign governments, the Commission may require that a certain portion of proved reserves associated with these permits not be included in our proved reserves.
Rather than holding title to our foreign properties, we hold exploitation and exploration permits that have been granted to us for a specific time period by the applicable foreign governments. We must apply to have these permits renewed and extended in order to continue our exploration and development rights. Although we have always reported our proved reserves assuming that the permits will be extended in due course, the Commission may take the view that our ability to renew and extend our permits past their current expiration dates is not sufficiently certain such that we should not include the reserves that may be produced post expiration in our total proved reserves. Although we have previously been able to provide support to the Commission regarding the likelihood of extension, no assurance can be given that the Commission will allow us to continue to include these additional reserves in our proved reserves.

Our future hedging activities may require us to make significant payments that are not offset by sales of production and may prevent us from benefiting from increases in oil or natural gas prices.
Although we are not currently a party to a hedging transaction, occasionally, we may reduce our exposure to the volatility of oil and natural gas prices by hedging a portion of our production. In a typical hedge transaction, we will have the right to receive from the counterparty to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we will be required to pay the counterparty this difference multiplied by the quantity hedged. In such case, we will be required to pay the difference regardless of whether we have sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging also could prevent us from receiving the full advantage of increases in oil or natural gas prices above the fixed amount specified in the hedge.

Our operations are subject to currency fluctuation risks.
We currently have operations involving the U.S. dollar, Euro, New Turkish Lira, Forint and Romanian Lei. We are subject to fluctuations in the value of the U.S. dollar as compared to the Euro, New Turkish Lira, Forint and Romanian Lei respectively. These fluctuations may adversely affect our results of operations.

We cannot rely on the results of our non-core assets in the future.
We have made equity investments in technology-related businesses that, although related to the energy industry, are not part of our core strategy. Although we have obtained a return of some of our initial investments and have received earnings from these investments during various periods, there can be no assurance that we will be able to obtain any future returns from these investments. Additionally, these investments are subject to the risks associated generally with technology-related industries, including obsolescence, competition, concentration and the inability to obtain the necessary capital for future growth.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
In the audit of our financial statements for the year ended December 31, 2004, our auditors, Hein & Associates LLP discovered certain internal control deficiencies that constituted material weaknesses as defined in Statement of Auditing Standards No. 60 and may also constitute material weaknesses in our disclosure controls. As a result of the findings, we have implemented a course of action reasonably designed to remediate these material weaknesses. However, we cannot be certain that our course of action will ensure that we will not have any future material weaknesses. Any future material weaknesses could harm our operating results or cause us to fail to meet our reporting obligations and could cause investors to lose confidence in our reported financial information, thereby having a negative effect on the trading price of our stock.
RISKS RELATED TO OUR INDUSTRY

A decline in oil and natural gas prices may have an adverse impact on our operations.
Our revenues, cash flows and profitability are substantially dependent upon prevailing prices for oil and natural gas. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Any significant or extended decline in oil or natural gas prices will have a material adverse effect on our business, financial condition and results of operations and could impair access to future sources of capital. Volatility in the oil and natural gas industry results from numerous factors over which we have no control, including:
• the level of oil and natural gas prices, expectations about future oil and natural gas prices and the ability of international cartels to set and maintain production levels and prices;
• the cost of exploring for, producing and transporting oil and natural gas;
• the domestic and foreign supply of oil and natural gas;
• domestic and foreign governmental regulation;
• the level and price of foreign oil and natural gas transportation;
• available pipeline and other oil and natural gas transportation capacity;
• weather conditions;
• international political, military, regulatory and economic conditions;
• the level of consumer demand;
• the price and the availability of alternative fuels;
• the effect of worldwide energy conservation measures; and
• the ability of oil and natural gas companies to raise capital.
Significant declines in oil and natural gas prices for an extended period may:
• impair our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;
• reduce the amount of oil and natural gas that we can produce economically;
• cause us to delay or postpone some of our capital projects;
• reduce our revenues, operating income and cash flow; and
• reduce the carrying value of our oil and natural gas properties.
No assurance can be given that current levels of oil and natural gas prices will continue. We expect oil and natural gas prices, as well as the oil and natural gas industry generally, to continue to be volatile.

Continued financial success depends on our ability to replace our reserves in the future.
Our future success as an oil and natural gas producer depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are profitable. Oil and natural gas are depleting assets, and production from oil and natural gas from properties declines as reserves are depleted with the rate of decline depending on reservoir characteristics. If we are unable to conduct successful exploration or development activities or acquire properties containing proved reserves, our proved reserves generally will decline as reserves are produced, and our level of production and cash flows will be adversely affected. Replacing our reserves through exploration or development activities or acquisitions will require significant capital which may not be available to us.

We face numerous risks in finding commercially productive oil and natural gas reservoirs.
Our drilling will involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. We may incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment.

In addition, any use by us of 3D seismic and other advanced technology to explore for oil and natural gas requires greater pre-drilling expenditures than traditional drilling methodologies. While we use advanced technology in our operations, this technology does not allow us to know conclusively prior to drilling a well that oil or natural gas is present or economically producible.
In addition, as a “successful efforts” company, we account for unsuccessful exploration efforts, i.e., the drilling of “dry holes,” as an expense of operations which impacts our earnings. Significant expensed exploration charges in any period would materially adversely affect our earnings for that period and could cause our earnings to be volatile from period to period.

We are exposed to operating hazards and uninsured risks.
Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:
• fire, explosions and blowouts;
• pipe failure;
• abnormally pressured formations; and
• environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).
These events may result in substantial losses to us from:
• injury or loss of life;
• severe damage to or destruction of property, natural resources and equipment;
• pollution or other environmental damage;
• clean-up responsibilities;
• regulatory investigation;
• penalties and suspension of operations; or
• attorney’s fees and other expenses incurred in the prosecution or defense of litigation.
As is customary in our industry, we maintain insurance against some, but not all, of these risks. We cannot assure you that our insurance will be adequate to cover these losses or liabilities. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or underinsured events may have a material adverse effect on our financial condition and operations.
We carry well control insurance for our drilling operations. Our coverage includes blowout protection and liability protection on domestic and international wells.
The producing wells in which we have an interest occasionally experience reduced or terminated production. These curtailments can result from mechanical failures, contract terms, pipeline and processing plant interruptions, market conditions and weather conditions. These curtailments can last from a few days to many months.

Reserve estimates depend on many assumptions that may turn out to be inaccurate.
Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves. The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. In order to prepare these estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.
Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and pre-tax net present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.
You should not assume that the pre-tax net present value of our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. We base the pre-tax net present value of future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices, costs, and the volume of produced reserves may differ materially from those used in the pre-tax net present value estimate.
RISKS RELATED TO THE NOTES AND OUR COMMON STOCK

The Notes are unsecured and are subordinated to all of our existing and future secured indebtedness.
The Notes are unsecured and subordinated in right of payment to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are effectively subordinated to all liabilities of our subsidiaries, including trade payables. The indenture does not restrict our ability to incur additional debt, including secured debt. As of September 30, 2005, we had no secured indebtedness and our subsidiaries had $4.8 million of indebtedness and trade payables of approximately $14.0 million that would effectively rank senior to the Notes. Any amounts borrowed under our credit facilities would effectively rank senior to the Notes. Currently, we have the ability to borrow approximately an additional $3 million under the $15 million credit facility and approximately $3.3 million under the $25 million reserve-based credit facility secured by our U.S. assets. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the Notes then outstanding. See “Description of Notes—Ranking.”

The Notes are effectively subordinated to all liabilities of our subsidiaries.
Substantially all of our operations are conducted through our subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the Notes, and, as a result, the Notes are effectively subordinated to all liabilities and other obligations of our subsidiaries. Accordingly, our right to receive assets from any of our subsidiaries upon their liquidation or reorganization, and the right of holders of the Notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that entity and any indebtedness of that entity senior to that held by us. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. In particular, because many of our subsidiaries are located outside the United States, there may be significant tax and other legal restrictions on the ability of those non-U.S. entities to remit money to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the Notes. Additionally, our subsidiaries might borrow funds under our credit facilities, and any of these amounts would effectively rank senior to the Notes.

Our stock’s public trading price has been volatile, which may depress the trading price of our common stock.
Our stock price is subject to significant volatility. Overall market conditions, in addition to other risks and uncertainties described in this “Risk factors” section and elsewhere in this prospectus, may cause the market price of our common stock to fall. We participate in a price sensitive industry, which often results in significant volatility in the market price of common stock irrespective of company performance. As a result, our high and low closing stock prices for the twelve months ended November 25, 2005 were $37.25 and $13.25 respectively. Fluctuations in the price of our common stock may be exacerbated by conditions in the energy and oil and natural gas industries or conditions in the financial markets generally. Because the Notes are convertible into shares of our common stock at a conversion rate equal to 23.3596 shares of common stock per $1,000 principal amount of Notes, volatility in the price of our common stock may depress the trading price of the Notes. The risk of volatility and depressed prices of our common stock also applies to holders who receive shares of common stock upon conversion of their Notes.
Our common stock is quoted on the Nasdaq National Market under the symbol “TRGL.” However, daily trading volumes for our common stock are, and may continue to be, relatively small compared to many other publicly traded Securities. It may be difficult for you to sell your shares of common stock in the public market at any given time at prevailing prices, and the price of our common stock may, therefore, be volatile.
Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, among other things:
• current events affecting the political, economic and social situation in the United States and other countries where we operate;
• trends in our industry and the markets in which we operate;
• litigation involving or affecting us;
• changes in financial estimates and recommendations by securities analysts;
• acquisitions and financings by us or our competitors;
• quarterly variations in operating results;
• volatility in exchange rates between the US dollar and the currencies of the foreign countries in which we operate;
• the operating and stock price performance of other companies that investors may consider to be comparable; and
• purchases or sales of blocks of our securities.
In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. In addition, sales of substantial amounts of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.
These factors, among others, could significantly depress the trading price of the Notes and the price of our common stock.

The increase in the conversion rate applicable to the Notes that holders convert in connection with certain fundamental changes may not adequately compensate holders for the lost option time value of their Notes as a result of that fundamental change.
If certain fundamental changes occur before October 1, 2010, we will under certain circumstances increase the conversion rate applicable to certain holders. This increased conversion rate will apply to holders that surrender their Notes for conversion from, and including, the effective date of such fundamental change until, and including, the close of business on the business day immediately preceding the fundamental change repurchase date corresponding to such fundamental change. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus. See “Description of Notes—Conversion rights—Adjustment to the conversion rate upon the occurrence of certain fundamental changes.”
Although the increase in the conversion rate is designed to compensate holders for the lost option time value of their Notes as a result of the fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate holders for the loss. In addition, holders will not be entitled to an increased conversion rate if:
• the fundamental change occurs on or after October 1, 2010;
• the applicable price is greater than $75.00 per share or less than $32.93 per share (in each case, subject to adjustment); or
• we elect, in the case of a “public acquirer fundamental change,” to change the conversion right in lieu of increasing the conversion rate.

Our ability to purchase the Notes with cash at your option or upon a fundamental change, may be limited.
Holders of the Notes may require us to purchase all or a portion of their Notes for cash at specific times and upon the occurrence of specific circumstances involving the events described under “Description of Notes—Holders may require us to repurchase their Notes upon a fundamental change” and “Description of Notes—Purchase of Notes by us at the option of the holder.” We cannot assure holders that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Notes in cash. Our ability to purchase the Notes in such circumstances may be limited by law, by regulatory authorities, by the terms of other agreements relating to our indebtedness and by indebtedness and agreements that we may enter into in the future, which may replace, supplement or amend our existing or future indebtedness. In addition, statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. In particular, because many of our subsidiaries are located outside the United States, there may be significant tax and other legal restrictions on the ability of those non-U.S. entities to remit money to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the Notes.
Future sales or issuances of common stock or the issuance of securities senior to our common stock may depress the trading price of our common stock and the Notes.
Any issuance of equity securities, including the issuance of shares upon conversion of the Notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their Notes, and could substantially decrease the trading price of our common stock and the Notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options, or upon conversion of preferred stock or debentures, or for other reasons. As of November 25, 2005, there were:
• 860,940 shares of our common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $4.78 per share, of which options to purchase 797,607 shares were exercisable;
• 103,290 shares of our common stock issuable upon exercise of outstanding warrants, at a weighted average exercise price of $19.31 per share, all of which were exercisable;
• 450,000 shares of our common stock issuable upon conversion of our Series A-1 Convertible Preferred Stock, at a conversion rate equal to 6.25 shares of common stock per share of Series A-1 Convertible Preferred Stock (subject to certain adjustments for stock splits, stock dividends, mergers or assets distributions);

• 119,962 shares of our common stock issuable upon conversion of our second amended and restated convertible debenture, at a conversion price of $6.75 per share of common stock; and
• 131,865 shares of our common stock available for future grant under our equity incentive plan.
The price of our common stock could also be affected by possible sales of our common stock by investors who view the Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the Notes.

Increased leverage as a result of this offering may harm our financial condition and results of operations.
Our total consolidated long-term debt as of September 30, 2005 was approximately $91.1 million and represented approximately 41% of our total capitalization as of that date. In addition, the indenture for the Notes does not restrict our ability to incur additional indebtedness.
Our level of indebtedness could have important consequences to you, because:
• it could affect our ability to satisfy our payment obligations under the Notes;
• a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
• it may impair our ability to obtain additional financing in the future;
• it may impair our ability to compete with companies that are not as highly leveraged;
• it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
• it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Because we have made only limited covenants in the indenture for the Notes, and the terms of the Notes do not provide protection against some types of important corporate events, these limited covenants and protections against certain types of important corporate events may not protect holders’ investment.
The indenture for the Notes does not:
• require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Notes in the event that we experience significant adverse changes in our financial condition or results of operations;
• limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the Notes;
• limit our ability to incur indebtedness that is equal in right of payment to the Notes;
• restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;
• restrict our ability to repurchase our securities; or
• restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the Notes.
Furthermore, the indenture for the Notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the Notes and our common stock but would not constitute a “fundamental change” that permits holders to require us to repurchase their Notes. For these reasons, potential holders should not consider the covenants in the indenture or the repurchase feature of the Notes as a significant factor in evaluating whether to invest in the Notes.

If an active and liquid trading market for the Notes does not develop, the market price of the Notes may decline and you may be unable to sell your Notes.
The Notes are a new issue of securities for which there is no established trading market. We do not intend to list the Notes on any national securities exchange. Although the initial purchasers have advised us that they intend to make a market in the Notes, they may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we do not know if an active trading market will develop for the Notes. Even if a trading market for the Notes develops, the market may not be liquid. If an active trading market does not develop, you may be unable to resell your Notes or may only be able to sell them at a substantial discount. Future trading prices of the Notes will depend on many factors, including our operating performance and financial condition, prevailing interest rates and the market for similar securities.

Holders of Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.
Holders of Notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting our common stock. Holders will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your Notes. For example, in the event that an amendment is proposed to our Restated Certificate of Incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the delivery of common stock, if any, to holders, holders will not be entitled to vote on the amendment, although holders will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The conversion rate of the Notes may not be adjusted for all dilutive events that may occur.
As described under “Description of Notes—Conversion rights—Adjustments to the conversion rate,” we will adjust the conversion rate of the Notes for certain events, including, among others:
• the issuance of stock dividends on our common stock;
• the issuance of certain rights or warrants;
• certain subdivisions and combinations of our capital stock;
• the distribution of capital stock, indebtedness or assets; and
• certain tender or exchange offers.
We will not adjust the conversion rate for other events, such as an issuance of common stock for cash or in connection with an acquisition, that may adversely affect the trading price of the Notes or our common stock. If we engage in any of these types of transactions, the value of the common stock into which the Notes may be convertible may be diluted. There can be no assurance that an event that adversely affects the value of the Notes, but does not result in an adjustment to the conversion rate, will not occur.

Provisions in the indenture for the Notes, our charter documents and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to holders of the Notes or our common stock.
If a “change in control” (as defined in the indenture) occurs, holders of the Notes will have the right, at their option, to require us to repurchase all or a portion of their Notes. In the event of certain “fundamental changes” (as defined in the indenture), we also may be required to increase the conversion rate applicable to Notes surrendered for conversion upon the fundamental change. In addition, the indenture for the Notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Notes. These and other provisions, including the provisions of our charter documents and Delaware law described under “Description of capital stock,”

could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to holders of the Notes or our common stock.

Certain provisions of our charter documents may adversely impact holders’ rights upon conversion of the Notes into shares of our common stock
Our charter documents provide our board of directors with the right to issue preferred stock upon such terms and conditions as it deems to be our best interests. The terms of such preferred stock may adversely impact the dividend and liquidation rights of the common stockholders without the approval of the common stockholders.

Holders of Notes may have to pay U.S. federal taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.
We will adjust the conversion rate of the Notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. See “Description of Notes—Conversion rights—Adjustments to the conversion rate.” If we adjust the conversion rate, holders of the Notes may be treated as having received a constructive distribution from us, resulting in taxable income to holders of the Notes for U.S. federal income tax purposes, even though holders of the Notes would not receive any cash in connection with the conversion rate adjustment and even though holders of the Notes might not exercise their conversion right. In addition, non-U.S. holders of Notes will, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Certain United States federal income tax considerations—Taxation of U.S. Holders—Adjustment of conversion rate” and “Certain United States federal income tax considerations—Taxation of non-U.S. Holders—Adjustments of conversion rate.”

A large percentage of our common stock is owned by our officers and directors, and such stockholders may control our business and affairs.
At November 25, 2005, our officers and directors as a group beneficially owned approximately 29.28% of our common stock (including shares issuable upon exercise of stock options held by officers and directors, upon conversion of our Series A-1 Convertible Preferred Stock held by directors and affiliates of certain directors and upon conversion of the second amended and restated convertible debenture held by an affiliate of a director). The officers and directors control our business and affairs. Due to their large ownership percentage interest, they may be able to remain entrenched in their positions.

We do not intend to pay cash dividends on our common stock in the foreseeable future.
We currently intend to continue our policy of retaining earnings to finance the growth of our business. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our outstanding shares of preferred stock and the $15 million facility restrict our ability to pay dividends on our common stock. Because we do not anticipate paying cash dividends for the foreseeable future, holders who convert their Notes and receive shares of our common stock will not realize a return on their investment unless the trading price of our common stock appreciates, which we cannot assure.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements, as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
These forward-looking statements relate to, among others, the following:
• our future financial and operating performance and results;
• our business strategy;
• market prices;
• our future commodity price risk management activities; and
• our plans and forecasts, including our exploration and development and capital expenditure plans.
We have based these forward-looking statements on our current assumptions, expectations and projections about future events.
We use the words “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “target,” “continue,” “intend,” “plan,” “budget” and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other “forward-looking” information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus, including, but not limited to:
• fluctuations in prices of oil and natural gas;
• future capital requirements and availability of financing;
• geographical concentration of our reserves;
• risks associated with drilling and operating wells;
• risks relating to foreign operations;
• competition;
• general economic conditions;
• governmental regulations;
• receipt of amounts owed to us by purchasers of our production and counterparties to our hedging contracts;
• hedging decisions, including whether or not to hedge;
• events similar to September 11, 2001;
• actions of third party co-owners of interests in properties in which we also own an interest; and
• fluctuations in interest rates.
We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this prospectus and other factors noted throughout this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please read the section entitled “Risk Factors” for a discussion of certain risks of our business and an investment in our common stock.

USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the Notes or Common Stock by the Selling Security Holders. All proceeds will be for the account of the Selling Security Holders. We will bear all costs, fees and expenses incurred in effecting the registration of the Notes and Common Stock covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants. The Selling Security Holders will pay any underwriting discounts and commissions and expenses incurred by the Selling Security Holders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Security Holders in disposing of the Notes or Common Stock.
DIVIDEND POLICY
We currently intend to continue our policy of retaining earnings to finance the growth of our business. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our outstanding shares of preferred stock and the $15 million facility restrict our ability to pay dividends on our common stock.
PRICE RANGE OF COMMON STOCK
Our shares of common stock are traded on the Nasdaq National Market under the trading symbol “TRGL.” The following table sets forth the high and low sale prices per share for the common stock for each quarterly period as reported by the Nasdaq National Market based upon quotations that reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Year ended
	December 31, 2002

	High	Low

First Quarter	$4.90	$3.66
Second Quarter	4.24	3.71
Third Quarter	4.09	2.50
Fourth Quarter	3.40	1.96

	Year ended
	December 31, 2003

	High	Low

First Quarter	$2.80	$1.91
Second Quarter	3.49	2.21
Third Quarter	3.05	2.33
Fourth Quarter	4.65	2.25

	Year ended
	December 31, 2004

	High	Low

First Quarter	$6.49	$4.06
Second Quarter	7.73	4.67
Third Quarter	10.15	6.02
Fourth Quarter	24.37	8.78

	Year Ended
	December 31, 2005

	High	Low

First Quarter	$27.32	$17.05
Second Quarter	26.86	14.80
Third Quarter	37.25	24.00
Fourth Quarter (through November 25, 2005)	35.74	21.31
As of November 25, 2005, there were approximately 980 holders of record of our common stock. On November 25, 2005, the last sale price reported on the Nasdaq National Market for our common stock was $23.30 per share.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005:

At
September 30,
2005

(unaudited)
(in thousands)
Cash and cash equivalents	$108,395

Long-term debt, including current maturities(1)	$87,060
Stockholders’ equity:
Preferred Stock, $1.00 par value, 4,000,000 shares authorized; 72,000 shares of Series A-1 issued	72
Common Stock, $0.15625 par value, 300,000,000 shares authorized; 16,122,614 shares issued at September 30, 2005	2,519
Capital in excess of par value	108,205
Retained earnings	28,187
Accumulated other comprehensive income	(3,235)
Deferred Compensation	(1,751)
Treasury stock at cost:
721,027 shares	(2,534)

Total stockholders’ equity	131,463

Total capitalization	$218,523

(1)	The actual long-term debt, including current maturities, consists of approximately $1.5 million aggregate principal amount owing under our second amended and restated convertible debenture. The second amended and restated convertible debenture bears interest at a rate of 6% per annum, payable quarterly in arrears in cash or in shares of our common stock, at our option, is convertible into shares of our common stock at any time at a conversion price of $6.75 per share and matures on March 31, 2006.
The table above should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus. The number of shares of our common stock outstanding excludes the following as of September 30, 2005:
• 860,940 shares of our common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $4.78 per share, of which options to purchase 790,940 shares were exercisable;
• 99,190 shares of our common stock issuable upon exercise of outstanding warrants, at a weighted average exercise price of $17.64 per share, all of which were exercisable;
• 450,000 shares of our common stock issuable upon conversion of our Series A-1 Convertible Preferred Stock, at a conversion rate equal to 6.25 shares of common stock per share of Series A-1 Convertible Preferred Stock (subject to certain adjustments for stock splits, stock dividends, mergers or assets distributions);
• 119,962 shares of our common stock issuable upon conversion of our second amended and restated convertible debenture, at a conversion price of $6.75 per share of common stock; and
• 131,865 shares of our common stock available for future grant under our equity incentive plan.

SELECTED FINANCIAL DATA
The following summary consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by Hein & Associates LLP, and our consolidated financial statements as of and for the year ended December 31, 2002 have been audited by Ernst & Young LLP. The following summary consolidated financial data as of September 30, 2005 and for the nine-month periods ended September 30, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005.

	Year ended			Nine months ended
	December 31,			September 30,

Statement of operations data	2002	2003	2004(1)	2004	2005

(in thousands, except per share data)
				(unaudited)
Revenues:
Oil and natural gas sales	$17,456	$17,845	$22,336	$15,807	$22,348
Loss on commodity derivatives	(2,150)	(1,017)	(1,322)	(1,180)	—
Lease bonuses and rentals	69	18	14	—	—

Total revenues	15,375	16,846	21,028	14,627	22,348
Costs and expenses:
Lease operating	6,071	6,651	6,873	5,036	6,372
Exploration and acquisition	2,234	2,411	3,402	984	1,913
Dry hole and abandonment	—	—	—	—	1,506
Depreciation, depletion and amortization	3,797	3,246	3,538	2,568	2,881
Impairment of oil and natural gas properties	525	171	—	—	—
Reduction in force	—	511	172	—	—
General and administrative	5,270	2,983	5,474	3,851	5,104

Total costs and expenses	17,897	15,973	19,459	12,439	17,776

Operating income (loss)	(2,522)	873	1,569	2,188	4,527
Other income (expense):
Equity in earnings (loss) of unconsolidated investments	(1,186)	22	(18)	21	117
Gain (loss) on sale of properties and other assets	(2,143)	80	(336)	45	12
Foreign currency exchange gain	437	979	5,044	4,811	155
Turkish currency remeasurement	—	—	(1,140)	—	—
Other income (expense)	(621)	173	396	265	589
Interest expense	(1,692)	(1,193)	(1,611)	(1,373)	(305)

Total other income (expense)	(5,205)	61	2,335	3,769	568

Income (loss) from continuing operations before income taxes	(7,727)	934	3,904	5,957	5,140
Benefit from income taxes	(2,061)	(266)	(3,576)	(896)	659

Income (loss) from continuing operations, net of income taxes	(5,666)	1,200	7,480	6,853	4,481
Income (loss) from discontinued operations, net of income taxes	(441)	1,182	17,539	18,354	25

	Year ended			Nine months ended
	December 31,			September 30,

Statement of operations data	2002	2003	2004(1)	2004	2005

(in thousands, except per share data)
				(unaudited)
Net income (loss)	(6,107)	2,382	25,019	25,207	4,506
Dividends on preferred shares	374	500	714	(540)	(644)

Net income (loss) applicable to common shares	$(6,481)	$1,882	$24,305	$24,667	$3,862

Basic income (loss) per share from:
Continuing operations	$(0.65)	$0.07	$0.71	$0.67	$0.28
Discontinued operations	(0.04)	0.13	1.83	1.93	—

	$(0.69)	$0.20	$2.54	$2.60	$0.28

Diluted income (loss) per share from:
Continuing operations	$(0.65)	$0.07	$0.60	$0.56	$0.27
Discontinued operations	(0.04)	0.13	1.37	1.48	—

	$(0.69)	$0.20	$1.97	$2.04	$0.27

Weighted average shares outstanding
Basic	9,343	9,338	9,571	9,503	13,891
Diluted	9,343	9,347	12,817	12,406	14,857

(1)	In January 2004, we sold our U.S. mineral and royalty interests. The gain on the sale, net of related tax, and the operating results of the interests sold are reflected in the above table as discontinued operations.

	Year ended			Nine months ended
	December 31,			September 30,

Cash flow data	2002	2003	2004	2004	2005

(in thousands)				(unaudited)
Cash flow provided by (used in):
Operating activities	$6,362	$6,879	$94	$(299)	$7,677
Investing activities	(1,668)	(3,241)	24,426	28,689	(50,385)
Financing activities	(5,873)	(1,869)	(20,864)	(21,703)	145,651
Capital expenditures for oil and natural gas property and equipment	(6,178)	(3,713)	16,743	12,434	49,795

	At December 31,			At
				September 30,
Balance sheet data	2002	2003	2004	2005

(in thousands)				(unaudited)
Cash and cash equivalents	$976	$2,819	$4,977	$108,395
Total assets	36,853	91,542	94,674	252,312
Long-term debt (including current portion)	35,520	30,976	9,022	91,955
Stockholders’ equity	30,021	37,322	63,258	131,463
This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information incorporated by reference in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
EXECUTIVE OVERVIEW
We are an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus on international exploration activities in countries where we can establish large acreage positions. We also focus on prospects where we do not have to compete directly with major integrated or large independent oil and natural gas producers and where extensive geophysical data is available. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas.
We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in offshore and onshore Turkey, Hungary, Romania and the Paris Basin, France. We also own various non-operating working interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At September 30, 2005, we held interests in approximately 4.7 million gross acres and approximately 3.8 million net acres, of which 97% is undeveloped. At December 31, 2004, our estimated net proved reserves were 13.8 MMBOE.
Historically, our operations have been concentrated in the Paris Basin in France and in south-central onshore Turkey. These two regions accounted for 88% of our total proved reserves as of December 31, 2004, and approximately 76% of our total production through the nine month period ended September 30, 2005.
Since 2002, we have expanded to offshore Turkey in the Black Sea, and more recently, Hungary and onshore Romania. Going forward, we expect the majority of our capital expenditures will be dedicated to exploring and developing discoveries in these regions. Approximately half of our capital budget for the 18 month period from July 1, 2005 to December 31, 2006, is dedicated to developing our South Akcakoca natural gas project offshore Turkey. We made our first discovery there in September 2004 and since that time, we have drilled three development wells, each of which was successful. We plan to drill an additional 13 development wells by the end of 2006 and expect production to commence by mid-2006. This project is located in an area of approximately 50,000 acres within our approximately 962,000 acre Western Black Sea permit.
Our recent financial and operating highlights for the nine months ended September 30, 2005, included the following:

•	Successful closing in September of an equity offering and a convertible debt offering, resulting in net proceeds of approximately $106.8 million;

•	Acquisition of 100% of Pogo Hungary Ltd. for $9 million;

•	Successful completion of four re-entry wells in Romania, including the Fauresti—164;

•	Started construction of the onshore pipeline in Turkey tying the future South Akcakoca sub-basin processing facility to the national grid;

•	Operating income of $4.6 million, compared with $2.2 million for the nine months ended September 30, 2004;

•	Production of 462 MBOE; and

•	Cash flows from operating activities of $7.7 million.

CRITICAL ACCOUNTING POLICIES
The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our significant accounting policies are described in Note 2 to our consolidated financial statements incorporated herein by reference. We have identified below policies that are of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. We analyze our estimates, including those related to oil and natural gas revenues, accounts receivable, oil and natural gas properties, income taxes, derivatives, contingencies and litigation, on a periodic basis and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:
Successful efforts method of accounting
We account for our oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but such costs are charged to expense if and when the well is determined not to have found reserves in commercial quantities. In most cases, a gain or loss is recognized for sales of producing properties.
The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and natural gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and therefore management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and natural gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.
The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and natural gas reserves. The initial exploratory wells may be unsuccessful and the associated costs will be expensed as dry hole costs. Seismic costs can be substantial which will result in additional exploration expenses when incurred.
Reserve estimates
Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods as well as oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery after testing by a pilot project or after the operation of an installed program has been confirmed through production response that increased recovery will be achieved. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved undeveloped reserves on undrilled acreage is limited (i) to those drilling units offsetting productive units that are reasonably certain of production when drilled and (ii) to other undrilled units where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.
We emphasize that the volume of reserves are estimates that, by their nature are subject to revision. The estimates are made using geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. We had upward reserve revisions equivalent to 5.03%, 2.34% and 29.85% of proved reserves during the years ended December 31, 2004, 2003 and 2002, respectively. These reserve revisions resulted primarily from improved performance from a variety of sources such as additional recoveries below previously established lowest known hydrocarbon levels, improved drainage from natural drive mechanisms, and the realization of improved drainage areas. If the estimates of proved reserves were to decline, the rate at which we record depletion expense would increase. Holding all other factors constant, a reduction in our proved reserve estimate of 1% would result in an annual increase in depreciation, depletion and amortization expense of approximately $341,000.
Revenue recognition
Our French crude oil production accounts for the majority of our sales. We sell our French crude oil to Elf Antar France S.A., or ELF, and recognize the related revenues when the production is delivered to ELF’s refinery, typically via truck. At the time of delivery to the plant, title to the crude oil transfers to ELF. The terms of the contract with ELF state that the price received for oil sold will be the arithmetic mean of all average daily quotations of Dated Brent published in Platt’s Oil Market Wire for the month of production less a specified differential per barrel. The pricing of oil sales is done on the first day of the month following the month of production. In accordance with the terms of the contract, payment is made within six working days of the date of issue of the invoice. The contract with ELF is automatically extended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the next year. We periodically review ELF’s payment timing to ensure that receivables from ELF for crude oil sales are collectible.
We recognize revenue for our remaining production when the quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty and sixty days of the end of each production month, respectively. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.
Impairment of oil and natural gas properties
We review our proved oil and natural gas properties for impairment on an annual basis or whenever events and circumstances indicate a potential decline in the recoverability of their carrying value. We estimate the expected future cash flows from our proved oil and natural gas properties and compare these future cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and natural gas properties to its fair value in the current period. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. We have recognized impairment expense in 2003 and 2002. Given the complexities associated with oil and natural gas reserve estimates and the history of price volatility in the oil and natural gas markets, events may arise that will require us to record an impairment of our oil and natural gas properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.
Future development and abandonment costs
Future development costs include costs incurred to obtain access to proved reserves, including drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production equipment, gathering systems, wells and related structures and restoration costs of land. We develop estimates of these costs for each of our properties based upon the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make estimates and judgments that are subject to future revisions based upon numerous factors, including changing technology, the ultimate settlement amount, inflation factors, credit adjusted discount rates, timing of settlement and changes in the political, legal, environmental and regulatory environment. We review our assumptions and estimates of future abandonment costs on an annual basis. The accounting for future abandonment costs changed on January 1, 2003, with the adoption of SFAS 143. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.
Holding all other factors constant, if our estimate of future abandonment costs is revised upward, earnings would decrease due to higher depreciation, depletion and amortization expense. Likewise, if these estimates were revised downward, earnings would increase due to lower depreciation, depletion and amortization expense. A hypothetical increase in the present value of our estimated future abandonment cost of approximately $1 million (representing an increase of approximately 43% to our December 31, 2004 asset retirement obligation) would have increased our depreciation, depletion and amortization expense by $63,418, or $0.10 per BOE for the year ended December 31, 2004.
Income taxes
For financial reporting purposes, we generally provide taxes at the rate applicable for the appropriate tax jurisdiction. Because our present intention is to reinvest the unremitted earnings in our foreign operations, we do not provide U.S. income taxes on unremitted earnings of foreign subsidiaries. Management periodically assesses the need to utilize these unremitted earnings to finance our foreign operations. This assessment is based on cash flow projections that are the result of estimates of future production, commodity pricing and expenditures by tax jurisdiction for our operations. Such estimates are inherently imprecise since many assumptions utilized in the cash flow projections are subject to revision in the future.
Management also periodically assesses, by tax jurisdiction, the probability of recovery of recorded deferred tax assets based on its assessment of future earnings outlooks. Such estimates are inherently imprecise since many assumptions utilized in the assessments are subject to revision in the future.
RECENT ACCOUNTING PRONOUNCEMENTS
In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, or Statement 146. Statement 146 requires that a liability for costs associated with an exit or disposal activity should be initially recognized when it is incurred. Under previous standards, such costs were recognized in the period in which an entity committed to a plan of disposal. Under Statement 146, the costs are recognized in the period when an actual disposal is under way. Examples of costs included under Statement 146 include one-time termination benefits, costs to consolidate or close facilities and costs to relocate employees. Statement 146 is effective for exit or disposal activities initiated after December 31, 2002. On June 17, 2003, we committed to the termination of four employees. Two engineers, one geologist and one part-time employee were terminated in an effort to reduce general and administrative costs. Total severance expense and liability for the year ended December 31, 2003, were approximately $511,000 and $310,000, respectively. The following table provides a reconciliation of the liability:

Exit cost or disposal activity	Amount

(in thousands)
Employee severance liability June 17, 2003	$511
Cost incurred	—
Adjustments	—
Less: Payroll payments	201

Severance liability December 31, 2003	$310

In November 2004, the FASB issued Financial Accounting Standard No. 151 on Inventory Costs. This statement amends guidance set forth in ARB No. 43, Chapter 4, Inventory Pricing to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement will not have an impact on our future results of operations or financial position.
In December 2004, the FASB revised Financial Accounting Standard No. 123R, Accounting for Stock Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on the accounting for transactions in which an entity obtains employee services in exchange for its equity instruments. The statement is effective for interim quarters beginning after June 15, 2005. We do not expect that the adoption of this statement will have a significant impact on our future results of operations or financial position.
In April 2005, the FASB issued Staff Interpretation No. 19-1, or FSP 19-1, “Accounting for Suspended Well Costs”, which provides guidance on the accounting for exploratory well costs and proposes an amendment to FASB Statement No. 19, or FASB 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. The guidance in FSP 19-1 applies to enterprises that use the successful efforts method of accounting as described in FASB 19. The guidance in FSP 19-1 will not impact our consolidated financial position, results of operations, or cash flows.
In May 2005, the FASB issued Statement No. 154 “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement replaces APB No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. ABP No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The guidance in this Statement will not impact our consolidated financial position, results of operations, or cash flows.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
In the audit of our financial statements for the year ended December 31, 2004, our auditors, Hein & Associates LLP, discovered certain internal control deficiencies that constituted material weaknesses as defined in Statement of Auditing Standards No. 60 and may also have constituted material weaknesses in our disclosure controls. These material weaknesses related to the limited review of sensitive calculations prepared by our controller, the failure to establish review procedures to detect errors in the calculation of foreign depletion, the lack of adequate review and challenge of investee’s revenue recognition as reflected in investee’s unconsolidated financial statements and the failure of the Compensation Committee to prepare timely written minutes from meetings occurring in 2004. We have implemented a course of action reasonably designed to remediate these material weaknesses. In May 2005, we hired a Chief Accounting Officer to (i) provide focused manpower to strengthen our review procedures and make changes or revisions where needed, (ii) oversee all sensitive calculations and (iii) oversee the controls of all persons reporting to the Chief Accounting Officer. The Chief Accounting Officer has reviewed the applicable documentation and made revisions where necessary to ensure that existing policies and procedures are followed and has established new review processes of financial information, including foreign depletion calculations and implementing a new policy that would require independent audits of certain material unconsolidated subsidiaries and establishing additional procedures for the timely preparation of committee meeting minutes. We are also in the final stages of testing our compliance with Section 404 of the Sarbanes-Oxley Act and as of November 25, 2005 we have not discovered any material weaknesses in our system of controls over financial reporting.
The personnel and policy changes described above represent changes in our internal control over financial reporting that materially affected, or are reasonably likely to effect, our internal control over financial reporting.
COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
The following tables present production and average unit prices for the geographic segments indicated:

	For the nine months Ended September 30,

	2005	2004		2005	2004

Production			Average Price
Oil (MBbls):			Oil ($/Bbl):
United States	45	53	United States	$51.32	$35.99
France	301	291	France	49.88	33.55
Turkey	49	55	Turkey	43.06	30.03

Total	395	399	Total	$49.20	$33.44

Gas (MMcf):			Gas ($/Mcf):
United States	396	421	United States	$7.04	$5.58
France	—	—	France	—	—
Turkey	—	—	Turkey	—	—

Total	396	421	Total	$7.04	$5.58

MBOE:			$/BOE:
United States	112	124	United States	$45.97	$34.56
France	301	291	France	49.88	33.55
Turkey	49	55	Turkey	43.06	30.03

Total	462	470	Total	$48.21	$33.40

Revenue
• Oil and natural gas sales
Oil and natural gas sales for the nine months ended September 30, 2005 were $22.3 million, as compared to $15.8 million for the comparable period in 2004. This increase is primarily due to a significant increase in the average realized price of both oil and natural gas. The above table compares both volumes and prices received for oil and natural gas for the nine months ended September 30, 2005 and 2004. Oil and natural gas prices are and will continue to be extremely volatile and a significant change will have a material impact on our revenue.

We had no loss on commodity derivatives in the first nine months of 2005, as compared to $1.2 million loss for the first nine months of 2004. We were not party to any hedging contracts as of September 30, 2005.
Costs and expenses
• Lease operating
Lease operating expense was $6.4 million, or $13.85 per BOE produced for the nine months ended September 30, 2005, as compared to $5 million, or $10.64 per BOE produced for the comparable period in 2004. This increase is primarily due to the workover program in France and 8,000 BOE decline in production when comparing the nine months ended September 30, 2005 to 2004.
• Exploration and acquisition.
Exploration and acquisition expense for the nine months ended September 30, 2005 was $1.9 million, as compared to $1 million for the comparable period in 2004. The increase is primarily due to increased evaluation activity on our international prospects.
• Dry hole and abandonment
Dry hole and abandonment cost for the nine months ended September 30, 2005 was $1.5 million, as compared to no dry hole and abandonment cost for the comparable period of 2004. This increase is due to expensing of the Boyabot # 1 well in Turkey, which did not test sufficient oil and gas to be declared commercial.
• Depreciation, depletion and amortization.
For the nine months ended September 30, 2005 depreciation, depletion and amortization expense was $2.9 million, or $6.28 per BOE produced, as compared to $2.6 million, or $5.63 per BOE produced for the nine months ended September 30, 2004. This is increase is primarily due to increased investments in oil and gas properties.
• General and administrative
General and administrative expense was $5.1 million, for the nine months ended September 30, 2005 compared with $3.9 million for the comparable period of 2004. The increase is primarily due to costs related to Security and Exchange Commission filings, Sarbanes-Oxley compliance, expensing of stock compensation expense related to the restricted stock granted by the Board of Directors to certain employees and non employee directors and an increase in personnel required for our Western Black Sea Program in Turkey.
• Other income and expense
Other income and expense resulted in income of $568,000 for the nine months ended September 30, 2005 versus income of $3.8 million for the comparable period in 2004. The decrease was primarily due to a realized $4.8 million foreign currency exchange gain in 2004, that was related to the increase in value of the Eurodollar against the U.S. dollar in connection with the discharge of the Barclays Facility.

• Discontinued operations
The following table compares discontinued operations for the nine months ended September 30, 2005 and 2004:

	Nine months
	Ended
	September 30,

	2005	2004

Revenues:
Oil and natural gas sales (revenue applicable to periods prior to the effective date of January 1, 2004)	$25	$104

Total revenues	25	104
Costs and expenses:
Lease operating	—	(14)
General and administrative	—	18
Interest	—	305

Total costs and expenses	—	309
Gain on sale of properties	—	28,736

Income before taxes	—	28,531
Income tax provision	—	10,177

Income from discontinued operations	$25	$18,354

• Income available to common shares
For the nine months ended September 30, 2005, we reported income from continuing operations before taxes of $4.5 million, compared with $6.9 million for the same period of 2004. For the nine months ended September 30, 2005 income applicable to common shares was $3.9 million versus income applicable to common shares of $24.7 million in the first nine months of 2004.
• Other comprehensive income
The most significant element of comprehensive income, other than net income, is foreign currency translation. As of December 31, 2004, we had accumulated an unrealized gain of $2 million. In the first nine months of 2005, we had an unrealized loss of $5.2 million. The functional currency of our operations in France is the Eurodollar, the functional currency in Romania is the Lei, in Turkey the functional currency is the New Turkish Lira and in Hungary the functional currency is the Forint. The exchange rate used to translate the financial position of the French, Turkish, Romanian and Hungarian operations at September 30, 2005 was approximately US $1.26 per Eurodollar, 1.35 New Turkish Lira per US Dollar, 29,585 Lei per US Dollar and 207.28 Forint per US Dollar, respectively. The Eurodollar rate at September 30, 2004, was US $1.24 per Eurodollar and US $0.67 per million Turkish Lira. There were no Romanian or Hungarian operations in the first nine months of 2004.
COMPARISON OF YEARS ENDED DECEMBER 31, 2004 AND 2003
Revenues
• Oil and natural gas sales
For the year ended December 31, 2004, oil and natural gas sales revenues were $22.3 million, increasing approximately $4.5 million, or 25%, from $17.8 million for the year ended December 31, 2003. This was due to an increase in the average prices we received for oil and natural gas sales. In 2004, our average oil price per barrel was $35.24 versus $26.02 in 2003. Our average price for natural gas in 2004 was $5.65 per Mcf, compared with $4.74 in 2003. The increase in revenues was offset by a 5% decrease in overall production of 31,000 BOE from 665,000 BOE in 2003 to 634,000 BOE in 2004. Production in the United States decreased 35,000 BOE, the result of the natural decline of our existing properties and the loss of production on the Vermillion 175 #1. Turkish production decreased by 19,000 BOE due to the natural decline of existing properties and the loss of production on the Cendere #12 well. French production increased 23,000 BOE, a result of the workover program and the addition of the Charmottes 109 during the year.
• Gain (loss) on commodity derivatives
We utilize commodity derivative instruments as part of our risk management program and, prior to the repayment of our senior credit facilities in January 2004, we utilized them to comply with the requirements of our senior credit facilities. These transactions are generally structured as either swaps or collar contracts. A swap has the effect of an outright sale at a specific price. A collar has the effect of creating a sale only if a floor or ceiling price is exceeded. These instruments: (i) reduce the effect of the price fluctuations of the commodities we produce and sell; and (ii) support our annual capital budgeting and expenditure plans. When we had our senior credit facilities, these instruments protected the amounts required for servicing outstanding debt; and maximized the funds available under these facilities. The trading party that represents the other side of each of these transactions is known as a “counterparty.” The counterparty of our United States transactions is Coral Energy Holdings, L.P., an affiliate of Royal Dutch/ Shell. The counterparty of our French transactions was Barclays Capital. Currently we do not have any commodity derivative instruments for our production. The following table summarizes the results of our risk-management efforts during 2004 and 2003:

	Years ended
	December 31,

	2003	2004	Variance

	(in thousands)
Changes in fair value	$(365)	$1,159	$1,524
Realized gain (loss)	(1,956)	(2,481)	(525)

Net	$(2,321)	$(1,322)	$999

As noted above, we have structured our commodity derivatives to reduce the effect of price fluctuations of the commodities we produce and sell. As a result, those derivatives decline in value as the underlying commodity prices rise. Any losses incurred on derivatives are offset by higher oil and natural gas sales revenues due to increases in underlying commodity prices. However, under the requirements of Statement of Financial Accounting Standards No. 133 and because we chose not to designate our derivatives as hedges, mark to market loss on the derivatives is generally accrued through earnings prior to the recognition of higher sales prices.
Costs and expenses
• Lease operating
Lease operating expenses increased $222,000, or 3%, from 2003 to 2004, primarily due to the increase in workover costs on our French properties.
• Exploration and acquisition
Exploration and acquisition expense increased $991,000, or 41%, from 2003 to 2004, due to the December 2004 seismic program in the Black Sea of Turkey.
• Depreciation, depletion and amortization
Depreciation, depletion and amortization increased $292,000, or 9%, compared with 2003 due to decreased reserve balances in Turkey. We calculate depletion on our oil and natural gas properties using the units-of-

production method. Current-year production is divided by beginning reserves and then multiplied by the net value of the properties.
• Impairment of oil and natural gas properties
Impairment charged in 2004 amounted to zero, compared with $171,000 in 2003. The decrease in the impairment charge is the result of an increase in year-end reserves. Oil and natural gas prices used to estimate the value of our reserves at December 31, 2003, were $27.87 per barrel and $5.90 per Mcf, respectively, compared with $37.55 per barrel and $5.99 per Mcf, respectively, at December 31, 2004.
• General and administrative
General and administrative expenses increased $2.5 million, or 84%. The majority of this increase was the result of actual 2003 costs totaling $2.2 million being allocated to discontinued operations. The remaining increase of $300,000 was the result of the final settlement of a severance claim in France.
• Other income and expense
Other income and expense resulted in a net income addition of $2.3 million during 2004 versus $61,000 for 2003. The increase was a result of foreign currency transaction gains of $5.0 million primarily on payments towards the facility we had with Barclays Bank, plc, or the Barclays Facility. Equity in earnings of unconsolidated subsidiaries had a loss of $18,000 for 2004 compared with a gain of $22,000 for 2003. The decrease was the result of negative earnings from our interest in ePsolutions. Gains were partially offset by a $1.1 million charge for the remeasurement of Turkish currency. The remeasurement was required due to the material nature of our capital expenditures in Turkey. Turkey has been classified as highly-inflationary but the effect in prior years was considered immaterial. The functional currency in Turkey will be the U.S. dollar as long as the country is considered highly-inflationary.
• Net income (loss) available to common shares
During 2004, we had earnings available to common stockholders of $24.3 million, compared with $1.9 million for 2003. Improved results for 2004 were largely due to an $18.2 million net gain on the sale of U.S. mineral and royalty properties. In addition, we received a benefit from income taxes of $3.6 million compared to $266,000 in 2003. The increase was mainly the result of utilizing net operating loss carryforwards from prior years.
• Other comprehensive income
The most significant element of comprehensive income, other than net income (loss), is foreign currency translation. The functional currency of our operations in France is the Eurodollar, and in Turkey the functional currency in 2004 was the U.S. dollar and in 2003 was the Turkish Lira. The exchange rate used to translate the financial position of the French operations at December 31, 2004, was approximately U.S. $1.36 per Eurodollar. At December 31, 2003, the exchange rates were U.S. $1.26 per Eurodollar and U.S. $0.70 per million Turkish Lira. These fluctuations caused an unrealized translation gain of $1.2 million in 2004, compared with an unrealized translation gain of $2.2 million in 2003.
COMPARISON OF YEARS ENDED DECEMBER 31, 2003 AND 2002
The following financial statement analysis is based on results of operations before the sale of U.S. mineral and royalty interests that was consummated in January 2004.
Revenues
• Oil and natural gas sales
For the year ended December 31, 2003, oil and natural gas sales revenues were $25.1 million, increasing approximately $2.0 million, or 9%, from $23.1 million for the year ended December 31, 2002. This was due to an increase in the average prices we received for oil and natural gas sales. In 2003, our average oil price per barrel was $26.30 versus $22.08 in 2002. Our average price for natural gas in 2003 was $4.83 per Mcf, compared with $3.10 in 2002. The increase in revenues was offset by a decrease in overall production of 153,000 BOE, or 14%, from 1,069,000 BOE in 2002 to 916,000 BOE in 2003. United States production decreased 90,000 BOE, the result of the natural decline of our existing properties and the sale of miscellaneous underperforming properties at the end of 2002 and during 2003. French production decreased 41,000 BOE, a result of the temporary loss of producing wells during the year. We were unable to complete necessary workover maintenance on these wells in a timely manner due to financial constraints created by our foreign senior secured facility.
• Gain (loss) on commodity derivatives
We utilized commodity derivative instruments as part of our risk management program and, prior to the repayment of our senior credit facilities in January 2004, we utilized them to comply with the requirements of our senior credit facilities. These transactions were generally structured as either swaps or collar contracts. A swap had the effect of an outright sale at a specific price. A collar had the effect of creating a sale only if a floor or ceiling price was exceeded. These instruments: (i) reduced the effect of the price fluctuations of the commodities we produced and sold; and (ii) supported our annual capital budgeting and expenditure plans. When we had our senior credit facilities, these instruments protected the amounts required for servicing outstanding debt; and maximized the funds available under these facilities. The trading party that represented the other side of each of these transactions was known as a “counterparty.” The counterparty of our United States transactions was Coral Energy Holdings, L.P., an affiliate of Royal Dutch/ Shell. The counterparty of our French transactions was Barclays Capital. The following table summarizes the results of our risk-management efforts during 2003 and 2002:

	Year ended
	December 31,

	2002	2003	Variance

	(in thousands)
Changes in fair value	$(2,029)	$(365)	$1,664
Realized gain (loss)	(2,015)	(1,956)	59

Net	$(4,044)	$(2,321)	$1,723

As noted above, we structured our commodity derivatives to reduce the effect of price fluctuations of the commodities we produced and sold. As a result, those derivatives declined in value as the underlying commodity prices rose. Any losses incurred on derivatives were offset by higher oil and natural gas sales revenues due to increases in underlying commodity prices. However, under the requirements of Statement of Financial Accounting Standards No. 133 and because we chose not to designate our derivatives as hedges, mark to market loss on the derivatives was generally accrued through earnings prior to the recognition of higher sales prices.
Lease bonuses and rentals. Lease bonuses and rentals decreased $453,000, or 56% from 2002 to 2003, due to reduced leasing activity on the minerals we owned.
Costs and expenses
• Lease operating
Lease operating expenses increased $1.0 million, or 15% from 2002 to 2003, primarily due to the increase in value of the Euro against the U.S. dollar in relation to our French leases. Additionally, U.S. production taxes increased in 2003, a result of the increase in oil and natural gas sales prices discussed above.
• Exploration and acquisition
Exploration and acquisition expense increased $177,000, or 8% from 2002 to 2003, due to increased evaluation activity on our prospects in Turkey.

• Depreciation, depletion and amortization
Depreciation, depletion and amortization decreased $1.1 million, or 22%, compared with 2002 due to decreased production and decreased reserve balances. We calculate depletion on our oil and natural gas properties using the units-of-production method. Current-year production is divided by beginning reserves and then multiplied by the net value of the properties. Production decreased 14% from 2002 and reserves during the same period decreased 3%, resulting in a lower depletion rate for 2003.
• Impairment of oil and natural gas properties
Impairment charged in 2003 amounted to $171,000, compared with $525,000 in 2002, both of which only related to US properties. The decrease in the impairment charge was the result of an increase in year-end pricing offset by a decrease in the value of our reserves. Oil and natural gas prices used to estimate the value of our reserves at December 31, 2002, were $28.00 per barrel and $4.74 per Mcf, compared with $29.25 per barrel and $5.76 per Mcf at December 31, 2003.
• General and administrative
General and administrative expenses decreased $2.5 million, or 32%. The majority of this decrease was the result of the cost increase incurred in connection with the acquisition of Madison Oil Company that was expensed in 2002. A significant portion of the expenses associated with the Madison Oil Company acquisition comprised nonrecurring items that were either transaction and transition costs or other one-time expenses. General and administrative costs were also lower in 2003 due to a reduction in personnel costs. One of management’s primary objectives was to continue to reduce expenses.
• Other income and expense
Other income and expense resulted in a net expense of $650,000 during 2003 versus $6.0 million for 2002. Net expense decreased $5.4 million, primarily due to losses on property sales in 2002. We incurred losses on property sales of $2.1 million during 2002, compared with a gain of $80,000 in 2003. The remainder of the decrease was a result of foreign currency transaction gains made on payments towards our foreign senior secured facility and lower interest expense due to the value of the Euro increasing against the U.S. dollar.
• Net income (loss) available to common shares
During 2003, we had earnings of $1.9 million, compared with a net loss of $6.5 million for 2002. Improved results for 2003 were due to an increase in foreign currency transaction gains, a reduction in losses on commodity derivatives (oil and natural gas hedges), an increase in oil and natural gas revenues due to higher average prices, and lower general and administrative expenses. In addition, in 2002 we incurred one-time transaction and transition costs related to the Madison Oil Company acquisition, and the value of our investment in Trinidad Exploration and Development, Ltd., or TED, declined.
• Other comprehensive income
The most significant element of comprehensive income, other than net income (loss), was foreign currency translation. The functional currency of our operations in France was the Euro, and in Turkey the functional currency was the Turkish Lira. The exchange rates used to translate the financial position of those operations at December 31, 2003, were approximately $1.26 per Euro and $0.70 per million Turkish Lira. At December 31, 2002, the exchange rates were $1.05 per Euro and $0.62 per million Turkish Lira. These fluctuations caused an unrealized translation gain of $2.2 million in 2003, compared with an unrealized translation gain of $2.2 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As of September 30, 2005, we had cash on hand of $108.4 million, a current ratio of approximately 8.8 to 1 and a debt (convertible debenture, long-term debt and convertible senior notes) to equity ratio of 69.9 to 1. For the nine months ended September 30, 2005, operating income was $4.6 million, and capital expenditures, including the acquisition of the Hungarian assets for $9 million, were $49.8 million.
On September 16, 2005, we sold 806,450 shares of our common stock to certain accredited investors pursuant to a private placement. We expect to use the estimated net proceeds of approximately $23.8 million for general corporate purposes, including the funding of our capital expenditures requirements in 2005 and 2006.
On September 27 and September 30, 2005, we sold an aggregate of $86,250,000 of the Notes. We expect to use the net proceeds of approximately $83.0 million for general corporate purposes, including the funding of our capital expenditures requirements in 2005 and 2006.
On August 31, 2005, we announced a revised capital budget for the last six months of 2005, and a preliminary capital budget for the year ended December 31, 2006. In accordance with this 18 month capital budget, we expect to spend approximately $127 million from July 1, 2005 through December 31, 2006 on our exploration and development activities, primarily in Turkey, Hungary, Romania and France. We have recently revised our estimated full year capital spending for 2005 to approximately $71 million, and we expect our 2006 capital spending to be approximately $79 million. The increase from our previous capital spending estimate and our projected 2006 capital budget are based primarily upon the accelerated appraisal and development of the South Akcakoca natural gas project in Turkey’s western Black Sea and projects available as a result of our recent acquisition in Hungary. We believe that our cash flow from operations, net proceeds from our recent private placement of common stock and the Notes and available borrowings under our credit facilities will sufficiently fund these capital requirements.
We may also use some of this availability to fund possible acquisitions of properties or related business requirements. We may seek additional funds if unanticipated capital budget requirements arise and to fund any unexpected potential acquisitions from July 1, 2005 through December 31, 2006.
Senior debt
We have a $15 million reserve-based credit facility with a French lender to finance the development of our existing French fields, acquisitions of new fields, general working capital and our corporate purposes. The facility bears interest at a floating rate of 2.25-2.75% above LIBOR depending on the principal outstanding. The facility is collateralized by certain of our French assets, including contracts relating to our rights and interests in our French fields, our direct and indirect equity interests in certain of our subsidiaries and payments received from the sale of our French production. We and certain of our U.S. and French subsidiaries have each guaranteed the obligations under the facility. The $15 million facility contains various affirmative and negative covenants. These covenants, among other things, limit additional indebtedness, the sale of assets, change of control and management and the payment of dividends and require us to meet certain financial ratios set forth in the credit facility agreement.
We also have a five-year $25 million reserve-based credit facility with a U.S. lender in order to finance the development and acquisition of oil and natural gas interests both domestically and internationally and for working capital purposes. The facility bears interest at a rate of prime less 0.5% and is collateralized by our domestic working interests. The $25 million facility contains various affirmative and negative covenants. These covenants, among other things, limit additional indebtedness, the sale of assets and change of control and management and require us to meet certain financial ratios set forth in the credit facility agreement.
Although we have the $25 million reserve-based credit facility secured by our U.S. assets and the $15 million reserve-based credit facility secured by our French assets, our ability to borrow under these facilities is limited because of borrowing base restrictions. At September 30, 2005, $4.8 million was outstanding under the $15 million facility for our operations in Turkey, leaving approximately $3 million in borrowings available as of September 30, 2005. As of September 30, 2005, approximately $3.3 million was available under the $25 million facility.
Preferred stock
As of September 30, 2005, there were 72,000 shares of Series A-1 Convertible Preferred Stock outstanding. At the option of the holder, the Series A-1 Convertible Preferred Stock may be converted into common shares at a price of $4.00 per common share (conversion would amount to 450,000 of our common shares). The Series A-1 Convertible Preferred Stock accrues dividends at an annual rate of $2.25 per share payable quarterly in cash. At any time on or after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued unpaid dividends, and such sum is multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012, and 100% thereafter.
Convertible debentures
Prior to the acquisition of Madison Oil Company, Madison Oil Company was party to a convertible debenture in the amount of approximately $2.2 million payable to PHD Partners LP and due on March 31, 2006. The general partner of PHD Partners LP is a corporation wholly-owned by David M. Brewer, a director and significant stockholder of us. The original debenture bore interest at 10% per annum. As of March 31, 2004, the debenture was amended and restated to: (i) bear interest at 6% per annum; (ii) eliminate Madison Oil Company’s right under certain circumstances to force a conversion of the principal into shares of our common stock; and (iii) eliminate Madison Oil Company’s ability to repay principal prior to maturity. At the holder’s option, the second amended and restated convertible debenture can be converted into our common stock at a conversion price of $6.75 per share. At September 30, 2005, the outstanding principal amount of the second amended and restated convertible debenture was approximately $825,000. We have 119,962 shares of common stock reserved for issuance related to the conversion of the second amended and restated convertible debenture.
Dividend and interest requirements
Dividends on our common stock may be declared and paid out of funds legally available when and as determined by our board of directors. Our policy is to hold and invest corporate funds on a conservative basis, and, thus, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The terms of our Series A-1 Convertible Preferred Stock prohibit us from paying dividends on the common stock without the approval of the holders of a majority of the then outstanding shares of the Series A-1 Convertible Preferred Stock.
Dividends on our Series A-1 Convertible Preferred Stock are paid quarterly in cash at an annual rate of $2.25 per share.
The terms of the $15 million reserve-based credit facility limit our ability to pay dividends on our common stock to twenty-five percent (25%) of net profit (as defined in the facility agreement), less any dividend amounts paid on our preferred stock.

Contractual obligations
We believe that sufficient funds will be available from operating cash flow, cash on hand, the $15 million facility, the $25 million facility, other facilities that we may enter into, the private placement of our common shares and the Notes and any future public or private issuances of debt or equity securities to meet anticipated capital budget requirements and fund potential acquisitions from July 1, 2005 through December 31, 2006. The following table sets forth our contractual obligations in thousands at September 30, 2005 for the periods shown:

		Due within

					After
	Total	1 year	2-3 years	4-5 years	5 years

Debt	$—	$1,485	$—	$—	$—
Leases	752	355	397	—	—

Total	$752	$355	$397	$—	$—

BUSINESS
THE COMPANY
We are an independent international energy company engaged in oil and natural gas exploration, development, production, leasing and acquisition activities. Our strategy is to increase our reserves through a balanced combination of exploratory drilling, development and exploitation projects and acquisitions. We primarily focus our international exploration activities in countries where we can establish large acreage positions. We also focus on prospects where we do not have to compete directly with major integrated or large independent oil and natural gas producers and where extensive geophysical data is available. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas.
We currently hold interests in permits granting us the right to explore and develop oil and natural gas properties in offshore and onshore Turkey, Hungary, Romania and the Paris Basin, France. We also own various non-operating working interest properties primarily in Texas, Kansas, New Mexico, Louisiana and Oklahoma. At September 30, 2005, we held interests in approximately 4.7 million gross acres and approximately 3.8 million net acres, of which 97% is undeveloped. At December 31, 2004, our estimated net proved reserves were 13.8 MMBOE.
Historically, our operations have been concentrated in the Paris Basin in France and in south central onshore Turkey. These two regions accounted for 86% of our total proved reserves as of December 31, 2004 and approximately 76% of our total production through the nine month period ended September 30, 2005.
Since 2002, we have expanded to offshore Turkey in the Black Sea, and more recently, Hungary and onshore Romania. Going forward, we expect the majority of our capital expenditures will be dedicated to exploring and developing discoveries in these regions. Approximately half of our capital budget for the 18 month period from July 1, 2005 to December 31, 2006, is dedicated to developing our South Akcakoca natural gas project offshore Turkey. We made our first discovery there in September 2004 and since that time we have drilled three development wells, each of which was successful. We plan to drill an additional 13 development wells by the end of 2006 and expect production to commence by mid-2006. This project is located in an area of approximately 50,000 acres within our approximately 962,000 acre Western Black Sea permit.
BUSINESS STRATEGY
Our business strategy is to grow our oil and natural gas reserves, production volumes and cash flows through drilling internally generated prospects, primarily in the international arena. We also seek complementary acquisitions of new interests in our core geographic areas of operation.
We seek to:
Target underexplored basins in international regions. Our international operations are all located in European Union or European Union candidate countries that we believe have stable governments, have existing transportation infrastructure, have attractive fiscal policies and are net importers of oil and natural gas. We focus on countries where we can establish large acreage positions that we believe offer multi-year investment opportunities and concentrate on prospects where extensive geophysical data is available. Currently, we have international operations in Turkey, Hungary, Romania and France. We believe our concentrated and extensive acreage positions have allowed us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale.
Accelerate development of South Akcakoca Natural Gas Project. We intend to spend approximately half of our estimated capital budget for the period beginning on July 1, 2005 and ending on December 31, 2006 to accelerate the development of our South Akcakoca Natural Gas Project. We discovered gas in this basin in September of 2004 and we believe that the basin could significantly increase our reserves and production.
Maintain a deep inventory of drilling prospects. Our South Akcakoca gas project, where we plan to drill 13 wells prior to the end of 2006, is located on approximately 50,000 acres within our approximately 962,000 acre Western Black Sea permits. It is the only area we have explored within these permits and we believe there are significant additional drilling opportunities within and outside of the South Akcakoca sub-basin. Similarly, we believe our Hungarian and Romanian positions offer multi-year drilling opportunities. As of September 30, 2005, we had identified approximately 63 gross wells to be drilled in the remainder of 2005 and 2006 on our approximately 4.7 million gross acres (approximately 3.8 million net acres).
Pursue new permits and selective property acquisitions. We target incremental acquisitions in our existing core areas through the pursuit of new permits. Our additional growth initiatives include identifying acquisitions of (i) producing properties that will enable us to increase our production and (ii) reserve and acreage positions on favorable economic terms. Generally, we seek properties and acquisition candidates where we can apply our existing technical knowledge base.
Manage our risk exposure. Because exploration projects have a higher degree of risk than development projects, we generally plan to limit our exploratory expenditures to approximately one-third of the total annual capital expenditure budget per year. We have balanced our exploration and development activities to support our overall goal of growing and maintaining a long-lived reserve base. We also expect to make significant investments in seismic data. By equipping our geologists and geophysicists with state-of-the-art seismic information, we intend to increase the number of higher potential prospects we drill. As appropriate, we may enter into joint ventures in order to reduce our risk exposure in exchange for a portion of our interests.
Maintain operational flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our drilling program and capital expenditure budget. We may defer capital projects in order to seize attractive acquisition opportunities. If certain areas generate higher-than-anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere.
Leverage experienced management, local expertise and technical knowledge. We have assembled a management team with considerable technical expertise and industry experience. The members of our management team average more than 25 years of experience in the industry. In addition, our management team has experience working in over 40 countries. Additionally, we have an extensive team of technical experts and many of these experts are nationals in the countries in which we operate. We believe this provides us with local expertise in our countries of operations.
PROPERTIES
Turkey
We hold interests in 22 exploration permits and three exploitation permits in six geographic regions of Turkey totaling 2.6 million gross acres (2.0 million net acres). We have offshore and onshore exploration and development programs in Turkey.
Western Black Sea Permit. We are the operator and hold a 36.75% working interest in an offshore permit covering approximately 962,000 gross acres. We plan to drill four development wells in the remainder of 2005 and nine development wells in 2006 in the South Akcakoca sub-basin of the Black Sea, where we discovered natural gas in September 2004. A $5.3 million 190-square-kilometer 3D seismic survey of the South Akcakoca sub-basin was completed and analyzed in early 2005. During 2005, we successfully drilled, completed and tested the Akkaya-1, Ayazli-2 and Ayazli-3 delineation wells, which were all suspended as gas producers. The development program is continuing; the Cayagzi-1 delineation well was drilled to total depth and did not encounter hydrocarbons, and so that well is currently being plugged and abandoned, with the “Prometheus” jack-up rigs scheduled to begin drilling development wells on the

Akkaya structure where we successfully tested a gas well in May of 2005. It is expected that production from the South Akcakoca sub-basin will begin in the second half of 2006. Northeast of the South Akcakoca sub-basin, we plan to shoot a high-resolution 2D seismic survey in preparation for an exploration program in the Eregli sub-basin. It is anticipated that the survey will be completed in early 2006 and exploration drilling will commence in mid-2006.
Thrace Black Sea Permits. In 2004, we acquired a 100% working interest in six exploration permits covering approximately 844,000 acres in the Thrace region between Bulgarian waters and the Bosporus Straits. The majority of the acreage covered by these permits is in shallow water depths of 300 feet or less. We are in the process of gathering geological and geophysical data and in 2006 we anticipate following up with a 2D seismic survey of the area. We are the operator and until June 2005, held a 100% working interest in the permit covering 844,000 net acres. In June 2005, HEMA Endustri A.S., or HEMA, a Turkish-based conglomerate, agreed to pay 100% of the first $1.5 million of the geophysical and exploration costs on this acreage to receive an option for a 50% interest in this permit.
Eastern Black Sea Permits. We were recently awarded an exploration permit on three blocks in the Black Sea offshore Turkey in the coastal waters to the west northwest of the city of Trabzon. The three blocks total approximately 357,062 acres. We are the operator and hold 100% interest in this permit.
Zeynel Field. Through an exploitation permit, we have an 8.5% royalty interest in the Zeynel Field located in south central Turkey.
Cendere Field. Through an exploitation permit, we have a 19.6% non-operating working interest in most of the wells located in the Cendere Field in central Turkey. This acreage has 16 oil wells currently producing. A 3D seismic survey to identify new drilling prospects is currently being conducted and we will participate in a development well in 2006.
Calgan Permit. We are the operator and hold a 75% working interest in the Calgan exploration permit. In 2004, we drilled the Calgan-2 exploratory well which encountered oil shows. In October 2005, we drilled a lateral extension. During 2006, we expect to drill four development wells. Estimated capital expenditures in this permit for the 18 month period from July 1, 2005 through December 31, 2006 are expected to be approximately $4 million.
Central Black Sea Permits. In January 2005, the Turkish government awarded us two additional Black Sea permits located in shallow waters offshore central Turkey comprising approximately 233,000 acres. We will conduct an analysis of existing technical data on these two permits in which we hold a 100% working interest.
Southeast Turkey Permit. Onshore in southeast Turkey, east southeast of our Calgan permit, we were recently granted an exploration permit on one block of approximately 95,897 acres. The block is west of some existing oil fields. We are operator and hold 100% interest in this permit.
Hungary
Szolnok and Tompa Blocks. We established our initial position in Hungary in June 2005 through the acquisition of Pogo Hungary Ltd. from Pogo Producing Company for $9 million. We currently hold an interest in one exploration permit covering two blocks aggregating approximately 764,000 net acres. Two gas wells were drilled by the previous operator of our acquired permit in the Szolnok Block, each of which initially tested at over 4 Mmcf per day. In addition, extensive 2D and 3D seismic surveys conducted on both the Szolnok and Tompa Blocks by the prior owner delineated multiple prospects, and we intend to start exploration drilling on both the Szolnok and Tompa Blocks in early 2006. In connection with the acquisition, we also acquired casing, tubulars and wellhead equipment that are currently being utilized in our Black Sea operations in Turkey.

Romania
Viperesti Permit. We are the operator and hold 100% of the Viperesti exploration permit that lies in east-central Romania in the southeastern foothills of the Carpathian Mountains. This permit comprises approximately 324,000 acres. We anticipate drilling an exploratory well and re-entering a well on the Viperesti permit and will continue to gather geological and geophysical information and reprocess seismic data.
Moinesti Permit. We are the operator and hold 100% of the Moinesti exploration permit. This permit covers approximately 300,000 net acres. It is situated about 60 kilometers north of the Viperesti permit in the foothills of the Carpathian Mountains and is contiguous with eight producing oil fields. We believe the permit is prospective in various producing formations from 3,000-16,000 feet. We will continue to gather geological and geophysical information and reprocess seismic data, on this permit.
Fauresti Rehabilitation Permit. We are the operator and hold 100% of the Fauresti rehabilitation permit. This permit covers approximately 1,325 acres. It is located in southwestern Romania about 140 kilometers west of the Viperesti permit. We believe it offers development opportunities in the Jurassic Dogger formation at depths of approximately 8,000 feet. We re-entered five wells on the approximately 1,325-acre Fauresti permit and are currently re-entering the sixth well of our six-well rehabilitation program for 2005. We anticipate re-entering six wells in 2006. In addition to the rehabilitation program, we anticipate drilling a new development well on this permit in 2006.
France
We operate and hold interests in permits covering and operate five producing oil fields in the Paris Basin.
Charmottes Field. We hold a 100% working interest in the permit covering the Charmottes Field located 60 kilometers southeast of Paris. The property currently has 12 producing oil wells. The Charmottes Field initially was developed following the discovery well drilled in 1984. In the second quarter of 2004, we successfully drilled the Charmottes-109 horizontal development well. Currently, operations are being conducted to optimize production parameters on two recently drilled horizontal wells, the Charmottes-108H and the Charmottes-110H. We expect that the wells will be on production by mid-November 2005. Construction is ongoing on a drilling pad located on the southeast flank of the Charmottes field, and it is anticipated the Donnmarie exploitation well, located in a deeper formation of the Charmottes field, spudded in October 2005. In the 18 month period from July 1, 2005 through December 31, 2006, we expect to spend approximately $12 million on four development wells, including the Donnmarie exploitation well.
Neocomian Complex. Pursuant to two exploitation permits, we are the operator and hold a 100% working interest in the permits covering the Neocomian Fields, a group of four oil fields located approximately 120 kilometers southeast of Paris. The Chateau Renard Field was discovered in 1958, the Chuelles and St. Firmin-des-Bois fields in 1961 and the Courtenay Field in 1964. The property currently has 81 producing oil wells. We have scheduled the drilling of up to eleven wells through the end of 2006.
We also own working interests in four exploration permits.
Courtenay Permit. We are the operator and hold a 100% working interest in the Courtenay exploration permit, which surrounds the Neocomian Fields. We plan to drill up to four exploratory wells on the approximately 183,000-acre Courtenay permit in 2006. A geochemical study that will supplement existing geophysical and subsurface data is nearing completion. We believe the study will help identify future well locations.
Nemours Permit. In 2004, we were granted a non-operating 33 1/3% interest in the approximately 37,300-acre Nemours exploration permit. Core and log data show the potential presence of oil in the La Tonne-1 exploration well. The well is currently suspended awaiting testing of the potential discovery. This permit offers leads in the deeper Jurassic Dogger formation and is prospective in the Triassic formation. An exploration well spudded in October 2005.

Aufferville Permit. In 2004, we acquired the approximately 33,100-acre Aufferville exploration permit. We are the operator and hold a 100% working interest in this permit, which offers leads in the deeper Jurassic Dogger formation and is prospective in the Triassic formation. We anticipate drilling an exploration well in 2006.
Nangis Permit. We hold a 100% working interest in the approximately 50,000-acre Nangis permit in the northern Paris Basin.
We also have applied for new exploration permits on two blocks adjoining the Courtenay permit and one block adjoining the Aufferville permit.
Trinidad, West Indies
In Trinidad, we own a 1% overriding royalty interest in the Bonasse Field and the Southwest Cedros Peninsula permit.
United States
We hold non-operating working interests in 923 gross wells (51 net wells) primarily in Texas, Oklahoma, New Mexico, Kansas and Louisiana. Our goal for 2005 is to double U.S. proved reserves through continued working interest participation in exploratory drilling ventures.
TITLE TO OIL AND NATURAL GAS PROPERTIES
We do not hold title to any of our international properties, but we have been granted permits by the applicable government entities that allow us, as applicable, to engage in exploration, exploitation and production.
Turkey
We have 22 exploration permits covering six geographic regions. The Western Black Sea permits have been extended through 2007, the Calgan permit expires in 2007, the Southeast Turkey permit and the Eastern Black Sea permit expire in 2008 and the Thrace Black Sea permits and the Central Black Sea permits expire in 2009, the Southeast Turkey permit and the Eastern Black Sea permit expires in 2008. Onshore exploration permits are granted for four-year terms and may be extended for two additional two-year terms, and offshore exploration permits are granted for six-year terms and may be extended for two additional three-year terms, provided that drilling obligations stipulated under Turkish law are satisfied. Under Turkish law, exploitation permits are generally granted for a period of 20 years and may be renewed upon application for two additional 10-year periods. If an exploration permit is extended for development as an exploitation permit, the period of the exploration permit is counted toward the 20-year exploitation permit.
The following is certain information relating to our three Turkish exploitation permits:

		At December 31, 2004

	Permit	Total proved	Post-expiration	Percent of
	expiration	reserves	proved reserves	proved reserves
Property	year	(MBbl)	(MBbl)	post-expiration

Zeynel	2010	48	6	12.5%
Cendere (2 permits)	2011	579	186	32.12%
Hungary
We have not yet established proved reserves on any of these properties. We have one exploration permit that expires in 2009.

Romania
The Moinesti and Viperesti permits will expire in 2009 and the Fauresti rehabilitation permit will expire in 2015. If, prior to the expiration of our Romanian permits, we have not completed the minimum exploration program required by the permits, we must pay the estimated costs of such exploration program to the Romanian government. If we were required to make such payments to the Romanian government, we estimate that the aggregate amount would be approximately $8 million. We have not yet established proved reserves on the Moinesti and Viperesti permits.
France
We hold four French exploration permits: Aufferville, Nemours, Nangis and Courtenay. No proved reserves have been established in these permits. The Nangis permit expires in 2005, the Courtenay permit expires in 2006, and the Aufferville and Nemours permits both expire in 2007. The French exploration permits have minimum financial requirements that must be met during their terms. If such obligations are not met, the permits could be subject to forfeiture.
The French exploitation permits that cover five producing oil fields in the Paris Basin are:

		At December 31, 2004

	Permit	Total proved	Post-expiration	Percent of
	expiration	reserves	proved reserves	proved reserves
Property	year	(MBbl)	(MBbl)	post-expiration

Neocomian Fields	2011	9,731	7,239	74.39%
Charmottes Field	2013	1,805	755	41.83%
Although the French government has no obligation to renew exploitation permits, we believe it will renew such exploitation permits so long as we, the permit holder, demonstrate financial and technical capabilities and establish the studies used in defining the work schedule. However, there can be no assurance that we will be able to renew any permits that expire.
United States
We currently own interests in producing acreage only in the form of non-operating working interests due to the sale of our U.S. mineral and royalty interests in January 2004.
As is common industry practice, we conduct little or no investigation of title at the time we acquire undeveloped properties, other than a preliminary review of local mineral records. However, we do conduct title investigations and, in most cases, obtain a title opinion of local counsel before commencement of drilling operations. We believe that the methods we utilize for investigating title prior to acquiring any property are consistent with practices customary in the oil and natural gas industry and that such practices are adequately designed to enable us to acquire good title to such properties. Some title risks, however, cannot be avoided, despite the use of customary industry practices.
Our properties are generally subject to:
• Customary royalty and overriding royalty interests;
• Liens incident to operating agreements; and
• Liens for current taxes and other burdens and minor encumbrances, easements and restrictions.
We believe that none of these burdens either materially detracts from the value of our properties or materially interferes with their use in the operation of our business.

OIL AND NATURAL GAS RESERVE INFORMATION
LaRoche Petroleum Consultants, Ltd., or LaRoche, an independent petroleum engineering firm, prepared the estimates of net proved reserves and discounted present value (pretax) for this prospectus. The following table sets forth information about our estimated net proved reserves at December 31, 2004, at December 31, 2003 and as adjusted at December 31, 2003 to reflect the sale of U.S. mineral and royalty interests in January 2004.

	At December 31,	At December 31,	At December 31,
	2004	2003(1)	2003

Proved developed:
Oil (MBbl)	8,444	7,878	8,863
Gas (MMcf)	4,875	5,803	11,158
Total (MBOE)	9,256	8,845	10,723
Proved undeveloped:
Oil (MBbl)	4,499	4,746	4,842
Gas (MMcf)	58	124	124
Total (MBOE)	4,509	4,767	4,863
Total proved (MBOE)	13,765	13,612	15,586
Discounted present value at 10% (pretax) (in thousands)	$115,142	$85,596	$116,071

(1)	Proved reserves as if the sale of U.S. mineral and royalty interests had been effective on December 31, 2003.
The reserves were determined using both volumetric and production performance methods. Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The values reported may not necessarily reflect the fair market value of the reserves.
PRODUCTIVE WELLS
The following table shows our gross and net interests in productive oil and natural gas working interest wells as of September 30, 2005. Productive wells include wells currently producing or capable of production.

	Gross(1)			Net(2)

	Oil	Gas	Total	Oil	Gas	Total

United States	650	273	923	21.42	29.67	51.07
France	100	—	100	100.00	—	100.00
Turkey	17	—	17	2.92	—	2.92

Total	767	273	1,040	124.34	29.67	154.01

(1)	“Gross” refers to wells in which we have a working interest.

(2)	“Net” refers to the aggregate of our percentage working interest in gross wells before royalties, before or after payout, as appropriate.

ACREAGE
The following table shows the developed and undeveloped acreage attributable to our ownership as of September 30, 2005.

	Developed acreage		Undeveloped acreage		Total acreage

	Gross	Net	Gross	Net	Gross	Net

United States	253,740	37,405	89,581	40,208	343,321	77,613
France	24,260	24,260	313,891	282,376	338,151	306,636
Turkey	31,730	3,059	2,614,303	1,975,459	2,646,033	1,978,518
Hungary	—	—	764,237	764,237	764,237	764,237
Romania	—	—	625,325	625,325	625,325	625,325

Total	309,730	64,724	4,407,337	3,687,605	4,717,067	3,752,329

Undeveloped acreage includes only those leased acres on which wells have not been drilled or completed to permit the production of commercial quantities of oil and natural gas regardless of whether or not the acreage contains proved reserves.
DRILLING ACTIVITIES
The following table show our drilling activities on a gross and net basis for the years ended 2002, 2003 and 2004 and for the nine months ended September 30, 2005.

	Year ended December 31,
							Nine months
							ended
	2002		2003		2004		September 30, 2005

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

United States
Development:
Gas(3)	—	—	1	0.03	3	0.75	8	2
Oil(4)	1	0.09	2	0.19	4	0.20	—	—
Abandoned(5)	1	0.20	—	—	—	—	—	—

Total	2	0.29	3	0.22	7	0.95	8	2

Exploratory:
Gas(3)	1	0.11	—	—	—	—	1	.17
Oil(4)	1	0.25	—	—	—	—	1	—
Abandoned(5)	2	0.33	—	—	3	0.5	1	.17

Total	4	0.69	—	—	3	0.5	3	.34

France
Development:
Oil(4)	—	—	—	—	7	7	2	2
Abandoned(5)	—	—	—	—	—	—	—	—

Total	—	—	—	—	7	7	2	2

Turkey
Development:
Oil(4)	1	0.20	—	—	—	—	—	—
Gas(7)	—	—	—	—	—	—	1	—
Abandoned(5)	—	—	—	—	—	—	—	—

Total	1	0.20	—	—	—	—	1	—

Exploratory:
Oil(6)	—	—	—	—	1	0.75	—	—

Gas(7)	—	—	—	—	1	0.40	2	1

Abandoned(5)	1	0.50	2	1.30	—	—	—	—

Total	1	0.50	2	1.30	2	1.15	2	1

(1)	“Gross” is the number of wells in which we have a working interest.

(2)	“Net” is the aggregate obtained by multiplying each gross well by our after payout percentage working interest.

(3)	“Gas” means natural gas wells that are either currently producing or are capable of production.

(4)	“Oil” means producing oil wells.

(5)	“Abandoned” means wells that were dry when drilled and were abandoned without production casing being run.

(6)	“Oil” means oil shows were found and temporarily suspended awaiting further work.

(7)	“Gas” means gas flow was tested and temporarily suspended awaiting further work.
MARKETS AND COMPETITION
In France, we currently sell all of our oil production to Elf Antar France S.A., the largest purchaser in the area. This production is shipped by truck to a nearby Elf refinery. The oil also can be transported to refineries on the north coast of France via pipeline. Production in Turkey is sold to refineries in the southern part of the country.
Our domestic oil and natural gas production is sold to various purchasers typically in the areas where the oil or natural gas is produced. Revenues from the sale of oil and natural gas production accounted for 106%, 109% and 116% of our consolidated revenues for the three years ended December 31, 2004, 2003 and 2002, respectively. Generally, we do not refine or process any of the oil and natural gas we produce. We are currently able to sell, under contract or in the spot market through the operator, substantially all of the oil and the natural gas we are capable of producing at current market prices. Most of our oil and natural gas is sold under short-term contracts or contracts providing for periodic adjustments or in the spot market; therefore, our revenue streams are highly sensitive to changes in current market prices. Our natural gas is sold to pipeline companies rather than end users.
The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than those available to us. As a result, our competitors may be able to pay more for desirable leases, and they may pay more to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources permit us to do.
We also are affected by competition for drilling rigs and the availability of tubular goods and certain other equipment. While the oil and natural gas industry has experienced shortages of drilling rigs and equipment, pipe and personnel in the past, we are not presently experiencing any shortages and do not foresee any such shortages in the near future; however, we are unable to predict how long current market conditions will continue.
Competition for attractive oil and natural gas producing properties, undeveloped leases and drilling rights is also strong, and we can give no assurance we will be able to compete satisfactorily in acquiring properties. Many major oil companies have publicly indicated their decision to focus on overseas activities. We cannot ensure we will be successful in acquiring any such properties.
OTHER
In 2004, we invested approximately $1.0 million for a 45% ownership interest in ePsolutions, which develops and markets software for use in the deregulated energy market. We also have a 35% ownership interest in EnergyNet.com, Inc., which provides a platform and system for individuals and companies to complete oil, natural gas and mineral acquisitions and divestitures using an Internet-based auction.
EMPLOYEES
As of September 30, 2005, we employed 68 full-time employees. None of our employees are represented by unions or covered by collective bargaining agreements. To date, we have not experienced any strikes or work stoppages due to labor problems, and we have good relations with our employees. As needed, we also utilize the services of independent consultants on a contract basis.

MANAGEMENT
The following table sets forth certain information with respect to our executive officers and directors.

Name	Age	Position(s)

G. Thomas Graves III	56	Director, President and Chief Executive Officer (E)(G)(I)
Douglas W. Weir	48	Senior Vice President - Chief Financial Officer
Michael J. FitzGerald	54	Senior Vice President - Exploration and Production
Charles J. Campise	54	Vice President - Accounting and Chief Accounting Officer
David M. Brewer	51	Director (E)(G)(N)
Herbert L. Brewer	78	Director (A)(G)(I)
Peter L. Falb	68	Director (C)(E)(G)(I)(N)
Thomas P. Kellogg, Jr.	67	Director(A)
William I. Lee	79	Director(C)(I)(N)
John Mark McLaughlin	73	Chairman of the Board (A)(C)(E)
H.R. Sanders, Jr.	72	Director (A)(C)(N)

(A)	Audit Committee Member
(C)	Compensation Committee Member
(E)	Executive Committee Member
(G)	Corporate Governance Committee Member
(I)	Investment Committee Member
(N)	Nominating Committee Member
G. Thomas Graves III has served as President and Chief Executive Officer of Toreador since July 1998 and has served as a director of Toreador since 1998. Mr. Graves also served as a director of Wilco Properties, Inc., a privately held oil and gas exploration company, from June 1997 to May 2003 and President of Wilco from June 1997 to June 2002. Mr. Graves served as managing partner of Lee Global Energy Fund, an investment limited partnership from October 1994 until January 2001. Until its dissolution on December 31, 2001, Lee Global Energy Fund was an affiliate of Toreador. He also served as an officer of Triton Energy Corporation (now Amerada Hess, Limited) (“Triton”), an international oil and gas exploration and production company, from 1986 to 1993.
Douglas W. Weir is Senior Vice President - Chief Financial Officer of Toreador. Mr. Weir was Chief Financial Officer from 1996 until June 2002 of Wilco and was Controller of Wilco from 1991 to 1995. From February 1999 until June 2002, he served as Chief Financial Officer of both Toreador and Wilco. From January 1999 until he ceased to be the Chief Financial Officer of Wilco in June 2002, he did not receive payment for being Chief Financial Officer of Wilco.
Michael J. FitzGerald is Senior Vice President - Exploration and Production of Toreador. Mr. FitzGerald had been Vice President -Exploration and Production for Madison Oil Company from 1993 through December 31, 2001. From 1978 to 1991, he was responsible for exploration in the North Sea, France and Holland for Triton.
Charles J. Campise is Vice President - Accounting and Chief Accounting Officer. From December 2003 until May 2005, he was the Corporate Controller of Transmeridian Exploration. From November 2001 until December 2003, he was an independent accounting and financial consultant. From August 1988 until October 2001, he was responsible for SEC reporting and international accounting for UMC Petroleum.
David M. Brewer has served as a director of Toreador since 2001. Mr. Brewer co-founded Madison Oil Company in 1993, has been a director of Madison Oil Company since 1993, and was President of Madison Oil Company from 1993 to 2000. He has been an investor and entrepreneur since 2000. Formerly,

Mr. Brewer was an attorney with the New York firm of Cravath, Swaine & Moore and with Union Pacific Corporation. He is the son of Herbert L. Brewer.
Herbert L. Brewer has served as a director of Toreador since 2001. Mr. Brewer co-founded Madison Oil Company in 1993, has been a director of Madison Oil Company since 1993, and effective July 12, 2001, became the Chief Executive Officer of Madison Oil Company until Madison Oil Company merged with Toreador on December 31, 2001. Prior to becoming Chief Executive Officer of Madison Oil Company, he had been retired and formerly was the chairman and CEO of Triton Europe (a wholly-owned subsidiary of Triton) and a director and Senior Vice-President of Triton, responsible for worldwide exploration. He is the father of David M. Brewer.
Peter L. Falb has served as a director of Toreador since 1998. Mr. Falb has been a principal of Dane, Falb, Stone & Co., Inc., a Boston-based registered investment advisor since 1977 and is a professor of applied mathematics at Brown University.
Thomas P. Kellogg, Jr. has served as a director of Toreador since 1992. Mr. Kellogg has served as a consultant and private investor since 1992. He was a consultant for Ensign Oil & Gas, Inc. in 1990 and 1991, and from 1960 to 1990, he served as Vice President of J. P. Morgan & Co., a commercial investment bank.
William I. Lee has served as a director of Toreador since 1998. Mr. Lee has been an independent energy explorer and producer since 1952. In December 1992, he retired as President and Chief Executive Officer of Triton. In May 1995, he retired as Chairman and director of Triton. In 2000, he was appointed as a director of Madison Oil Company and served until he resigned on September 3, 2001. He is presently Chairman of the Board of Wilco.
John Mark McLaughlin is the Chairman of the Board of Directors of Toreador and has served as a director of Toreador since 1976. Since 1954, Mr. McLaughlin has been and is currently an attorney in private practice in San Angelo, Texas. He is President of Double-M Ranch Ltd., a family-owned Texas limited partnership, and Chairman of the Board of Texas State Bank, San Angelo, Texas. Mr. McLaughlin served as President of Toreador from April 1997 to July 1998.
H.R. Sanders, Jr. has served as a director of Toreador since 2001. Mr. Sanders was a director of Devon Energy Corporation from 1981 through 2000, and Executive Vice President of Devon Energy Corporation from 1981 through 1997. He was a Senior Vice President of RepublicBank Dallas, N.A. from 1970 to 1981. He was a director of Triton from 1977 to 1981. Mr. Sanders is presently a director of Continental Resources, Inc.

DESCRIPTION OF CAPITAL STOCK
The following does not purport to be complete and is subject to, and qualified in its entirety by, our Restated Certificate of Incorporation and bylaws, each as amended to date, which are incorporated by reference in this prospectus, and by the provisions of applicable law. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.
Our authorized capital consists of 30,000,000 shares of common stock and 4,000,000 shares of preferred stock. At September 30, 2005, we had:
• 15,401,487 shares of common stock outstanding; and
• 72,000 shares of Series A-1 Convertible Preferred Stock outstanding.
COMMON STOCK
The holders of shares of common stock possess full voting power for the election of directors and for all other purposes, each holder of common stock being entitled to one vote for each share of common stock held of record by such holder. The shares of common stock do not have cumulative voting rights. As described below, the holders of the Series A-1 Convertible Preferred Stock generally have no voting rights with respect to our management.
Subject to the right of holders of any outstanding shares of Series A-1 Convertible Preferred Stock and the terms of our $15 million facility, dividends may be paid on the common stock as and when declared by our board of directors out of any of our funds legally available for the payment thereof. Holders of common stock have no subscription, redemption, sinking fund, conversion or preemptive rights. The outstanding shares of common stock are fully paid and nonassessable. After payment is made in full to the holders of any outstanding shares of preferred stock in the event of any liquidation, dissolution or winding up of our affairs, our remaining assets and funds will be distributed to the holders of common stock according to their respective shares.
PREFERRED STOCK
General
The board of directors may, without further action by our stockholders (subject to the terms of the Series A-1 Convertible Preferred Stock described below), from time to time, direct the issuance of fully authorized shares of preferred stock, in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of us before any payment is made to the holders of common stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our Securities or the removal of incumbent management.
The issuance of shares of preferred stock could be used by an incumbent board of directors to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Alternatively, such an issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. The issuance of preferred stock could adversely affect the voting power of the common stockholders. It could also affect the likelihood that holders of the common stock will receive dividend payments and payments upon liquidation. Although the board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of the stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which our securities are traded.
Description of Series A-1 Convertible Preferred Stock
• Designation and Amount. Under the certificate of designation, 160,000 shares of preferred stock are designated as “Series A-1 Convertible Preferred Stock” with a stated value of $25.00 per share. At September 30, 2005, there were 72,000 shares of Series A-1 Convertible Preferred Stock outstanding.
• Dividends. Each share of Series A-1 Convertible Preferred Stock is entitled to annual dividends of 9% of $25.00 per share, which are to be paid quarterly in cash.
• Priority. In the event of liquidation, dissolution or similar event, holders of Series A-1 Convertible Preferred Stock will have preference over the common stock and all other capital stock to the extent of $25.00 for each share of Series A-1 Convertible Preferred Stock plus any accrued and unpaid dividends.
• Conversion. Each holder of Series A-1 Convertible Preferred Stock may convert his, her or its shares into shares of common stock at any time. To convert, the holder of Series A-1 Convertible Preferred Stock must submit his, her or its request, his, her or its certificate and notice to the transfer agent. Each share of Series A-1 Convertible Preferred Stock is convertible into shares of common stock at a rate equal to 6.25 shares of common stock per share of Series A-1 Convertible Preferred Stock (subject to certain adjustments described below). Generally, we must issue and deliver the common stock within three business days.
• Adjustments to Conversion Price. The rate of conversion of Series A-1 Convertible Preferred Stock will be adjusted to account for stock splits, stock dividends, mergers or assets distributions. In no event will fractional shares be issued, however, because of such adjustment.
• Optional Redemption by Company. At any time after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and our then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued and unpaid dividends, and such sum is then multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012 and 100% thereafter.
• Voting Rights. The holders of Series A-1 Convertible Preferred Stock generally have no voting rights with respect to our management. We may not take any action that adversely effects the Series A-1 Convertible Preferred Stock without prior approval of the holders of a majority of the outstanding shares of Series A-1 Convertible Preferred Stock. If we fail to pay four consecutive quarterly dividend payments, the holders of Series A-1 Convertible Preferred Stock are entitled to separately, as a class, elect one person to our board of directors, who shall serve until the event of default is cured.
DELAWARE ANTI-TAKEOVER STATUTE
We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:
• before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;
• upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
• after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.
Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.
LIMITATION ON DIRECTORS’ LIABILITY
Pursuant to our Restated Certificate of Incorporation and bylaws, as amended, we will indemnify to the full extent authorized by Delaware law any of our directors or officers who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of us. In addition, certain of our directors have indemnification agreements with us in which we agree to indemnify such directors under certain circumstances. We have purchased indemnification insurance on behalf of its directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
REMOVAL OF DIRECTORS; ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER
NOMINATIONS; STOCKHOLDER NOMINATION PROCEDURE
Any director may be removed from office, with or without cause, only by the affirmative vote of a majority of the then outstanding shares entitled to vote for an election of directors at any annual or special meeting of stockholders duly called and held for such purpose. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our bylaws and our most recent proxy statement.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038, (212) 936-5100.

DESCRIPTION OF NOTES
We issued the Notes under an indenture dated as of September 27, 2005, between us and The Bank of New York Trust Company, N.A., as trustee. The following summary of the material terms of the Notes, the indenture and the registration rights agreement that we entered into in connection with the original offering of the Notes does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the Notes, the indenture and the registration rights agreement. Those documents, and not this description, define the legal rights of the holders of the Notes.
Unless the context requires otherwise, the term “interest” includes any “additional interest” payable under the registration rights agreement.
GENERAL
The Notes:
• have an aggregate principal amount of $86,250,000;
• bear interest at a rate of 5.00% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2006, to holders of record at the close of business on the preceding March 15 and September 15, respectively, except as described below;
• bear additional interest if we fail to comply with the obligations we describe under “—Registration rights, additional interest”;
• have been issued in denominations of integral multiples of $1,000 principal amount (we refer to each $1,000 principal amount of the Notes as a Note);
• are our unsecured indebtedness and are equal in right of payment to our senior unsecured indebtedness, as described under “—Ranking”;
• are convertible at any time prior to the close of business on the business day immediately preceding October 1, 2025 into shares of our common stock at an initial conversion rate equal to 23.3596 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $42.81 per share), subject to adjustment as described under “—Conversion rights”;
• are redeemable, in whole or in part, by us at any time beginning on October 6, 2008 and prior to October 1, 2010, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, to but excluding the redemption date, if the closing sale price of our common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption;
• are redeemable, in whole or in part, by us at any time after October 1, 2010, irrespective of the closing sale price of our common stock, at a redemption price in cash equal to 100% of the principal amount of the Notes we redeem, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, as described under “—Redemption of Notes at our option”;
• are subject to purchase by us at the option of the holder on each of October 1, 2010, October 1, 2015 and October 1, 2020, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date, as described under “—Purchase of Notes by us at the option of the holder”;
• are subject to repurchase by us at the option of the holder upon a fundamental change (unless previously converted), as described under “—Holders may require us to repurchase their Notes upon a fundamental change,” at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date; and
• mature on October 1, 2025, unless previously redeemed, repurchased or converted.

All cash payments on the Notes will be made in U.S. dollars.
We issued the Notes in registered form, without coupons. We initially issued the Notes as global securities in book-entry form. We will make payments in respect of Notes that are represented by global securities by wire transfer of immediately available funds to DTC or its nominee as the registered owner of the global securities. We will make payments in respect of Notes that are issued in certificated form by wire transfer of immediately available funds to the account specified by any holder of more than $5,000,000 aggregate principal amount of Notes. However, if the holder of the certificated note does not specify an account, or holds $5,000,000 or less in aggregate principal amount, we will mail a check to that holder’s registered address.
Holders may convert Notes at the office of the conversion agent, present Notes for registration of transfer at the office of the registrar for the Notes and present Notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the Notes.
We will not provide a sinking fund for the Notes. The indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior and secured indebtedness, issue securities, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of Notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “—Holders may require us to repurchase their Notes upon a fundamental change” and “—Consolidation, merger and sale of assets.”
If any payment date with respect to the Notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.
INTEREST PAYMENTS
We will pay interest on the Notes at a rate of 5.00% per annum, payable semi-annually in arrears on each April 1 and October 1 of each year, beginning on April 1, 2006. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding March 15 and September 15, respectively. Interest will accrue on the Notes from, and including, the date of issuance or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the Notes on the basis of a 360-day year of twelve 30-day months.
If any Notes are converted after a record date but prior to the next interest payment date, holders of such Notes at the close of business on the record date will receive the interest payable on such Notes on the corresponding interest payment date notwithstanding the conversion. Upon surrender to us for conversion, the holder who surrenders its Notes for conversion after a record date but prior to the next interest payment date must pay to the conversion agent an amount equal to the amount of interest payable on the Notes so converted; provided that no such interest payment need be made to us (i) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (ii) if we have specified a repurchase date following a fundamental change that is after a record date but on or prior to the next interest payment date, or (iii) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.
For a description of when and to whom we must pay additional interest, if any, see “—Registration rights, additional interest.”

CONVERSION RIGHTS
General
Holders may convert any of their Notes, in whole or in part, at any time prior to the close of business on the business day immediately preceding the maturity date of the Notes, into shares of our common stock at an initial conversion rate equal to 23.3596 shares of common stock per $1,000 principal amount of Notes, subject to adjustment as described below, which is based upon an initial conversion price of approximately $42.81 per share. A holder may convert Notes in part so long as such part is $1,000 principal amount or a multiple of $1,000. We will not issue fractional shares of common stock upon conversion of the Notes. Instead, we will pay the cash value of such fractional shares based upon the closing sale price (as defined below) of our common stock on the business day immediately preceding the conversion date.
To convert the Notes into shares of our common stock, a holder must do the following:
• complete and manually sign the conversion notice on the back of the Note or facsimile of the conversion notice and deliver such notice to the conversion agent, which initially is the trustee;
• surrender the Note to the conversion agent;
• if required, furnish appropriate endorsements and transfer documents;
• if required, pay all transfer or similar taxes; and
• if required, pay funds equal to interest payable on the next interest payment date.
The date a holder complies with these requirements will be the conversion date under the indenture. The Notes will be deemed to have been converted immediately prior to the close of business on the conversion date. If a holder’s interest is a beneficial interest in a global note, in order to convert, such holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note. A certificate, or a book-entry transfer through DTC, for the number of shares of our common stock deliverable upon conversion, together with a cash payment for any fractional shares as described below above, will be delivered through the conversion agent no later than the third business day following the conversion date.
By delivering to the holder the number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligations with respect to the Notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest. For a discussion of your tax treatment upon receipt of any shares of our common stock upon conversion, see “Certain United States federal income tax considerations—Taxation of U.S. Holders—Conversion of Notes” and “Certain United States federal income tax considerations—Taxation of non-U.S. Holders—Conversion of Notes.”
Conversion procedures
To convert an interest in a global note, the holder must deliver to DTC the appropriate instruction form for conversion in accordance with DTC’s conversion program. To convert an interest in a certificated note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the Notes, which initially is the office of the trustee. In addition, the holder must pay any tax or duty payable as a result of any transfer involving the issuance or delivery of any shares of common stock in a name other than that of the registered holder of the note.
A holder that has delivered a purchase notice or repurchase notice with respect to a Note, as described below, may convert that Note only if the holder withdraws the notice in accordance with the indenture. See “—Purchase of Notes by us at the option of the holder” and “—Holders may require us to repurchase their Notes upon a fundamental change.”

No later than the third business day immediately following the conversion date, we will deliver, through the conversion agent, a certificate for the number of full shares of common stock deliverable upon conversion of such note, together with any cash payment for fractional shares.
We will deliver any shares due upon conversion of a global note in accordance with DTC’s customary practices.
For a discussion of certain tax consequences to a holder receiving shares of common stock upon surrendering Notes for conversion, see “Certain United States federal income tax considerations—Taxation of U.S. Holders—Conversion of Notes” and “Certain United States federal income tax considerations—Taxation of non-U.S. Holders—Conversion of Notes.”
Adjustments to the conversion rate
Subject to the terms of the indenture and the limitation described in the last paragraph of this section, “—Adjustment to the conversion rate,” we will adjust the conversion rate for:
• dividends or distributions payable in shares of our common stock to all holders of our common stock;
• subdivisions, splits or combinations of our common stock;
• distributions to all holders of our common stock of certain rights or warrants (other than, as described below, certain rights distributed pursuant to a stockholder rights plan) entitling them, for a period expiring not more than 45 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock at a price per share that is less than the “current market price” per share of our common stock on the declaration date for the distribution;
• dividends or other distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of indebtedness or other assets (other than cash dividends or distributions) or the dividend or distribution to all holders of our common stock of certain rights or warrants (other than those covered in the third bullet point above or, as described below, certain rights or warrants distributed pursuant to a stockholder rights plan) to purchase or subscribe for our securities;
• in the event that we distribute to all holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the ten trading days commencing on, and including, the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange, Nasdaq National Market or such other principal national or regional exchange, market or quotation system on which the securities are then listed or quoted;
• cash dividends or other cash distributions by us to all holders of our common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding up), other than distributions described in the immediately following bullet point; and
• distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the “current market price” per share of our common stock on the first trading day after the expiration of the tender or exchange offer.
Subject to the provisions of the indenture, if we distribute cash in accordance with the fifth bullet point above, then we will increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect immediately before the close of business on the record date for the cash distribution by a fraction whose numerator is the “current market price” per share of our common stock on the record date and whose denominator is that “current market price” less the per share amount of the distribution.

“Current market price” shall mean the average of the closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this definition, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the ten consecutive trading day period.
“Closing sale price” on any date means the price of a share of our common stock on such date, determined (a) on the basis of the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the U.S. principal national or regional securities exchange on which our common stock is listed; or (b) if our common stock is not listed on a U.S. national or regional securities exchange, as reported by Nasdaq; or (c) if not so reported, as reported by Pink Sheets LLC or a similar organization. In the absence of any such report or quotation, the closing sale price shall be such price as we shall reasonably determine on the basis of such quotations as most accurately reflect the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a share of our common stock.
“Trading day” for any security means (x) if the applicable security is listed or admitted for trading on the New York Stock Exchange or another national or regional securities exchange, a day on which the New York Stock Exchange or such other national or regional securities exchange is open for business, or (y) if the applicable security is quoted on Nasdaq, a day on which trades may be made thereon, or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.
“Business day” means any day except a Saturday, Sunday or legal holiday on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.
If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:
• we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and
• we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.
The applicable conversion rate will not be adjusted:
• upon issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares or our common stock under any plan;
• upon issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;
• upon issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable, or convertible security not described in the preceding bullet and outstanding as of the date the Notes were first issued;
• for a change in the par value of the common stock; and
• for accrued and unpaid interest, including contingent interest and additional amounts, if any.

To the extent that any future rights plan adopted by us is in effect upon conversion of the Notes, you will receive, in addition to any common stock issuable upon conversion the rights under such rights plan, unless the rights have separated from our common stock at the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, other property or certain rights or warrants as described in the fourth bullet under this caption, subject to readjustment in the event of the expiration, termination or redemption of such rights.
We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment.
To the extent permitted by law and subject to the applicable rules of the Nasdaq stock market, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 business days or any longer period permitted by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. Any such determination by our board of directors shall be conclusive. We will mail a notice of the increase to holders at least 10 business days before the day the increase commences. In addition, we may also increase the conversion rate as we determine to be advisable in order to avoid or diminish any income taxes to holders of our common stock resulting from certain distributions.
Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.
Change in the conversion right upon certain reclassifications, business combinations and asset sales
If we reclassify or change our common stock (other than a change only in par value or a change as a result of a subdivision or combination of our common stock) or are party to a consolidation, merger or binding share exchange, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, in each case, in a transaction in which holders of our common stock receive stock, other securities, other property, assets or cash for their common stock, then, as of the effective time of such transaction, the right to convert such Notes into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its Note immediately before the transaction.
In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the Notes shall have a reasonable opportunity to determine the form of consideration into which the Notes shall be convertible from and after the effective date of such transaction, in each case, for purposes of all outstanding Notes, treated as a single class.
A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, the any amount previously payable, upon conversion of the Notes, in shares of our common stock would thereafter be payable in cash and would no longer be payable in securities whose value could increase depending on our future financial performance, prospects and other factors. If such transaction also constitutes a fundamental change, holders will also be able to require us to repurchase all or a portion of the holder’s Notes, as described under “—Holders may require us to repurchase their Notes upon a fundamental change.” In addition, if such transaction also constitutes a make-whole fundamental change, we will increase the conversion rate as described below under “—Adjustment to the conversion rate upon the occurrence of certain fundamental changes—The increase in the conversion rate.” If such make-whole fundamental change also constitutes a “public acquirer fundamental change,” then we may, in certain circumstances, elect to change the conversion right in the manner described under “—Adjustment to the conversion rate upon the occurrence of certain fundamental changes—Fundamental changes involving an acquisition of us by a public acquirer”

in lieu of increasing the conversion rate as described below under “—Adjustment to the conversion rate upon the occurrence of certain fundamental changes—The increase in the conversion rate” and changing the conversion right in the manner described in this paragraph.
There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the above provisions would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.
Adjustment to the conversion rate upon the occurrence of certain fundamental changes:
If any of the following events:
• a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, other than a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets that falls within the description contained in the immediately succeeding bullet, or
• any transaction or event or any series of transactions or events (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive stock, other securities, other property, assets or cash, unless both of the following conditions are satisfied:

- at least 95% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such transaction consists of common stock, ordinary shares or American Depository Shares, and any associated rights, traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or that will be so traded or quoted when issued or exchanged in connection with such transaction); and

- as a result of such transaction, the consideration due upon conversion of the Notes shall be payable solely in shares of such common stock, ordinary shares or American Depository Shares, and any associated rights and cash for fractional shares, which we refer to as a “make-whole fundamental change,” occurs prior to October 1, 2010, then we will increase the conversion rate applicable to Notes that are surrendered for conversion at any time from, and including, the effective date of such make-whole fundamental change until, and including, the close of business on the business day immediately preceding the fundamental change repurchase date corresponding to such make-whole fundamental change. However, if the make-whole fundamental change is also a “public acquirer fundamental change,” as described below, then, in lieu of increasing the conversion rate as described above, we may elect to change the conversion right in the manner described under “—Fundamental changes involving an acquisition of us by a public acquirer.”
We will mail to holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing, announcement and publication at least 15 business days before the anticipated effective date of such make-whole fundamental change. We must also state, in the notice, announcement and publication, whether we have made the election referred to above to change the conversion right in lieu of increasing the conversion rate.
The increase in the conversion rate
In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” In the case of a make-whole fundamental change described under the second bullet point of the definition of “make-whole fundamental change” above, if the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. Otherwise, the “applicable price” will be the average of the closing sale prices per share of our common stock for the five consecutive trading days immediately preceding the effective date of the relevant make-whole fundamental change. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-date of the event occurs, during those five consecutive trading days.
The following table sets forth the hypothetical number of additional shares per note that will be added to the conversion rate applicable to the Notes described above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:
• whose numerator is the conversion rate in effect immediately before the adjustment; and
• whose denominator is the adjusted conversion rate.
In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”
Number of additional shares per note:

	Effective Date

	September 21,	October 1,	October 1,	October 1,	October 1,	October 1,
Applicable price	2005	2006	2007	2008	2009	2010

$32.93	9.79	9.90	9.19	8.74	8.34	0.00
$35.00	9.21	9.31	8.64	8.22	7.85	0.00
$37.50	8.60	8.69	8.07	7.68	7.33	0.00
$40.00	8.06	8.15	7.56	7.20	6.87	0.00
$42.50	7.59	7.67	7.12	6.77	6.47	0.00
$45.00	7.16	7.24	6.72	6.40	6.11	0.00
$47.50	6.79	6.86	6.37	6.06	5.78	0.00
$50.00	6.45	6.52	6.05	5.76	5.50	0.00
$52.50	6.14	6.21	5.76	5.48	5.23	0.00
$55.00	5.86	5.93	5.50	5.23	5.00	0.00
$57.50	5.61	5.67	5.26	5.01	4.78	0.00
$60.00	5.37	5.43	5.04	4.80	4.58	0.00
$62.50	5.16	5.22	4.84	4.61	4.40	0.00
$65.00	4.96	5.02	4.65	4.43	4.23	0.00
$67.50	4.78	4.83	4.48	4.26	4.07	0.00
$70.00	4.61	4.66	4.32	4.11	3.93	0.00
$72.50	4.45	4.50	4.17	3.97	3.79	0.00
$75.00	4.30	4.35	4.03	3.84	3.66	0.00
The exact applicable price and effective date may not be as set forth in the table above, in which case:
• if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable;
• if the actual applicable price is greater than $75.00 per share (subject to adjustment), we will not increase the conversion rate; and
• if the actual applicable price is less than $32.93 per share (subject to adjustment), we will not increase the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion of the Notes exceed 30.3674 per $1,000 principal amount of Notes, subject to adjustment in the same manner as set forth under “—Conversion rights—Adjustments to the conversion rate.”
Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Fundamental changes involving an acquisition of us by a public acquirer
If the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then we may, at our sole option, elect to change the conversion right in lieu of increasing the conversion rate applicable to Notes that are converted in connection with that public acquirer fundamental change. If we make this election, then we will adjust the conversion rate and our related conversion obligation such that, from and after the effective time of the public acquirer fundamental change, the right to convert a note into shares of our common stock, based on a conversion rate equal to 23.3596 shares of common stock per $1,000 principal amount of Notes, will be changed into a right to convert the Notes into shares of “public acquirer common stock”, as described below, at a conversion rate equal to the conversion rate in effect immediately before the effective time, multiplied by a fraction:
• whose numerator is the fair market value (as determined in good faith by our board of directors), as of the effective time of the public acquirer fundamental change, of the cash, securities and other property paid or payable per share of our common stock; and
• whose denominator is the average of the closing sale prices per share of the public acquirer common stock for the five consecutive trading days commencing on, and including, the trading day immediately after the effective date of the public acquirer fundamental change.
If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer fundamental change, and not just those holders, if any, that convert their Notes in connection with the public acquirer fundamental change. If the public acquirer fundamental change is also an event that requires us to make another adjustment to the conversion rate as described under “—Adjustments to the conversion rate” above, then we will also give effect to that adjustment. However, if we make the election described above, then we will not change the conversion right in the manner described under “—Change in the conversion right upon certain reclassifications, business combinations and asset sales” above.
A “public acquirer fundamental change” means an acquisition of us pursuant to a change in control described in the second bullet point of the definition of “make-whole fundamental change” above, where the acquirer (or any entity that is a direct or indirect wholly owned subsidiary of the acquirer or of which the acquirer is a direct or indirect wholly owned subsidiary) has a class of common stock that is traded on a national securities exchange or quoted on the Nasdaq National Market or that will be so traded or quoted when issued or exchanged in connection with the change in control. We refer to such common stock as the “public acquirer common stock.”
We will state, in the notice, public announcement and publication described under “—Adjustment to the conversion rate upon the occurrence of certain fundamental changes” above, whether we have elected to change the conversion right in lieu of increasing the conversion rate. With respect to each public acquirer fundamental change, we can make only one election, and we cannot change that election once we have first mailed any such notice or made any such public announcement or publication. However, if we elect to change the conversion right as described above in connection with a public acquirer fundamental change that is ultimately not consummated, then we will not be obligated to give effect to that particular election.
REDEMPTION
Provisional Redemption
We may redeem for cash the Notes in whole or in part at any time beginning on October 6, 2008 and prior to October 1, 2010, upon at least 30 and not more than 60 days’ notice by mail to each registered holder of the Notes to be redeemed, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest (including additional interest, if any), if any, to, but excluding, the redemption date, if the closing sale price of our common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption.
Optional Redemption
We may redeem the Notes at our option, in whole or in part, irrespective of the closing sale price of our common stock, at any time on or after October 1, 2010 on any date not less than 30 nor more than 60 days after the day we mail a redemption notice to each holder of Notes to be redeemed at the address of the holder appearing in the security register, at a redemption price, payable in cash, equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest, if any, to, but excluding, the redemption date.
Redemption Procedures
However, if the redemption date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest, if any, due on such interest payment date to the holder of record at the close of business on the corresponding record date.
If the paying agent holds money sufficient to pay the redemption price due on a Note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the Note will cease to be outstanding and interest on the Note will cease to accrue, whether or not the holder effects book entry transfer or delivers the Note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price and additional interest, if any, upon book entry transfer or delivery of the Note.
If we redeem less than all of the outstanding Notes, the trustee will select the Notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with another method that the trustee considers reasonably fair and appropriate. If a portion of a holder’s Notes is selected for partial redemption and the holder converts a portion of the Notes, the principal amount of the Notes that are subject to redemption will be reduced by the principal amount that the holder converted.
If we call Notes for redemption, a holder may convert its Notes only until the close of business on the business day prior to the redemption date, unless we fail to pay the redemption price.
We will not redeem the Notes on any date if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER
On each of October 1, 2010, October 1, 2015 and October 1, 2020 (each, a “purchase date”), a holder may require us to purchase all or a portion of the holder’s outstanding Notes, at a price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions; provided, however, that any such accrued and unpaid interest will be paid not to the holder submitting the Note for repurchase on the relevant repurchase date but instead to the holder of record at the close of business on the corresponding record date.
On each purchase date, we will purchase all Notes for which the holder has properly delivered and not withdrawn a written purchase notice. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the business day immediately preceding the purchase date.
We will give notice on a date that is at least 20 business days before each purchase date to all holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:
• the amount of the purchase price;
• that Notes with respect to which the holder has delivered a purchase notice may be converted, if otherwise convertible, only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and
• the procedures that holders must follow to require us to purchase their Notes.
To require us to purchase its Notes, the holder must deliver a purchase notice that states:
• the certificate numbers of the holder’s Notes to be delivered for purchase;
• the principal amount of the Notes to be purchased, which must be an integral multiple of $1,000; and
• that the Notes are to be purchased by us pursuant to the applicable provisions of the indenture.
For a discussion of the tax treatment for a holder whose Notes are repurchased, see “Certain United States federal income tax considerations—Taxation of U.S. Holders—Sale, exchange, redemption or other taxable disposition of Notes” and “Certain United States federal income tax considerations—Taxation of non-U.S. Holders—Sale, exchange, redemption or other taxable disposition of Notes.”
A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the business day before the purchase date. The notice of withdrawal must state:
• the name of the holder;
• a statement that the holder is withdrawing its election to require us to purchase its Notes;
• the certificate numbers of the Notes being withdrawn;
• the principal amount being withdrawn, which must be an integral multiple of $1,000; and
• the principal amount, if any, of the Notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.
If the Notes are not in certificated form, the above notices must comply with appropriate DTC procedures.
To receive payment of the purchase price for a Note for which the holder has delivered and not withdrawn a purchase notice, the holder must effect book entry transfer or deliver the Note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will pay the purchase price for the Note no more than three business days after the later of the purchase date or the time of book entry transfer or delivery of the Note.
If the paying agent holds money sufficient to pay the purchase price of a Note on a purchase date in accordance with the terms of the indenture, then, on and after that purchase date, the Note will cease to be outstanding and interest on the Note will cease to accrue, whether or not the holder effects book entry transfer or delivers the Note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon book entry transfer or delivery of the Note.

We cannot assure you that we will have the financial resources, or would be able to arrange for financing, to pay the purchase price in cash, in whole or in part, for all Notes that holders have elected to have us purchase. Furthermore, certain financial covenants contained in our existing or future indebtedness may limit our ability to pay the purchase price to purchase Notes. Our ability to repurchase the Notes may be further limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries. In particular, because many of our subsidiaries are located outside the United States, there may be significant tax and other legal restrictions on the ability of those non-U.S. entities to remit money to us. See “Risk Factors—Our ability to purchase the Notes with cash at your option or upon a fundamental change, may be limited.” Our failure to purchase the Notes when required would result in an event of default with respect to the Notes.
No Notes may be repurchased by us at the option of holders on October 1, 2010, October 1, 2015 or October 1, 2020 if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
In connection with any purchase offer, we will, to the extent applicable:
• comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and
• file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.
HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE
If a “fundamental change” occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s Notes not previously called for redemption in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest, if any, to, but excluding, the repurchase date; provided, however, that if a repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date, which may or may not be the same person to whom we will pay the fundamental change repurchase price and the repurchase price will be 100% of the principal amount of the Notes repurchased.
We must repurchase the Notes on a date of our choosing, but such date must be not less than 20 nor more than 35 business days after the date on which we deliver to holders a notice of the occurrence of a fundamental change. We refer to this date as the “repurchase date.” Within 15 days after the occurrence of a fundamental change, we must mail to all holders of Notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice of the occurrence of such fundamental change. We will issue such notice in a press release through a public medium that is customary for such press releases and publish such notice on our website, currently http://www.toreador.net, or another comparable public medium we use at that time. The notice must state, among other things:
• the events causing the fundamental change;
• the date of the fundamental change;
• the repurchase date;
• the last date on which a holder may exercise the repurchase right;
• the repurchase price;
• the names and addresses of the paying agent and the conversion agent;
• the procedures that holders must follow to exercise their repurchase right;

• the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and
• that Notes with respect to which the holder has delivered a repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the repurchase notice in accordance with the terms of the indenture.
To exercise the repurchase right, a holder must deliver a written notice to the paying agent no later than the close of business on the business day immediately preceding the repurchase date. This written notice must state:
• the certificate numbers of the Notes that the holder will deliver for repurchase;
• the principal amount of the Notes to be repurchased, which must be an integral multiple of $1,000; and
• that the Notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.
For a discussion of the tax treatment for a holder whose Notes are repurchased, see “Certain United States federal income tax considerations—Taxation of U.S. Holders—Sale, exchange, redemption or other taxable disposition of Notes” and “Certain United States federal income tax considerations—Taxation of non-U.S. Holders—Sale, exchange, redemption or other taxable disposition of Notes.”
A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:
• the name of the holder;
• a statement that the holder is withdrawing its election to require us to repurchase its Notes;
• the certificate numbers of the Notes being withdrawn; and
• the principal amount of Notes being withdrawn, which must be an integral multiple of $1,000.
If the Notes are not in certificated form, the above notices must comply with appropriate DTC procedures.
A “fundamental change” will be deemed to occur upon the occurrence, on or after the date we first issue the Notes, of a “change in control” or a “termination of trading.”
A “change in control” will be deemed to occur at such time as:
• any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than us, any of our subsidiaries or any of our employee benefit plans, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the total voting power of all classes of our capital stock entitled to vote in the election of directors (“voting stock”);
• there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, other than a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets that falls within the description contained in the immediately succeeding bullet;
• there occurs any transaction or event or any series of transactions or events (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive stock, other Securities, other property, assets or cash, unless either:

- the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction, “beneficially own,” directly or indirectly, immediately after such transaction, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or continuing corporation; or

- both of the following conditions are satisfied:

- at least 95% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such transaction consists of common stock, ordinary shares or American Depository Shares, and any associated rights, traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or that will be so traded or quoted when issued or exchanged in connection with such transaction); and

- as a result of such transaction, the consideration due upon conversion of the Notes shall be payable solely in shares of such common stock, ordinary shares or American Depository Shares, and any associated rights and cash for fractional shares;
• the following persons cease for any reason to constitute a majority of our board of directors:

- individuals who on the first issue date of the Notes constituted our board of directors; and

- any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office either who were directors on such first issue date of the Notes or whose election or nomination for election was previously so approved; or
• we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.
There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its Notes in accordance with the fundamental change provisions described above.
A “termination of trading” will be deemed to occur if our common stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor quoted on the Nasdaq National Market.
We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all Notes holders have elected to have us repurchase. Furthermore, financial covenants contained in our existing credit facilities and any future indebtedness we may incur may limit our ability to pay the fundamental change repurchase price to repurchase Notes. Our ability to repurchase the Notes may be further limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries. In particular, because many of our subsidiaries are located outside the United States, there may be significant tax and other legal restrictions on the ability of those non-U.S. entities to remit money to us. See “Risk Factors—Our ability to purchase the Notes with cash at your option or upon a fundamental change, may be limited.” In addition, the occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by the terms of, our existing or future credit facilities. Our failure to repurchase the Notes when required would result in an event of default with respect to the Notes. An event of default may, in turn, cause a default under our other existing indebtedness, as well as future indebtedness.
We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the Notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the Notes.
In addition, the fundamental change repurchase feature of the Notes would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the Notes. Furthermore, the fundamental change repurchase feature of the Notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise, or by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the Notes.
No Notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
In connection with any fundamental change offer, we will, to the extent applicable:
• comply with the provisions of Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934, as amended, and all other applicable laws; and
• file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934, as amended, or other applicable laws.
Our obligation to repurchase the Notes upon the occurrence of a fundamental change may be waived or modified at any time prior to the occurrence of a fundamental change with the written consent of all holders of outstanding Notes.
RANKING
The Notes are our unsecured senior obligations and rank equally with all of our other existing and future unsecured senior indebtedness. However, the Notes are and will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. The Notes are and will also be effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the Notes to participate in these assets, are effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.
The Notes are exclusively our obligations. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Notes. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on the earnings or financial condition of those entities and are subject to various business considerations. In particular, because many of our subsidiaries are located outside the United States, there may be significant tax and other legal restrictions on the ability of those non-U.S. entities to remit money to us. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.
The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness that we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee. As of September 30, 2005, we had no secured indebtedness that would rank senior to the Notes, and our subsidiaries had $4.8 million of indebtedness and trade payables of approximately $13.2 million that would rank effectively senior to the Notes. Any future secured indebtedness and indebtedness secured by our subsidiaries would rank effectively senior to the Notes.
In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the Notes then outstanding. Our level of indebtedness could have important consequences to you, because it could affect our ability to satisfy our obligations under the Notes. See “Risk Factors.”
CONSOLIDATION, MERGER AND SALE OF ASSETS
The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:
• either:

- the transaction or series of related transactions is a merger or consolidation where we are the surviving corporation; or

- the surviving, resulting or transferee person:

• is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia; and

• assumes all of our obligations under the Notes and the indenture; and
• no default or event of default exists immediately after giving effect to the transaction or series of related transactions.
When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.
Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their Notes as described under “—Holders may require us to repurchase their Notes upon a fundamental change.”
There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.
EVENTS OF DEFAULT
The following are events of default under the indenture for the Notes:
• a default in the payment of the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change or otherwise;
• a default in the payment of an installment of interest on any note when due, if the failure continues for 30 days after the date when due;
• our failure to timely satisfy our conversion obligations upon the exercise of a holder’s conversion right;
• our failure to provide notice within 15 days after the occurrence of a fundamental change, as described under “—Holders may require us to repurchase their Notes upon a fundamental change”;
• our failure to comply with any other term, covenant or agreement contained in the Notes or the indenture, including without limitation our agreement contained in the indenture to provide to the trustee within the periods specified in the indenture, the periodic reports we file with the Securities and Commission under the Exchange Act, if the failure is not cured within 30 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the Notes then outstanding, in accordance with the indenture;
• a failure to pay when due at maturity or a default that results in the acceleration of any indebtedness for borrowed money of us or our subsidiaries (other than indebtedness that is non-recourse to us or any of our subsidiaries) in an aggregate amount of $10,000,000 or more, unless such failure is cured or such acceleration is rescinded, stayed or annulled within 30 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding Notes has been received by us;
• failure to pay any final judgments in excess of $10,000,000 in the aggregate by us or one of our subsidiaries and such judgments remain outstanding for a period of 15 days and are not discharged, bonded, waived or stayed within 15 days after written notice to us from the trustee (or to us and the trustee from holders of at least 25% in principal amount of the outstanding Notes); and
• certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934, as amended) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”
If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by written notice to us, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest, if any, and any premium on, all Notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest, if any, and any premium on, all Notes will automatically become immediately due and payable.
After any such acceleration, the holders of a majority in aggregate principal amount of the Notes, by written notice to us and the trustee, may rescind or annul such acceleration in certain circumstances, if:
• the rescission would not violate any governmental or court order or decree;
• all events of default, other than the non-payment of accelerated principal, premium or interest, have been cured or waived; and
• certain amounts due to the trustee are paid.
Subject to the trustee’s duties in the case of an event of default that has occurred and is continuing, the indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.
No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:
• the holder gives the trustee written notice of a continuing event of default;
• the holders of at least 25% in aggregate principal amount of the Notes then outstanding make a written request to the trustee to pursue the remedy;

• the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and
• the trustee shall have failed to comply with the request for at least 60 days from the date that the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the Notes then outstanding, a direction that is inconsistent with the request.
However, the above limitations do not apply to a suit by a holder to enforce:
• the payment of any amounts due on the Notes after the applicable due date; or
• the right to convert Notes into shares of our common stock in accordance with the indenture.
Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding Notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:
• in the payment of principal of, or premium, if any, or interest on any Note or in the payment of the redemption price, purchase price or fundamental change repurchase price;
• arising from our failure to convert any note into shares of our common stock in accordance with the indenture; or
• in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.
We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by one of our senior officers stating whether the officer has actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the Notes and describing any such known default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each holder a notice of the default or event of default within 30 days after the trustee has received the notice. However, the trustee need not mail the notice if the default or event of default:
• has been cured or waived; or
• is not in the payment of any amounts due with respect to any Note and the trustee in good faith determines that withholding the notice is in the best interests of holders.
A default in the payment of the Notes, or a default with respect to the Notes that causes them to be accelerated, may give rise to a cross-default under our existing borrowing arrangements.
MODIFICATION AND WAIVER
We may amend or supplement the indenture or the Notes with the consent of holders of at least a majority in aggregate principal amount of the outstanding Notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding Notes may waive certain past defaults or compliance with any provision of the indenture or Notes. However, without the consent of the holders of each outstanding Note affected, no amendment, supplement or waiver may:
• change the stated maturity of the principal of, or the payment date of any installment of interest or any premium on, any Note;
• reduce the principal amount of, or any premium or interest on any Note;
• change the currency of payment of principal of, or any premium or interest on any Note;
• impair the right to institute a suit for the enforcement of any payment on, or with respect to, any Note;

• modify, in a manner adverse to the holders of the Notes, the provisions of the indenture relating to the right of the holders to require us to purchase Notes at their option or upon a fundamental change;
• modify the ranking provisions of the indenture in a manner adverse to the holders of Notes;
• adversely affect the right of the holders of the Notes to convert their Notes in accordance with the indenture;
• reduce the percentage in aggregate principal amount of outstanding Notes whose holders must consent to a modification or amendment of the indenture or the Notes;
• reduce the percentage in aggregate principal amount of outstanding Notes whose holders must consent to a waiver of compliance with any provision of the indenture or the Notes or a waiver of any default or event of default; or
• modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.
We may, with the trustee’s consent, amend or supplement the indenture or the Notes without notice to or the consent of any holder of the Notes to:
• evidence the assumption of our obligations under the indenture and the Notes by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the indenture;
• give effect to the election, if any, by us referred to under “Conversion rights—Adjustment to the conversion rate upon the occurrence of certain fundamental changes—Fundamental changes involving an acquisition of us by a public acquirer”;
• make adjustments in accordance with the indenture to the right to convert the Notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;
• make any changes or modifications to the indenture necessary in connection with the registration of the public offer and sale of the Notes under the Securities Act of 1933, as amended, pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act of 1939;
• secure our obligations in respect of the Notes;
• add to our covenants for the benefit of the holders of the Notes or to surrender any right or power conferred upon us;
• make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture;
• add any additional events of default with respect to the Notes;
• provide for a successor trustee with respect to the Notes in accordance with the indenture;
• to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not individually or in the aggregate adversely affect the rights of any holder in any material respect;
• add to or modify any other provisions with respect to matters or questions arising under the indenture that we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes in any material respect; provided that any addition or modification made solely to conform the provisions of the indenture to the description of the Notes in this prospectus will not be deemed to adversely affect the interests of the holders of the Notes;
• if, at any time, the Notes are held as certificated securities, provide for such Notes to be held as uncertificated securities in addition to or in place of such certificated securities; or

• provide for the issuance of additional Notes in connection with the exercise by the initial purchasers of their right to purchase up to an additional $11,250,000 aggregate principal amount of Notes.
Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding Notes, by notice to the trustee, may:
• waive compliance by us with any provision of the indenture or the Notes, as detailed in the indenture; and
• waive any past default or event of default and its consequences, except a default or event of default:

- in the payment of principal of, or premium, if any, or interest on any Note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

- arising from our failure to convert any Note in accordance with the indenture; or

- in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.
TRUSTEE AND TRANSFER AGENT
The trustee for the Notes is The Bank of New York Trust Company, N.A., and we have appointed the trustee as the paying agent, registrar, conversion agent and custodian with regard to the Notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the Notes, the trustee must eliminate the conflict, apply to the Commission for permission, and receive such permission, to continue as trustee (if the indenture has been qualified under the Trust Indenture Act), or resign. The Bank of New York Trust Company, N.A. and its affiliates may from time to time in the future provide banking and other services to us and our affiliates in the ordinary course of their business.
The holders of a majority in aggregate principal amount of the Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.
The transfer agent for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038, (212) 936-5100.
LISTING AND TRADING
The Notes are eligible for trading on The PORTAL Market; however, the Notes sold using this prospectus will not longer be eligible for trading on The PORTAL Market. Our common stock is listed on the Nasdaq National Market under the ticker symbol “TRGL.”
FORM, DENOMINATION AND REGISTRATION OF NOTES
General
The Notes were issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “—Global securities” below for more information. The trustee need not:
• register the transfer of or exchange any note for a period of 15 days before selecting Notes to be redeemed;

• register the transfer of or exchange any note during the period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes selected for redemption and ending at the close of business on the day of the mailing; or
• register the transfer of or exchange any Note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the Notes not being redeemed, purchased or repurchased.
See “—Global securities,” “—Certificated securities” and “Transfer restrictions” for a description of additional transfer restrictions that apply to the Notes.
We will not impose a service charge in connection with any transfer or exchange of any Note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.
Global securities
Global securities were deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.
Investors who are qualified institutional buyers and who purchase Notes in reliance on Rule 144A under the Securities Act, may hold their interests in a Rule 144A global security directly through DTC, if they are DTC participants, or indirectly through organizations that are DTC participants.
Except in the limited circumstances described below and in “—Certificated securities,” holders of Notes will not be entitled to receive Notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.
We applied to DTC and the global securities were accepted in the DTC’s book-entry settlement system. The custodian and DTC will electronically record the principal amount of Notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the Notes represented by such global security for all purposes under the indenture, the Notes and the registration rights agreement. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. Each holder owning a beneficial interest in a global security must rely on DTC’s procedures, and, if that beneficial owner is not a direct or indirect DTC participant, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any right of a holder of Notes under the indenture or the global security. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.
Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

Holders that would like to convert their Notes into shares of our common stock pursuant to the terms of the indenture should contact their broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests and effecting delivery of such Notes on DTC’s records.
DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934, as amended. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.
DTC has further advised us that it will take any action permitted to be taken by a holder of a note only at the direction of one or more DTC participants to whose account the DTC interest in the related global security is credited and only in respect of such portion of the aggregate principal amount of the global security as to which such participant or participants have given such direction.
Certificated securities
The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:
• DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or
• an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.
Same-day settlement and payment
We will make payments in respect of Notes that are represented by global securities by wire transfer of immediately available funds to DTC or its nominee as the registered owner of the global securities. We will make payments in respect of Notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5,000,000 aggregate principal amount of Notes. However, if the holder of the certificated note does not specify an account, or holds $5,000,000 or less in aggregate principal amount, we will mail a check to that holder’s registered address.
We expect the Notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the Notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.
Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.
We have obtained the information we describe above concerning DTC and its book-entry system from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.
REGISTRATION RIGHTS, ADDITIONAL INTEREST
We and the initial purchasers entered into a registration rights agreement on September 27, 2005. Pursuant to the registration rights agreement, we agreed:
• to file with the SEC, by the 90th day after the date we first issue the Notes, this shelf registration statement to cover resales of Registrable Securities (as described below) by the holders who satisfy certain conditions and provide the information we describe below for use with this shelf registration statement;
• to use our reasonable best efforts to cause this shelf registration statement to be declared effective under the Securities Act of 1933, as amended, as promptly as practicable but in any event by the 180th day after the date we first issue the Notes; and
• to use our reasonable best efforts to keep this shelf registration statement continuously effective under the Securities Act of 1933, as amended, until there are no Registrable Securities outstanding.
However, the registration rights agreement permits us to prohibit offers and sales of Registrable Securities pursuant to this shelf registration statement for a period not to exceed an aggregate of 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period, under certain circumstances and subject to certain conditions. We refer to such any period during which we may prohibit offers and sales as a “suspension period.” We need not specify the nature of the event giving rise to a suspension in any notice to holders of the Notes of the existence of such a suspension.
In addition, if we deem it necessary to file a post-effective amendment to the registration statement in order to make changes to the information in the prospectus regarding the selling holders or the plan of distribution, we may suspend sales under the registration statement until the date on which the post-effective amendment is declared effective by the SEC provided, however, that any days in any such suspension period shall count towards the 45 and 90 day periods referred to in the previous paragraph.
“Registrable Securities” means each note and any share of common stock delivered upon conversion of the Notes until the earlier of:
• the date the Note or any such share of common stock has been effectively registered under the Securities Act and disposed of in accordance with this shelf registration statement; and
• the date when the Note or any such share of common stock is eligible for sale pursuant to Rule 144(k) under the Securities Act or any similar provision then in effect.
Holders of Registrable Securities must deliver certain information to be used in connection with, and to be named as Selling Security Holders in, this shelf registration statement in order to have their Registrable Securities included in this shelf registration statement. Any holder that does not duly complete and deliver a questionnaire or provide the information it requires will not be named as a Selling Security Holder in this shelf registration statement and will not be permitted to sell any registrable Securities held by that holder pursuant to this shelf registration statement. There can be no assurance that we will be able to maintain an effective and current shelf registration statement as required. The absence of an effective shelf registration statement may limit a holder’s ability to sell its Registrable Securities or may adversely affect the price at which it may sell its Registrable Securities.
If:
• this shelf registration statement is not filed with the Commission by the 90th day after the first issue date of the Notes;

• this shelf registration statement has not been declared effective under the Securities Act of 1933, as amended, by the 180th day after the first issue date of the Notes;
• a holder supplies the questionnaire described below after the fifth business day before the effective date of this shelf registration statement, and we fail to supplement or amend this shelf registration statement, or file a new registration statement, in accordance with the terms of the registration rights agreement, in order to add such holder as a Selling Security Holder;
• this shelf registration statement is filed and has been declared effective under the Securities Act of 1933, as amended, but then ceases to be effective (without being succeeded immediately by an additional registration statement that is filed and immediately becomes effective) or usable for the offer and sale of Registrable Securities, other than as a result of a requirement to file a post-effective amendment or prospectus supplement to the registration statement in order to make changes to the information in the prospectus regarding the selling security holders or the plan of distribution, and (1) we do not cure the lapse of effectiveness or usability of the registration statement within ten business days (or if a suspension period is then in effect, the tenth business day following the expiration of such suspension period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act of 1934, as amended, or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraphs, by the 45th or 90th day or (3) if suspension periods exceed an aggregate of 90 days in any 360-day period; or
• we fail to name as a Selling Security Holder, in this shelf registration statement or any amendment to this shelf registration statement, at the time it becomes effective under the Securities Act of 1933, as amended, or in any prospectus relating to this shelf registration statement, at the time we file the prospectus or, if later, the time the related shelf registration statement or amendment becomes effective under the Securities Act of 1933, as amended, any holder that is entitled to be so named as a Selling Security Holder, then we will pay additional interest to each holder of Notes who has provided to us the required selling security holder information. We refer to each event described in the bullet points above as a “registration default.”
Additional interest will accrue on the Notes, from, and including, the day following the registration default to, but excluding, the earlier of (i) the date the registration statement is no longer required to be kept effective and (ii) the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such additional interest begins to accrue, and will accrue at a rate per year equal to:
• an additional 0.25% of the principal amount to, and including, the 90th day following such registration default; and
• an additional 0.50% of the principal amount from and after the 91st day following such registration default.
In no event will additional interest accrue at a rate per year exceeding 0.50%.
We will not pay any additional interest on any Note after it has been converted into shares of our common stock. If a Note ceases to be outstanding during a registration default, we will prorate the additional interest to be paid with respect to that Note. Additional interest will not be payable with respect to any registration default relating to a failure to register any common stock issuable upon conversion of the Notes.
So long as a registration default continues, we will pay additional interest in cash on April 1 and October 1 of each year to each holder who is entitled to receive additional interest in respect of Registrable Securities of which the holder was the holder of record at the close of business on the immediately preceding March 15 and September 15, respectively.

Following the cure of a registration default, additional interest will cease to accrue with respect to that registration default. In addition, no additional interest will accrue after the period we must keep this shelf registration statement effective under the Securities Act of 1933, as amended, or on any security that ceases to be a Registrable Security. However, we will remain liable for any previously accrued additional interest. Other than our obligation to pay additional interest, we will not have any liability for damages with respect to a registration default on any registrable Securities.
We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the this shelf registration statement by release through a reputable national newswire service. A holder of Registrable Securities that does not provide us with a completed questionnaire or the information called for by it on or before the fifth business day before the date the initial shelf registration statement becomes effective will not be named as a Selling Security Holder in this shelf registration statement when it becomes effective and will not able to use this shelf registration statement to resell Registrable Securities. However, such a holder of Registrable Securities may thereafter provide us with a completed questionnaire, following which we will, as promptly as reasonably practicable after the date we receive the completed questionnaire, but in any event within ten business days after that date (except as described below), file a supplement to the prospectus relating to this shelf registration statement or, if required, file a post-effective amendment or a new shelf registration statement in order to permit resales of such holder’s Registrable Securities. However, if we receive the questionnaire during a suspension period, or we initiate a suspension period within ten business days after we receive the questionnaire, then we will, except as described below, make the filing within ten business days after the end of the suspension period. We are not be required to file more than three such amendments or supplements for all holders during a fiscal quarter. If we file a post-effective amendment or a new registration statement, then we will use our reasonable best efforts to cause the post-effective amendment or new registration statement to be declared effective under the Securities Act of 1933, as amended, as promptly as practicable, but in any event by the 45th day after the date the registration rights agreement requires us to file the post-effective amendment or new registration statement.
We understand that the Commission may not permit Selling Security Holders to be added to this registration statement after it is declared effective by means of a supplement to the related prospectus. Accordingly, if a holder does not deliver a duly completed questionnaire on or before the fifth business day before the effective date of the original shelf registration statement and the holder then requests its Registrable Securities to be included in this shelf registration statement, the holder could experience significant additional delay because we may be required to file a post-effective amendment or a new registration statement before the holder will be able to resell registrable Securities pursuant to this shelf registration statement or the new shelf registration statement. Accordingly, we strongly encourage holders to submit a completed questionnaire as promptly as possible following completion of this offering and prior to effectiveness of this shelf registration statement.
To the extent that any holder of Registrable Securities identified in this shelf registration statement is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its Registrable Securities in the ordinary course of its business or that at the time of its purchase of Registrable Securities had an agreement or understanding, directly or indirectly, with any person to distribute the Registrable Securities, we understand that the Commission may take the view that such holder is, under the Commission’s interpretations, an “underwriter” within the meaning of the Securities Act of 1933, as amended.
No holder may sell its Registrable Securities in an underwritten offering pursuant to this shelf registration statement without our prior written consent.
The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the provisions of the registration rights agreement.
Pursuant to the registration rights agreement, each holder will be required to indemnify us for certain losses in connection with this shelf registration statement.

GOVERNING LAW
The indenture, the Notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain United States federal income tax considerations associated with the purchase, ownership, conversion, and/or other disposition of the Notes and of the shares of our common stock received upon a conversion of the Notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary is limited to investors who hold the Notes and the shares of our common stock into which such notes are convertible as capital assets (generally, for investment) and to investors who purchase the Notes at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes are sold for money. This summary does not describe all of the tax consequences that may be relevant to an investor in light of its particular circumstances or to investors that may be subject to special tax rules, including, without limitation, banks, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, dealers in securities or commodities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, foreign persons or entities (except to the extent specifically set forth below) or to persons that will hold the Notes as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders (as defined below) that have a functional currency other than the United States dollar, all of whom may be subject to United States federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations.
Each prospective investor is urged to consult its tax advisor regarding the application of the Untied States federal income tax laws to such prospective investor’s particular situation as well as any tax consequences of the purchase, ownership and disposition of the Notes and the common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
TAXATION OF U.S. HOLDERS
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state of the United States or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated. A beneficial owner of a Note that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.” If a partnership (including any entity or arrangement, domestic or foreign, treated as a partnership for United States federal income tax purposes) is a beneficial owner of Notes or shares of our common stock acquired upon conversion of a Note, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

Additional Interest and Make Whole Payment.
We may be required to pay additional interest if we fail to comply with certain obligations under the registration rights agreement, as described under “Description of Notes—Registration Rights, Additional Interest” above. Additionally, we may be required to pay additional shares or consideration upon the occurrence of certain designated events that are also a fundamental change, as described under “Description of Notes—Conversion Rights, Adjustment to the Conversion Rate Upon the Occurrence of Certain Fundamental Changes” above.
Although the issue is not free from doubt, we intend to take the position that the possibility of payments of either additional interest or additional shares or consideration upon the occurrence of certain fundamental changes does not result in the Notes being treated as “contingent payment debt instruments” under the applicable Treasury Regulations. Our determination in this regard, while not binding on the IRS, is binding on a U.S. Holder unless such U.S. Holder discloses their contrary position to the IRS. If the IRS takes a contrary position from that described above, then a U.S. Holder may be required to accrue interest income based upon a “comparable yield,” regardless of the holder’s method of accounting. Such yield likely would be higher than the stated coupon on the Notes. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the Notes (including any gain realized on the conversion of a Note) will generally be recharacterized as ordinary income. U.S. Holders should consult their tax advisors regarding the tax consequences of the Notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments.
If we become obligated to pay additional interest, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described under “Taxation of U.S. Holders—Interest Income” below. In the event that additional shares of our common stock are paid as a make whole payment, such payment should be included in the amount realized by the U.S. Holder on conversion or repurchase of the Notes.
Interest Income
It is expected, and the remainder of this discussion assumes, that the Notes will not be issued with original issues discount (“OID”). Accordingly, interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time any such payments are accrued or received (in accordance with the U.S. Holder’s regular method of tax accounting).
Sale, Exchange, Redemption or Other Taxable Disposition of Notes
A U.S. Holder generally will recognize gain or loss if the U.S. Holder disposes of a Note in a sale, exchange, redemption or other taxable disposition (other than a conversion of the Note into cash and shares of our common stock, the United States federal income tax consequences of which are described under “Taxation of U.S. Holders—Conversion of Notes” below). The U.S. Holder’s gain or loss will equal the difference between the amount realized and the U.S. Holder’s tax basis in the Note. The amount realized by the U.S. Holder will equal the amount of any cash and the fair market value of any other property received for the Note. The U.S. Holder’s tax basis in the Note will generally equal the amount the holder paid for the Note. The portion of the amount realized that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. Holder on a disposition of the Note will be capital gain or loss. If the U.S. Holder is a non-corporate taxpayer (including an individual) and has held the Note for more than one year, any such capital gain generally will be subject to tax at a maximum rate of 15% for tax years prior to 2009. If the U.S. Holder has held the Note for less than one year, any such capital gain generally will be subject to tax at ordinary income rates. The deductibility of capital losses is subject to limitation.

Conversion of Notes
A U.S. Holder’s conversion of a Note solely into shares of our common stock (other than cash in lieu of a fractional share of our common stock) will not be a taxable event. The receipt of cash in lieu of a fractional share of our common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share of our common stock and the U.S. Holder’s tax basis in the fractional share of our common stock), and the fair market value of the common stock received with respect to accrued interest will be taxed as a payment of interest as described under “Taxation of U.S. Holders—Interest Income” above. In such circumstances, a U.S. Holder’s tax basis in our common stock received upon conversion of a Note (other than common stock received with respect to accrued interest, but including any tax basis allocable to a fractional share) will be the same as the U.S. Holder’s tax basis in the Note at the time of conversion. The tax basis of our common stock received with respect to accrued interest will be the amount of that interest. A U.S. Holder’s tax basis in a fractional share of our common stock will be determined by allocating the U.S. Holder’s tax basis in our common stock between our common stock received upon conversion and the fractional share of our common stock, in accordance with their respective fair market values.
As described above in “Description of Notes—Conversion rights—Change in conversion right upon certain reclassifications, business combinations and asset sales,” under certain circumstances a U.S. Holder will convert its Notes into cash or a combination of cash and stock. The tax consequences of such a conversion may differ materially from those of a conversion solely into shares of our common stock (other than cash in lieu of a fractional share of our common stock). U.S. Holders, under these circumstances, are urged to consult their tax advisors.
Adjustment of Conversion Rate
The conversion rate of the notes is subject to adjustment under certain circumstances (see “Description of Notes—Conversion rights”). Certain adjustments (or the failure to make any such adjustments) to the conversion rate of the Notes that increase a U.S. Holder’s proportionate interest in our assets or earnings and profits may result in a constructive distribution in the form of shares of our common stock to the U.S. Holder, whether or not the U.S. Holder ever converts the Notes. This could occur, for example, if the conversion rate is adjusted to compensate U.S. Holders of Notes for distributions of cash or property to our stockholders. Any constructive distribution will be treated as a dividend for United States federal income tax purposes, resulting in ordinary income to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles, but may not be eligible for the reduced rates of United States federal income tax applicable to dividends paid to individual U.S. Holders or the dividends-received deduction applicable to certain dividends paid to corporate U.S. Holders. As a result, the U.S. Holders could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a U.S. Holder’s tax basis in a Note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion rate of the Notes that increases the proportionate interest of the U.S. Holders of our shares of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the U.S. Holders of the common stock generally will be treated as a constructive distribution to those U.S. Holders of shares of our common stock, taxable as described above. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution in the interest of the U.S. Holders of the Notes (e.g., in the event of stock dividends or distributions of rights to subscribe to our shares of common stock), however, generally will not be considered to result in a constructive distribution.
Distributions on Common Stock
The amount of any distribution we make in respect of shares of our common stock received upon conversion will be equal to the amount of cash and the fair market value, as of the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in its shares of our common stock and thereafter as a capital gain. In general, a dividend to a corporate U.S. Holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income, and other limitations.
Dividends received by a non-corporate U.S. Holder in tax years prior to 2009 generally will be taxed at a maximum rate of 15%, provided the U.S. Holder held its shares of our common stock for more than 60 days during a specified period of time and certain other requirements are met.
Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock
Upon the sale, exchange, redemption or other taxable disposition of shares of our common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other taxable disposition and the U.S. Holder’s tax basis in its shares of our common stock. Generally, any such gain or loss will be a capital gain or loss. In the case of a non-corporate U.S. Holder, any such gain, if the U.S. Holder’s holding period for our shares of common stock exceeds one year, will be taxed at a rate of 15% in tax years prior to 2009. If the U.S. Holder has held our shares of common stock for less than one year, any gain generally will be subject to ordinary income rates. The deductibility of capital losses is subject to limitation.
Information Reporting and Backup Withholding
We are required to furnish to the record holders of the Notes and shares of our common stock, other than corporations and other exempt U.S. Holders, and to the IRS, information with respect to interest paid on the Notes and dividends paid on the share of our common stock.
Backup withholding will apply to any such payments if the U.S. Holder is not otherwise exempt and the U.S. Holder fails to provide a taxpayer identification number on an IRS Form W-9 (or successor form), furnishes an incorrect taxpayer identification number, fails to certify, under penalties of perjury, that a correct taxpayer identification number is correct and that the IRS has not notified such U.S. Holder that the U.S. Holder is subject to backup withholding or receives notification from the IRS that the U.S. Holder is subject to backup withholding as a result of a failure to report payments of interest or dividends.
Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
TAXATION OF NON-U.S. HOLDERS
The following discussion is limited to the United States federal income tax consequences relevant to a non-U.S. Holder (as defined above).
Interest Income
A non-U.S. Holder generally will not be subject to United States federal income or withholding tax on payments of interest, including amounts attributable to accrued but unpaid interest received on the conversion, sale or exchange of the Notes, provided that (i) the non-U.S. Holder is not a controlled foreign corporation that is related to us, directly or indirectly, through stock ownership, (ii) the non-U.S. Holder does not actually or constructively own 10% or more of our voting stock, and (iii) the non-U.S. Holder provides their name and address, and certify, under penalties of perjury, that the non-U.S. Holder is a not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that the non-U.S. Holder holds the Notes through certain foreign intermediaries and the non-U.S. Holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.
If a non-U.S. Holder cannot satisfy the requirements described above, the non-U.S. Holder will be subject to the 30% United States federal withholding tax with respect to payments of interest on the Notes, unless the non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS From W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. If the non-U.S. Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with the non-U.S. Holder’s conduct of that trade or business, the non-U.S. Holder will be subject to United States federal income tax on that interest on a net income basis (although the non-U.S. Holder will be exempt for the 30% withholding tax, provided that certification requirements described above are satisfied) in the same manner as if the non-U.S. Holder was a United States person as defined under the Code. In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.
Conversion of Notes
Upon conversion of Notes for shares of our common stock, a non-U.S. Holder generally will not be subject to United States federal income tax. However, see “Taxation of Non-U.S. Holders—Sale, exchange and retirement of Notes or common stock received upon conversion” below, regarding the taxation of cash received upon a conversion in lieu of a fractional share of our common stock. See “Taxation of non-U.S. Holders—Interest income” regarding the taxation of our common stock received in respect of accrued interest.
Adjustment of Conversion Rate
Certain adjustments in the conversion rate of the Notes may be treated as payment of a taxable dividend to a non-U.S. Holder. See “Taxation of U.S. Holders—Adjustment of conversion rate” above and “Taxation of non-U.S. Holders—Distributions on common stock” below.
Distributions on Common Stock
Distributions paid to a non-U.S. Holder and qualifying as a dividend generally will be subject to United States federal withholding tax at a 30% rate subject to reduction (i) by an applicable United States income tax treaty if the non-U.S. Holder provides an IRS Form W-8BEN (or successor form) certifying that it is entitled to those United States income tax treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI (or successor form) from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a U.S. trade or business. Notwithstanding the above, a non-U.S. Holder that is engaged in the conduct of a U.S. trade or business will be subject to (i) United States federal income tax on a net income basis on the receipt of a dividend or a constructive dividend that is effectively connected with the conduct of that trade or business and (ii) if the non-U.S. Holder is a corporation, the branch profits tax as described under “Taxation of non-U.S. Holders—Interest income” above.
Sale, Exchange or Retirement of Notes or Common Stock Received Upon Conversion
A non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on a sale, exchange, retirement, or other disposition of the Notes or shares of our common stock (or cash received in lieu of a fractional share of our common stock) received (except with respect to accrued and unpaid interest, which would be taxable as described under “Taxation of non-U.S. Holders—Interest Income” above) upon conversion unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder, (ii) in the case of a non-U.S. Holder who is a nonresident alien individual, that non-U.S. Holder is present in the United States for 183 or more days during the taxable year of the sale, exchange, redemption or other taxable disposition, and certain other requirements are met, or (iii) we have been a U.S. real property holding corporation (a “USRPHC”) at any time within the shorter of the five-year period preceding that sale, exchange, retirement, or other disposition or the non-U.S. Holder’s holding period in those Notes or common stock. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. Even if we are or become a USRPHC, United States federal income and withholding tax would not apply to a non-U.S. Holder who holds, actually or constructively, 5% or less of the Notes or common stock (determined by fair market value), provided that the common stock is regularly traded on an established securities market.
Information Reporting and Backup Withholding
Information returns will be filed annually with the IRS and provided to each non-U.S. Holder with respect to any payments on Notes or shares of our common stock and the proceeds from their sale or other disposition that are subject to withholding tax or that are exempt from United States withholding tax pursuant to an applicable United States income tax treaty or other reason. Copies of these information returns also may be made available under the provisions of an applicable United States income tax treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation. Interest, dividends, or constructive dividends paid to a non-U.S. Holder of Notes or on our shares of common stock generally will be exempt from backup withholding if the non-U.S. Holder provides a properly executed IRS Form W-8BEN (or successor form) or otherwise establishes an exemption.
The payment of the proceeds from the disposition of Notes or our shares of common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder may be credited against the non-U.S. Holder’s United States federal income tax liability, if any, if the non-U.S. Holder provides, on a timely basis, the required information to the IRS.
The preceding discussion of United States federal income tax considerations is for general information only. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state, local and foreign tax consequences of purchasing, holding, and disposing of our Notes or shares of our common stock, including the consequences of any proposed change in applicable law.
To ensure compliance with Treasury Department Circular 230, each potential investor is hereby notified that any discussion of United States federal income tax issues herein is not intended or written to be relied upon, and cannot be relied upon, by any person for the purpose of avoiding penalties that may be imposed regarding the transactions or matters addressed herein. If any United States federal tax advice contained herein is used or referred to in promoting, marketing or recommending the transactions or matters addressed (which any person not our client with respect to the transactions or matters addressed should assume to be the case), then (A) such discussion should be construed as included in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein; and (B) such person should seek advice based on its particular circumstances from an independent tax advisor.

SELLING SECURITY HOLDERS
We originally issued the Notes in a private placement in September 2005. The Notes were resold by the initial purchasers of the Notes to persons they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The Notes and the shares of common stock: (i) issuable upon conversion of the Notes; (ii) issuable upon exercise of outstanding Warrants; and (iii) currently issued pursuant to the private placements and exercises of Warrants that may be offered pursuant to this prospectus will be offered by the Selling Security Holders, which includes their transferees, distributees, pledgees or donees or their successors. Selling Security Holders may from time to time offer and sell pursuant to this prospectus any or all of the Securities offered by this prospectus. The following table sets forth certain information we have received as of November 7, 2005, concerning the principal amount of Notes beneficially owned by each Selling Security Holders and the number of conversion and other shares of common stock that may be offered from time to time pursuant to this prospectus.
We have prepared this table using information furnished to us by or on behalf of the Selling Security Holders. Except as otherwise indicated below, to our knowledge, no Selling Security Holders nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the Securities. To our knowledge, except as described below, the Selling Security Holders have sole voting and investment power with respect to all of the Securities shown as beneficially owned by them.
The number of conversion shares of common stock shown in the table below assumes conversion of the full amount of Notes held by such holder at the initial conversion rate of 23.3596 shares per $1,000 principal amount plus conversion into 604,423 additional shares of common stock issuable upon conversion of the Notes registered hereunder upon a make-whole fundamental change which represents an additional 7.0078 shares of common stock per $1,000 principal amount of Notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the Notes may change from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the Notes. Cash will be paid instead of fractional shares, if any.
The Selling Security Holders may offer, all, some or none of the Securities. In addition, the Selling Security Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Securities in transactions exempt from the registration requirements of the Securities Act since the date on which they provided information to us regarding their holdings. As of November 25, 2005, we had 15,423,472 shares of common stock outstanding.
Information about the Selling Security Holders may change over time. Any changed information given to us by the Selling Security Holders will be set forth in a prospectus supplement or amendments to this prospectus if and when necessary.

						Common Stock Owned
						Upon Completion of
			Shares of	Number of		Offering of Notes or
			Common Stock	Shares of		Common Stock, as
	Principal		That May be	Common		applicable(1)
	Amount of		Purchased	Stock
	Notes		Pursuant to	Beneficially	Number of	Number of
	Beneficially	Percentage of	Warrants	Owned	Shares Being	Shares	Percentage of
	Owned and	Notes	Beneficially	Before This	Registered	Beneficially	Common Stock
Name	Offered	Outstanding	Owned	Offering	for Resale	Owned	Outstanding

AHFP Ascend(2)	N/A	N/A	N/A	4,178	4,178	0	*
Ascend Offshore Fund, Ltd. (2)	N/A	N/A	N/A	34,440	34,440	0	*
Ascend Offshore Leveraged Fund, Ltd. (2)	N/A	N/A	N/A	76,061	76,061	0	*
Ascend Offshore Leveraged Fund II, Ltd. (2)	N/A	N/A	N/A	12,945	12,945	0	*

						Common Stock Owned
						Upon Completion of
			Shares of	Number of		Offering of Notes or
			Common Stock	Shares of		Common Stock, as
	Principal		That May be	Common		applicable(1)
	Amount of		Purchased	Stock
	Notes		Pursuant to	Beneficially	Number of	Number of
	Beneficially	Percentage of	Warrants	Owned	Shares Being	Shares	Percentage of
	Owned and	Notes	Beneficially	Before This	Registered	Beneficially	Common Stock
Name	Offered	Outstanding	Owned	Offering	for Resale	Owned	Outstanding

Ascend Partners LP(2)	N/A	N/A	N/A	2,608	2,608	0	*
Ascend Partners Leveraged Fund, LP(2)	N/A	N/A	N/A	35,699	35,699	0	*
Ascend Partners Sapient LP(2)	N/A	N/A	N/A	3,010	3,010	0	*
Calm Waters Partnership(3)	N/A	N/A	N/A	200,000	200,000	0	*
Castlerigg Master Investments Ltd.(4)	N/A	N/A	N/A	24,000	24,000	0	*
Wasatch Small Cap Growth Fund (5)	N/A	N/A	N/A	221,555	135,000	86,555	*
Wasatch Small Cap Value Fund (5)	N/A	N/A	N/A	537,585	75,000	462,585	3.0%
Wasatch Micro Cap Value Fund (5)	N/A	N/A	N/A	60,000	25,000	35,000	*
Eagle & Dominion EuroAmerican Growth Fund Limited	N/A	N/A	N/A	7,800	7,800	0	*
Eagle & Dominion EuroAmerican Growth Fund L.P.	N/A	N/A	N/A	2,200	2,200	0	*
Guggenheim Portfolio Company XXIII, LLC	N/A	N/A	N/A	8,459	8,459	0	*
Harbour Holdings Ltd.(6)	N/A	N/A	N/A	7,100	7,100	0	*
Skylands Quest LLC(6)	N/A	N/A	N/A	1,200	1,200	0	*
Skylands Special Investment LLC(6)	N/A	N/A	N/A	4,500	4,500	0	*
Skylands Special Investment II LLC(6)	N/A	N/A	N/A	200	200	0	*
Straus-GEPT Partners, LP(7)	N/A	N/A	N/A	3,600	3,600	0	*
Straus Partners, LP(7)	N/A	N/A	N/A	4,400	4,400	0	*
Touradji Global Resources Master Fund, Ltd.	N/A	N/A	N/A	64,050	64,050	0	*
Treaty Oak Ironwood LTD	N/A	N/A	N/A	5,340	5,340	0	*
Treaty Oak Master Fund	N/A	N/A	N/A	4,660	4,660	0	*
Brent Taber	N/A	N/A	2,360	2,360	2,360	0	*
AJAE Limited Partnership	N/A	N/A	N/A	3,540	3,540	0	*
John Ricketts	N/A	N/A	4,130	4,130	4,130	0	*
Natexis Banques Populaires	N/A	N/A	50,000	50,000	50,000	0	*
Shimmerlik Corporate Communications(8)	N/A	N/A	N/A	7,080	7,080	0	*
Stratum Group(9)	N/A	N/A	N/A	5,900	5,900	0	*
James R. Anderson	N/A	N/A	N/A	14,754	14,754	0	*
Karen Anderson	N/A	N/A	N/A	4,918	4,918	0	*
Roger A. Anderson	N/A	N/A	N/A	492	492	0	*
AHFP Context	$100,000	*	N/A	2,336	2,336	0	*
Basso Fund Ltd.	$275,000	*	N/A	6,424	6,424	0	*
Basso Holdings Ltd.	$1,450,000	1.7%	N/A	33,871	33,871	0	*

						Common Stock Owned
						Upon Completion of
			Shares of	Number of		Offering of Notes or
			Common Stock	Shares of		Common Stock, as
	Principal		That May be	Common		applicable(1)
	Amount of		Purchased	Stock
	Notes		Pursuant to	Beneficially	Number of	Number of
	Beneficially	Percentage of	Warrants	Owned	Shares Being	Shares	Percentage of
	Owned and	Notes	Beneficially	Before This	Registered	Beneficially	Common Stock
Name	Offered	Outstanding	Owned	Offering	for Resale	Owned	Outstanding

Basso Multi-Strategy Holding Fund Ltd.	$775,000	*	N/A	18,104	18,104	0	*
Context Convertible Arbitrage Fund, LP	$400,000	*	N/A	9,344	9,344	0	*
Context Convertible Arbitrage Offshore, Ltd.	$1,740,000	2.0%	N/A	40,646	40,646	0	*
CQS Convertible and Quantitative Strategies Master Fund Limited	$2,000,000	2.3%	N/A	46,719	46,719	0	*
DKR Soundshore Oasis Holding Fund Ltd.(10)	$15,000,000	17.4%	N/A	415,394	415,394	0	*
Finch Tactical Plus Class B	$50,000	*	N/A	1,168	1,168	0	*
KBC Financial Products (Cayman Islands) Ltd.	$17,500,000	20.3%	N/A	408,793	408,793	0	*
LYXOR/ Context Fund Ltd.	$260,000	*	N/A	6,074	6,074	0	*
National Bank of Canada	$450,000	*	N/A	10,512	10,512	0	*
UBS AG London F/ B/ O HFS(11)	$4,200,000	4.9%	N/A	98,110	98,110	0	*
All other holders of Notes and future transferees of such holders	$42,050,000	50.1%	N/A	982,270	982,270	0	*

Total	86,250,000	100%	56,490	3,498,530	2,914,390	584,140	3.8%

* Less than one percent.
(1) This column assumes that the Selling Security Holders have sold the Common Stock being registered by this prospectus, as applicable, (i) already issued to such Selling Security Holders, (ii) received upon the assumed conversion of the Notes by such Selling Security Holders and/or (iii) received upon the exercise of the Warrants by such Selling Security Holders.
(2) Malcolm P. Fairbairn has the voting and dispositive authority with respect to the following entities: AHFP Ascend; Ascend Offshore Fund, Ltd.; Ascend Offshore Leveraged Fund, Ltd.; Ascend Offshore Leveraged Fund II, Ltd.; Ascend Partners LP; Ascend Partners Leveraged Fund, LP; and Ascend Partners Sapient LP. Ascend Capital Limited Partnership (“Ascend Capital LP”), a Delaware limited partnership, serves as the sole general partner of each of Ascend Partners LP, Ascend Partners Sapient LP, Ascend Partners Leveraged Fund LP, and as the investment adviser of Ascend Offshore Fund, Ltd., Ascend Offshore Leveraged Fund, Ltd., Ascend Offshore Leveraged Fund II, Ltd. and AHFP Ascend (collectively, the “Funds”). Ascend Capital, LLC serves as the sole general partner of Ascend Capital LP. Malcolm P. Fairbairn, a natural person, serves as the sole Managing Member of Ascend Capital, LLC. Each of Ascend Capital LP, Ascend Capital, LLC and Mr. Fairbairn may be deemed to be a beneficial owner (collectively of all of the shares of common stock beneficially owned by the Funds).
(3) Richard S. Strong has the voting and dispositive authority with respect to Calm Waters Partnership.
(4) Sandell Asset Management Corp. (“SAMC”) is the investment manager of Castlerigg Master Investments Ltd. (“Master”). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“Holdings”). Holdings is the controlling shareholder of Master. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.
(5) Wasatch Advisors, Inc. has the voting and dispositive authority with respect to the following entities: Wasatch Small Cap Growth Fund; Wasatch Small Cap Value Fund; and Wasatch Microcap Value Fund. Wasatch Advisors, Inc. is investment advisor for and has the voting and dispositive authority to do any and all acts on behalf of Wasatch Fund, Inc.
(6) Charles A. Paquelet has the voting and dispositive power with respect to the following entities: Harbour Holdings Ltd.; Skylands Quest LLC; Skylands Special Investment LLC; and Skylands Special Investment II LLC.

(7) Melville Straus has the voting and dispositive power with respect to the following entities: Straus-GEPT Partners, LP; and Straus Partners, LP.
(8) Warren M. Shimmerlik has the voting and dispositive power with respect to Shimmerlik Corporate Communications.
(9) Joseph Rinaldi has the voting and dispositive power with respect to Stratum Group.
(10) DKR SoundShore Oasis Holding Fund Ltd. (“DKR Fund”) is a master fund in a master-feeder structure. DKR Fund’s investment manager is DKR Oasis Management Company LP (the “DKR Investment Manager”). Pursuant to an investment management agreement among DKR Fund, the feeder funds and the DKR Investment Manager, the DKR Investment Manager has the authority to do any and all acts on behalf of the DKR Fund, including voting and shares of common stock held by the DKR Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, on the general partners of the DKR Investment Manager. Mr. Fischer has ultimate responsibility for trading with respect to the DKR Fund. Mr. Fischer disclaims any beneficial ownership of the Securities held by DKR Fund.
(11) UBS London represented to the Company that it acquired the Notes to be sold pursuant to this prospectus in the ordinary course of business, and at the time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
Except as set forth above, none of the Selling Security Holders is a reporting company under Section 13 or 15(d) of the Exchange Act, a registered investment company, a registered broker-dealer, or an affiliate of a registered broker-dealer.
Information concerning other Selling Security Holders will be set forth in prospectus supplements or post-effective amendments to the registration statement of which this prospectus is a part.
PLAN OF DISTRIBUTION
We will not receive any proceeds from the sale of the Securities offered by this prospectus. The Selling Security Holders and their successors, which include their transferees, distributees, pledgees or donees or their successors, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents in one or more transactions at:
• fixed prices;
• prevailing market prices at the time of sale;
• prices related to such prevailing market prices;
• varying prices determined at the time of sale; or
• negotiated prices.
Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
The sales by Selling Security Holders and their successors may be effected in transactions in the following manner (which may involve block transactions or transactions in which the same broker acts as agent on both sides of the transaction, known as crosses):
• on any national securities exchange or quotation service on which the Notes or the common stock may be listed or quoted at the time of sale;
• in the over-the-counter market;
• in transactions otherwise than on such exchanges or services or in the over-the-counter market;
• through the writing of options, whether such options are listed on an options exchange or otherwise; or
• through the settlement of short sales.
Selling Security Holders may enter into hedging or other derivative transactions with broker-dealers or other financial institutions that may in turn engage in short sales of the Securities in the course of the hedging transactions they assume. Selling Security Holders may also sell the Securities short and deliver these Securities to close out such short positions, or loan or pledge the Securities to broker-dealers that in turn may sell these Securities. In addition, any Securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
From time to time, the Selling Security Holders may transfer, pledge, donate, or assign their Securities to lenders or others, and each of such persons will be deemed to be a “Selling Security Holder” for purposes of this prospectus. The number of securities beneficially owned by the Selling Security Holders will decrease as and when they take such actions. The plan of distribution for the Selling Security Holders’ securities sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees, and other successors will be Selling Security Holders hereunder.
Our outstanding common is listed on the Nasdaq National Market under the symbol “TRGL.” We do not intend to list the Notes for trading on any national securities exchange or on Nasdaq. We cannot guarantee that any trading market will develop for the Notes. Even if a market does develop for the Notes, the market may not be maintained.
The Securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
The Selling Security Holders and any underwriters, broker-dealers or agents that participate in the sale of the securities may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. Selling Security Holders who are underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Certain of the Selling Security Holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation including, but not limited to, Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. To our knowledge, there are currently no plans, arrangements or understandings between the Selling Security Holders and any underwriter, broker, dealer or agent regarding the sale of the Securities by the Selling Security Holders.
If required, the specific Securities to be sold, the names of the Selling Security Holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

PRINCIPAL STOCKHOLDERS
      The table below sets forth, as of November 25, 2005, the number of shares and percentage of our outstanding common stock and Series A-1 Convertible Preferred Stock beneficially owned by:
      • each of our executive officers and directors;
      • all of our executive officers and directors as a group; and
      • each stockholder known by us to beneficially own more than 5% of our outstanding common stock.
      The beneficial ownership percentages are based on 15,423,472 shares of common stock outstanding and 72,000 shares of and Series A-1 Convertible Preferred Stock outstanding as of November 25, 2005. Beneficial ownership is calculated in accordance with the rules of the Commission. A person is deemed to be a “beneficial owner” of any security that he or she has the right to acquire within sixty (60) days after November 25, 2005. Shares that a person has the right to acquire under stock options and convertible securities are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ.

	Common Stock		Series A-1 Preferred Stock
	Beneficially Owned		Beneficially Owned

	Number of	Percent of	Number of	Percent of
	Shares	Class	Shares	Class

Thomas P. Kellogg, Jr.	15,267(1)	*	—	—
John Mark McLaughlin	291,734(2)	1.88%(2)	—	—
Peter L. Falb	967,800(3)	6.25%(3)	—	—
G. Thomas Graves III	280,000(4)	1.79%(4)	—	—
William I. Lee	1,225,357(5)	7.78%(5)	51,000(5)	70.83%(5)
H.R. Sanders, Jr.	34,850(6)	*	1,000(6)	1.39%(6)
David M. Brewer	1,524,056(7)	9.76%(7)	—	—
Herbert L. Brewer	395,210(8)	2.53%(8)	20,000(8)	27.78%(8)
Michael J. FitzGerald	75,603(9)	*	—	—
Douglas W. Weir	56,000(10)	*	—	—
Charles J. Campise	8,000(11)	*	—	—
All directors and officers as a group (11 persons)	4,873,877(12)	29.27%(12)	72,000(13)	100.00%(13)
Beneficial owners of 5% or more:
Wilco Properties, Inc., 4809 Cole Ave., Suite 107, Dallas, Texas 75205	1,225,357(5)	7.78%(5)	51,000(5)	70.83%(5)
Peter L. Falb, Edward Nathan Dane, Firethorn I Limited Partnership and Dane, Falb, Stone & Co., Inc. c/o Peter L. Falb, 33 Broad Street, Boston, Massachusetts 02109	967,800(3)	6.25%(3)	—	—
David M. Brewer and Joseph E. Griesedieck, III c/o The Madison Group, 590 Madison Avenue, 21st Floor, New York, NY 10022	1,524,056(7)	9.76%(7)	—	—

*	Less than one percent

(1)	Includes 6,667 shares of common stock that Mr. Kellogg has the right to acquire upon the exercise of options within 60 days of November 25, 2005 and 2,600 shares of restricted stock which he can vote but not dispose of.

(2)	Includes 115,000 shares of common stock that Mr. McLaughlin has the right to acquire upon the exercise of options within 60 days of November 25, 2005 and 2,600 shares of restricted stock which he can vote but not dispose of.

(3)	The beneficial ownership includes 134,172 shares of common stock owned directly and indirectly by Mr. Falb (including 2,600 shares of restricted stock held by Mr. Falb which he can vote but not dispose of) and 60,000 shares of common stock that Mr. Falb has the right to acquire upon exercise of options within 60 days of November 25, 2005. Also includes 695,200 shares that Mr. Falb has shared voting and shared dispositive power with Firethorn I Limited Partnership, a Massachusetts limited partnership, and Dane, Falb, Stone & Co., Inc., a Massachusetts corporation. The information regarding Mr. Falb’s beneficial ownership of Toreador’s common stock is based on a Schedule 13D filed with the SEC on April 7, 1995 by Mr. Falb, as amended through Amendment No. 7 thereto filed on July 30, 1998, and the Form 4s filed by Mr. Falb through November 25, 2005.

(4)	Includes 250,000 shares of common stock that Mr. Graves has the right to acquire upon exercise of options within 60 days of November 25, 2005 and 15,000 shares of restricted stock which he can vote but not dispose of.

(5)	Includes 137,650 shares of common stock beneficially owned by Wilco Properties, Inc. (“Wilco”) and 1,087,707 shares of common stock beneficially owned by Mr. Lee. Mr. Lee and Wilco may be deemed to be acting in concert with respect to the shares of common stock beneficially owned by each. Shares of common stock beneficially owned by Mr. Lee include: (i) the 822,707 shares owned directly by Mr. Lee (including 2,600 shares of restricted stock held by Mr. Lee which he can vote but not dispose of); (ii) 250,000 shares of common stock issuable to Mr. Lee upon conversion of the Series A-1 Convertible Preferred Stock; and (iii) 15,000 shares of common stock which Mr. Lee has the right to acquire upon exercise of options within 60 days of November 25, 2005. Mr. Lee may be deemed to have shared voting power and shared dispositive power over (i) 68,900 shares of common stock owned by Wilco; and (ii) 68,750 shares of common stock issuable upon conversion of Series A-1 Convertible Preferred Stock issued to Wilco. The information regarding Mr. Lee’s and Wilco’s beneficial ownership of Toreador’s common stock is based on a Schedule 13D filed by Mr. Lee and Wilco with the SEC on June 2, 1997, as amended through Amendment No. 12 thereto filed on September 1, 2005, and the Form 4s filed by Mr. Lee through November 25, 2005.

(6)	Includes 25,000 shares of common stock which Mr. Sanders has the right to acquire upon exercise of options exercisable within 60 days of November 25, 2005, 2,600 shares of restricted stock which he can vote but not dispose of and 6,250 shares of common stock with respect to which Mr. Sanders has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock. The information regarding Mr. Sanders’ ownership of common stock is based on the Form 4s filed by Mr. Sanders through November 25, 2005.

(7)	Includes (i) 1,268,861 shares of common stock held directly by Mr. David Brewer (including 2,600 shares of restricted stock which he can vote but not dispose of), (ii)10,000 shares of common stock held by a profit sharing plan for Mr. David Brewer, (iii) 45,733 shares held directly by JD Associates, an investment joint venture formed by Messrs. David Brewer and Joseph E. Griesedieck, III, (iv) 119,962 shares of common stock issuable upon conversion of the second amended and restated convertible debenture issued by Madison Oil Company to PHD Partners, LP, a partnership controlled by Mr. David Brewer, (v) 5,000 shares of common stock held directly by Mr. Griesedieck’s children, and (vi) 74,500 shares of common stock with respect to which Mr. David Brewer has the right to acquire upon exercise of options within 60 days of November 25, 2005. Mr. David Brewer may be deemed to have sole voting and dispositive power over 1,470,723 shares of common stock and shared voting and dispositive power over 45,733 shares of common stock. Messrs. David Brewer and Griesedieck have expressly disclaimed beneficial ownership of any shares owned directly or indirectly by the other, except for the 45,733 shares held by JD Associates. Mr. David Brewer also disclaims beneficial ownership of shares of Toreador common stock owned directly or indirectly by Mr. Herbert Brewer. The information regarding the beneficial ownership of Toreador’s common stock of Messrs. David Brewer and Griesedieck is based on a Schedule 13D filed with the SEC on January 9, 2002, as amended by Messrs. David Brewer and Griesedieck through Amendment 5 thereto filed on November 2, 2005, the Form 4s filed by Mr. David Brewer through November 25, 2005, and the Form 4s filed by Mr. Griesedieck through November 25, 2005.

(8)	Includes (i) 225,210 shares of common stock held directly by Mr. Herbert Brewer (including 2,600 shares of restricted stock which he can vote but not dispose of), (ii) 45,000 shares of common stock with respect to which Mr. Herbert Brewer has the right to acquire upon exercise of options within 60 days of November 25, 2005, and (iii) 125,000 shares of common stock which may be acquired by Mr. Herbert Brewer upon conversion of the Series A-1 Convertible Preferred Stock of which 62,500 shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust. Mr. Herbert Brewer may be deemed to have sole voting and dispositive power over 392,610 shares of common stock. Mr. Herbert Brewer has disclaimed beneficial ownership of any shares owned directly or indirectly by Mr. David Brewer and has advised Toreador that he also does not act in concert in any manner with Mr. David Brewer with respect to their investments in Toreador. The information regarding the beneficial ownership of Toreador’s common stock of Mr. Herbert Brewer is based on a Schedule 13D filed with the SEC, as amended by Mr. Herbert Brewer through Amendment 5 thereto filed on November 2, 2004, and the Form 4s filed by Mr. Herbert Brewer through November 25, 2005.

(9)	Includes 46,000 shares of common stock that Mr. FitzGerald has the right to acquire beneficial ownership upon the exercise of options within 60 days of November 25, 2005 and 7,500 shares of restricted stock which he can vote but not dispose of.

(10)	Includes 20,000 shares of common stock that Mr. Weir has the right to acquire upon exercise of the options within 60 days of November 25, 2005 and 9,000 shares of restricted stock which he can vote but not dispose of.

(11)	Includes 8,000 shares of restricted stock which he can vote but not dispose of.

(12)	Includes (i) 657,167 shares of common stock that are subject to stock options exercisable within 60 days of November 25, 2005, held by the eleven directors and executive officers, (ii) 3,643,748 shares of Toreador common stock owned directly and indirectly by the group of eleven, (iii) 450,000 shares of common stock assuming the conversion of the shares of Series A-1 Convertible Preferred Stock issued to Wilco, the Herbert L. and Paulyne Brewer 1992 Trust, and Messrs. Herbert Brewer, Sanders and Lee and (iv) 119,962 shares of common stock assuming the conversion of the second amended and restated convertible debenture issued by Madison Oil Company to PHD Partners.

(13)	Consists of the 72,000 shares of Series A-1 Convertible Preferred Stock issued to Wilco, the Herbert L. and Paulyne Brewer 1992 Trust and Messrs. Herbert Brewer, Sanders and Lee.

      Except as otherwise indicated above, all shares shown in the above table are owned directly and the holder thereof has sole voting and investment power with respect to such shares.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We maintain a website at http://www.toreador.net. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.
INCORPORATION BY REFERENCE
We have “incorporated by reference” into this prospectus certain information we have filed, or will file, with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.
We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:
• our annual report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 31, 2005, as amended on Form 10-K/ A, filed with the SEC on August 9, 2005;
• our quarterly reports filed on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 filed with the SEC on May 16, 2005, August 12, 2005 and November 14, 2005, respectively;
• our current reports on Form 8-K filed with the SEC on January 3, 2005, January 4, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 25, 2005, February 1, 2005, February 7, 2005, February 11, 2005 (with respect to Items 1.01 and 9.01), February 24, 2005, March 29, 2005, May 23, 2005, June 13, 2005, June 17, 2005 (with respect to Items 2.01 and 9.01), July 13, 2005, August 15, 2005, September 1, 2005 (with respect to Item 3.02), September 14, 2005 (with respect to Item 8.01), September 20, 2005 (with respect to Item 8.01), September 22, 2005, September 28, 2005), October 3, 2005, October 6, 2005 and November 4, 2005;
• our current report on Form 8-K filed with the SEC on August 17, 2004, containing a description of Toreador’s capital stock;
• the information specifically incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2004 from our proxy statement filed with the SEC on April 19, 2005; and

• future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering of the Securities. In no event, however, will any information that we disclose under Item 2.02 or Item 7.01 of any current report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise become a part of, this prospectus.
All filings filed by us pursuant to the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference in this prospectus.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205
Attention: Stewart P. Yee
Telephone: (214) 559-3933
EXPERTS
Our consolidated financial statements at December 31, 2004 and December 31, 2003 and for the two years then ended appearing in Toreador Resources Corporation’s Annual Reports (Form 10-K/A) for the years ended December 31, 2004 and December 31, 2003, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Our consolidated financial statements for the year ended December 31, 2002, appearing in Toreador Resources Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The estimates relating to our proved oil and gas reserves and future net revenues of oil and gas reserves as of December 31, 2004 and 2003, incorporated in this prospectus by reference to Toreador Resources Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 are based upon estimates of such reserves prepared by LaRoche Petroleum Consultants, Ltd. in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.
LEGAL MATTERS
The validity of the Securities offered under this prospectus and certain tax consequences of the Notes is being passed upon for us by our lawyers, Haynes and Boone, LLP, Dallas, Texas.
CERTAIN DEFINITIONS
The following are certain defined terms used in this prospectus:
“2D” or “2D Seismic.” An exploration method using straight lines of receivers crossing the surface of the earth which use energy waves or sound waves to indicate the type, size, shape, and depth of subsurface rock formations.

“3D” or “3D Seismic.” An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape, and depth of subsurface rock formations. 3D seismic provides three-dimensional pictures.
“Bbl.” One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.
“BOE.” Barrels of oil equivalent. BTU equivalent of six thousand cubic feet (Mcf) of natural gas which is equal to the BTU equivalent of one barrel of oil.
“BTU.” British Thermal Unit.
“DEVELOPMENT WELL.” A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.
“DISCOUNTED PRESENT VALUE.” The present value of proved reserves is an estimate of the discounted future net cash flows from each property at the specified date, or as otherwise indicated. Net cash flow is defined as net revenues, after deducting production and ad valorem taxes, less future capital costs and operating expenses, but before deducting federal income taxes. The future net cash flows have been discounted at an annual rate of 10% to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with SEC rules, estimates have been made using constant oil and natural gas prices and operating costs at the specified date, or as otherwise indicated.
“DRY HOLE.” A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.
“EXPLORATORY WELL.” A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.
“GROSS ACRES” or “GROSS WELLS.” The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.
“MBbl.” One thousand Bbls.
“MBOE.” One thousand BOE.
“Mcf.” One thousand cubic feet of natural gas.
“MMBOE.” One million BOE.
“MMcf.” One million cubic feet of natural gas.
“NET ACRES.” The sum of the fractional working or any type of royalty interests owned in gross acres.
“PERMIT.” An area onshore or offshore that comprises a contiguous acreage, or leasehold, position on which an operator drills exploratory and/or development wells.
“PRODUCING WELL” or “PRODUCTIVE WELL.” A well that is capable of producing oil or natural gas in economic quantities.
“PROVED DEVELOPED RESERVES.” The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
“PROVED RESERVES.” The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

“PROVED UNDEVELOPED RESERVES.” The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
“ROYALTY INTEREST.” An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.
“SPUD.” To begin to drill a well.
“UNDEVELOPED ACREAGE.” Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.
“WORKING INTEREST.” The operating interest (not necessarily as operator) that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all exploration, development and operational costs including all risks in connection therewith.

TOREADOR RESOURCES CORPORATION
$86,250,000 5.00% Convertible Senior Notes due 2025
3,518,813 Shares of Common Stock Issuable Upon (i) Conversion of the Notes,
(ii) Issuable Upon Exercise of Outstanding Warrants to Purchase Common Stock
and (iii) Currently Issued and Outstanding

PROSPECTUS

                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other expenses of Issuance and Distribution
The following table sets forth the expenses, other than commissions, expected to be incurred in connection with the offering described in the registration statement:

Expenses	Amount

Securities and Exchange Commission registration fee	$15,035
Legal fees	$100,000	*
Printing and engraving expenses	$40,000	*
Auditors’ fees	$7,500	*
Trustee and Authenticating Agent fees	$22,500	*
Miscellaneous expenses	$5,000	*

Total	$190,035	*

*	Estimated.
All of the above-referenced expenses will be borne by Toreador.

Item 15.	Indemnification of Directors and Officers
(i) Toreador’s Restated Certificate of Incorporation (the “Certificate of Incorporation”), in accordance with Section 102(b)(7) of the General Corporation Law of the State of Delaware (“Delaware Code”), provides that no director of Toreador will be personally liable to Toreador or any of its stockholders for monetary damages arising from the director’s breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the Delaware Code nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to Toreador or its stockholders; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit.
The Third Amended and Restated Bylaws of Toreador (“Bylaws”) provide that Toreador shall indemnify its directors and officers and former directors and officers to the fullest extent permitted by the Delaware Code. Pursuant to the provisions of Section 145 of the Delaware Code, Toreador has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Toreador) by reason of the fact that he is or was a director, officer, employee, or agent of Toreador, or is or was serving at the request of Toreador as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding, provided, however, that Toreador shall indemnify any such person in connection with an action, suit or proceeding stated above and initiated by such person only if such action, suit or proceeding was authorized by the Company’s board of directors. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Toreador and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The power to indemnify applies to actions brought by or in the right of Toreador to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against such expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted under similar standards, except that in such actions no indemnification shall be made in the event of any adjudication of liability unless and only to the extent that the Court of Chancery or court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification.
To the extent a present or former director or officer of Toreador has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.
Our Bylaws provide that a person acting in any of the capacities set forth above shall also have the right to be paid by Toreador the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware Code requires, an advancement of expenses incurred by such person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to indemnification for such expenses.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Toreador pursuant to the foregoing provisions, Toreador has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
(ii) Certain of Toreador’s directors have indemnification agreements with Toreador in which Toreador agrees to indemnify such directors under certain circumstances. Toreador has purchased indemnification insurance on behalf of its directors.

Item 16.	Exhibits
A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated by reference herein.

Item 17.	Undertakings
The undersigned registrant hereby undertakes:
      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
      (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona find offering thereof;
      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 28th day of November, 2005.

TOREADOR RESOURCES CORPORATION

By:	/s/ G. Thomas Graves III

G. Thomas Graves III
President and CEO
      Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated:

Signature	Title	Date

/s/ G. Thomas Graves III G. Thomas Graves III	President, Chief Executive Officer and Director	November 28, 2005

/s/ David M. Brewer* David M. Brewer	Director	November 28, 2005

/s/ Herbert L. Brewer* Herbert L. Brewer	Director	November 28, 2005

/s/ Peter L. Falb* Peter L. Falb	Director	November 28, 2005

Thomas P. Kellogg, Jr.	Director

/s/ William I. Lee* William I. Lee	Director	November 28, 2005

/s/ H.R. Sanders, Jr.* H.R. Sanders, Jr.	Director	November 28, 2005

/s/ John Mark McLaughlin* John Mark McLaughlin	Chairman and Director	November 28, 2005

/s/ Douglas Weir Douglas Weir	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 28, 2005

/s/ Charles Campise Charles Campise	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 28, 2005

/s/ G. Thomas Graves III G. Thomas Graves III*

*	Pursuant to power of attorney previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

2.1	– Certificate of Ownership and Merger, effective June 5, 2000, merging Toreador Resources Corporation into Toreador Royalty Corporation (previously filed as Exhibit 2.1 to Toreador Resources Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005, File No. 0-2517, and incorporated herein by reference).

2.2	– Agreement and Plan of Merger, dated as of October 3, 2001, between Toreador Resources Corporation and Madison Oil Company (previously filed as Exhibit 2.1 to Toreador Resources Corporation Registration Statement on Form S-4, No. 333-72314, filed on October 26, 2001, and incorporated herein by reference).

2.3	– Agreement for Purchase and Sale, dated December 17, 2003, by and among Toreador Resources Corporation and Tormin, Inc., as Sellers, and Black Stone Acquisitions Partners I, L.P., as Buyer (previously filed as Exhibit 2.1 to Toreador Resources Corporation Current Report on Form 8-K filed on January 15, 2004, File No. 0-2517, and incorporated herein by reference).

2.4	– Quota Purchase Agreement between Pogo Overseas Production BV, as Seller, and Toreador Resources Corporation, as Purchaser, dated as of June 7, 2005 (previously filed as Exhibit 2.1 to Toreador Resources Corporation Current Report on Form 8-K filed on June 13, 2005, File No. 0-2517, and incorporated herein by reference).

3.1	– Restated Certificate of Incorporation of Toreador Resources Corporation (previously filed as Exhibit 3.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2005, File No. 0-2517, and incorporated herein by reference).

3.2	– Third Amended and Restated Bylaws of Toreador Resources Corporation (previously filed as Exhibit 3.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2005, File No. 0-2517, and incorporated herein by reference).

4.1	– Settlement Agreement, dated June 25, 1998, among the Gralee Persons, the Dane Falb Persons and Toreador Royalty Corporation (previously filed on Exhibit 4.1 to Toreador Resources Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2005, File No. 0-2517, and incorporated herein by reference).

4.2	– Warrant, dated July 22, 2004, issued by Toreador Resources Corporation to Nigel Lovett (previously filed as Exhibit 4.14 to Toreador Resources Corporation Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 20, 2004, File No. 0-2517, and incorporated herein by reference).

4.3	– Warrant, dated July 22, 2004, issued by Toreador Resources Corporation to Rich Brand (previously filed as Exhibit 4.13 to Toreador Resources Corporation Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 20, 2004, File No. 0-2517, and incorporated herein by reference).

4.4	– Registration Rights Agreement, effective February 22, 2005, between Toreador Resources Corporation and James R. Anderson (previously filed as Exhibit 4.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2005, File No. 0-2517, and incorporated herein by reference).

4.5	– Registration Rights Agreement, effective February 22, 2005, between Toreador Resources Corporation and Karen Anderson (previously filed as Exhibit 4.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2005, File No. 0-2517, and incorporated herein by reference).

4.6	– Registration Rights Agreement, effective February 22, 2005, between Toreador Resources Corporation and Roger A. Anderson (previously filed as Exhibit 4.3 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2005, File No. 0-2517, and incorporated herein by reference).

Exhibit
Number		Description of Exhibit

4.7		– Registration Rights Agreement, effective November 1, 2002, among Toreador Resources Corporation and persons party thereto (previously filed as Exhibit 4.5 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2002, File No. 0-2517, and incorporated herein by reference).

4.8		– Registration Rights Agreement, dated July 26, 2003, between Toreador Resources Corporation and James R. Anderson (previously filed as Exhibit 4.7 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 0-2517, and incorporated herein by reference).

4.9		– Registration Rights Agreement, dated August 13, 2003, between Toreador Resources Corporation and Karen Anderson (previously filed as Exhibit 4.8 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 0-2517, and incorporated herein by reference).

4.10		– Registration Rights Agreement, dated October 20, 2003, between Toreador Resources Corporation and William I. Lee and Wilco Properties, Inc. (previously filed as Exhibit 4.9 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 0- 2517, and incorporated herein by reference).

4.11		– Registration Rights Agreement, dated December 15, 2003, between Toreador Resources Corporation and James R. Anderson (previously filed as Exhibit 4.9 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2003, File No. 0-2517, and incorporated herein by reference).

4.12		– Registration Rights Agreement, dated December 15, 2003, between Toreador Resources Corporation and Roger A. Anderson (previously filed as Exhibit 4.10 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2003, File No. 0-2517, and incorporated herein by reference).

4.13		– Registration Rights Agreement, dated December 22, 2003, between Toreador Resources Corporation and Wilco Properties Inc (previously filed as Exhibit 4.11 to Toreador Resources Corporation Annual Report on Form 10-K for the year ended December 31, 2003, File No. 0-2517, and incorporated herein by reference).

4.14		– Registration Rights Agreement, dated July 20, 2004, between Toreador Resources Corporation and the Investors party thereto (previously filed as Exhibit 4.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2004, File No. 0-2517, and incorporated herein by reference).

4.15		– Registration Rights Agreement, dated July 22, 2004, between Toreador Resources Corporation and the Investors party thereto (previously filed as Exhibit 4.9 to Toreador Resources Corporation Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 20, 2004, File No. 0-2517, and incorporated herein by reference).

4.16		– Warrant, dated July 22, 2004, issued by Toreador Resources Corporation to RP&C International (Securities), Inc. (previously filed as Exhibit 4.12 to Toreador Resources Corporation Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 20, 2004, File No. 0-2517, and incorporated herein by reference).

4.17		– Warrant, dated July 11, 2005, issued by Toreador Resources Corporation to Natexis Banques Populaires (previously filed as Exhibit 10.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2005, File No. 0-2517, and incorporated herein by reference).

**4	.18	– Registration Rights Agreement dated September 27, 2005 by and between Toreador Resources Corporation and UBS Securities LLC and the other Initial Purchasers named in the Purchase Agreement.

**4	.19	– Indenture dated as of September 27, 2005 by and between Toreador Resources Corporation and The Bank of New York Trust Company, N.A.

**4	.20	Form of Stock Certificate

**5	.1	Legal Opinion of Haynes and Boone, LLP regarding legality of the securities.

Exhibit
Number		Description of Exhibit

**8	.1	Legal Opinion of Haynes and Boone, LLP regarding tax consequences.

10.1		Form of Subscription Agreement dated September 16, 2005 (previously filed as Exhibit 10.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2005, File No. 0-2517, and incorporated herein by reference).

**10	.2	Purchase Agreement dated September 22, 2005 by and among Toreador Resources Corporation, UBS Securities LLC and the other Initial Purchasers named in Schedule A thereto.

*12	.1	Computation of ratio of earnings to fixed charges

*23	.1	Consent of Ernst & Young LLP

*23	.2	Consent of Hein & Associates, LLP

**23	.3	Consent of Haynes and Boone, LLP (included in its opinion filed as Exhibit 5.1)

*23	.4	Consent of LaRoche Petroleum Consultants, Ltd.

**24	.1	Power of Attorney (included in the signature page of this registration statement)

**25	.1	Form T-1 Statement of Eligibility and Qualification of Trustee

*	Filed herewith

**	Previously filed